Material Asset of Acquisition

Settlement Supporting Documents

Table of Contents

1. Amendment to Agreement of Sale
2. Agreement of Sale and or Assignment of Assets in Phase One
3. Material Acquisition of Assets Summary of Closing Statement
4. Agreement for Construction Port Trajan Pa.
5. Port of Trajan Summary for Institutional Investors
6. Master Trust Indenture Relating to Port of De Claudius, Inc.
7. Letter of Intent between Ameri Metro, Inc. and Jewell Real Estate 1086 Master LLLP
8. Amendment to Letter of Intent
9. Land Purchase Agreement between Ameri Metro, Inc. and Jewell Real Estate 1086 Master LLLP
10. Master Trustee Agreement between GIF&DA and HSRF Statutory Trust
11. Master Consulting Agreement between GIF&DA and Ameri Metro, Inc.
12. Wells Fargo Bank 1031 Exchange Account
13. ISS Marine Services, Inc. Acceptance Letter

Amendment to Agreement of Sale

AMENDMENT TO AGREEMENT OF SALE

This Amendment is maid this 13th day September 2016 to the agreement made the 11th day of September 2016, by and between Ameri Metro, Inc. hereinafter referred to as "option holder" **Party to the first part**

Jewel's Real –Estate 10-86 Master LLLP of Red Lion, Pennsylvania 17356, hereinafter referred to as "The seller." **Party of the second part**, Seller

This amendment is Paragraph 5 relating to closing date of September 14th 2016 changing is to October 14th 2016.

All other terms and condition of the agreement will remain in full force and effect.

Ameri Metro, Inc. hereinafter referred to as **Party to the first part**

Debra Mathias CEO

Port De Claudius, Inc. /TB/TA port Trajan in Pennsylvania **hereinafter** referred to as "The Buyer."

B. Craig Smith

Agreement of Sale and or Assignment of Assets in Phase One

AGREEMENT OF SALE AND OR ASSIGNMENT OF ASSETS IN PHASE ONE

This Agreement is made the 11th day of September 2016, by and between Ameri Metro, Inc. hereinafter referred to as "option holder" **Party to the first part**

Jewel's Real –Estate 10-86 Master LLLP of Red Lion, Pennsylvania 17356, hereinafter referred to as "The seller." **Party of the second part**, Seller

Global Infrastructure Finance & Development Authority, Inc division of Hi Speed Rail Facilities Provider Inc. of P.O. BOX.124 Red Lion Pennsylvania hereinafter referred to as Financier. **Party to the third part**

Port De Claudius, Inc. /TB /TA Port Trajan in Pennsylvania **hereinafter** referred to as "The Buyer." **Party to the fourth part.**

HSRF Statutory Trust as Trustee, a Wyoming trust company (the "Trustee"), **Party to the fifth part**

All five parties hereinafter be collectively referred to as the **"cartel"**

Background and Recitals

WHEREAS, the **"cartel"**, have entered into various letters of intent, memorandum of understandings and agreement(s) with each other and those letters of intent, memorandum of understandings and agreement(s) Master Trust Indentures and Trustee Agreement have been on record with SEC and are now by reference are incorporated into this Background and Recitals copy of which is attached and marked Exhibit "A". The cartel desires to consolidate all agreements into this agreement, to sell and or assign certain assets, hereinafter described, now held by **Party to the first part**, and **Party of the second part**,

WHEREAS, Port De Claudius, Inc. /TB/TA Port Trajan in Pennsylvania **hereinafter** referred to as "The Buyer." Desires to purchase and/or take assignment of the said assets in phase one; and

WHEREAS, for the purpose of this agreement Party **to the first part**, and **Party of the second part**, Desires to sell and/or the assignment of the said assets in phase one to **Party to the fourth part.**

WHEREAS, the assignment of the said assets in phase one hereto as is described in Exhibit "B" for reference purposes only; and

WHEREAS, said sale and/or the assignment of the said assets in phase one to **Party of the fourth part** is expressly and exclusively to facilitate the priority financial interest of Party **to the first part**

1. NOW THEREFORE, in consideration of the following covenants, duties, representations and obligations to be kept and performed by each party, and with the intention to be bound legally, the parties agree as follows: THIS AGREEMENT SUPERSEDES ALL PRIOR AGREEMENTS, CONTRACTS, UNDERSTANDINGS AND NEGOTIATIONS BETWEEN THE PARTIES, AND ANY PRIOR DISCUSSIONS, and REPRESENTATIONS AND NEGOTIATIONS ARE MERGED HEREIN.

2. **Party to the first part**, and **Party of the second part**, shall sell and assign to Port De Claudius, Inc. /TB/TA Port Trajan in Pennsylvania **hereinafter** referred to as "The Buyer." All rights, title and interest may have in and to any contractual agreements including but not limited to said Agreement (Exhibit "A") so that **Party to the first part** is divested completely of the same for the phase one.

3. All contractual agreements, written, oral or implied, between **cartel** and any related or affiliated companies are rendered null and void upon the completion of the transaction contemplated by this Agreement for phase one .

4. Port De Claudius, Inc. /TB /TA Port Trajan referred to as "The Buyer." Party to the fifth part. **"cartel" per the attached Summary of Closing Statement EXHIBIT "B"**

5. Settlement on the sale and assignment provided for herein shall occur in York, Pennsylvania, at a time and location mutually agreeable to the parties, on or before September 14, 2016, with time being of the essence. At settlement, to Party to the first part in the form of a bank cashier's check or in other form reasonably acceptable to Seller form bond proceeds to Jewel's Real –Estate 10-86 Master LLLP **Party of the second part**, This Agreement has been prepared by representative for the buyer, and the Seller acknowledges having been counseled by an attorney of its choice or that buyer's waived the right to such counsel. No reliance is made upon buyer's attorney by Seller.

6. This Agreement shall be construed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania; and venue for any litigation arising therefrom shall be in York County, Pennsylvania.

7. This Agreement shall not be recorded, disclosed to any person not a party hereto, or modified except by a writing signed by all parties and supported by additional consideration. It shall not be incorporated by reference in any other document.

8. This Agreement shall not be modified, amended, supplemented or otherwise changed except by a writing executed by the parties. In the event that such an amendment is necessary to clarify some provision hereof, Seller shall not attempt to raise issues or request changes that would change Seller's obligations hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and date first above written.

Ameri Metro, Inc. hereinafter referred to as **Party to the first part**

_____

Jewel's Real –Estate 10-86 Master LLLP **Party of the second part**, Seller



Global Infrastructure Finance & Development Authority, Inc division of Hi Speed Rail facilities provider Inc.



_____

Port De Claudius, Inc/TB/TA port Trajan in Pennsylvania **hereinafter** referred to as "The Buyer."

_____

HSRF Statutory Trust as Trustee, a Wyoming trust company (the "Trustee"),



_____

Material Acquisition of Assets Summary of Closing Statement

Material Acquisition of Assets

Summary of Closing Statement

Party to the 1 Part	Ameri Metro
Party to the 2 Part	Jewel's Real Estate 1086 Master LLLP
Party to the 3 part	GIF&DA
Party to the 4 Part	Port De Claudius
Party to the 5 part	HSRF Trust

SEC - File

Master Trust Indenture	$8,000,000,000	(EX-10 126 ex1034gifdamastertrustindent.htm EXHIBIT 10.34 PORT DE CLAUDIUS INC DOCUMENTS)
Bond Proceeds First Tranche	$950,000,000	
Master Trust Indenture Reserve	$7,050,000,000	

Gross Distributions	Ameri Metro Party to 1 part	Jewel Real Estate Party to 2 part	GIF&DA Party to 3 part	Port De Claudius Party to 4 part	HSRF Trust Party to 5 Part
From Bond Proceeds to	66,719,514	124,350,000	2,375,000	640,060,486	116,495,000
Land Sale Proceeds Held in Qualified Intermediary 1031 EX Wells Fargo	33,740,000				
Land Sale Proceeds Held in Qualified Intermediary 1031 EX Wells Fargo		84,350,000			
Consulting Fee Ameri Metro	14,250,000				
HSRF Statutory Trust Trustee Fee					2,375,000
HSRF Statutory Trust Account Admin Fee					120,000
Vertical Cons.Mobilization Fee Phase II	2,729,514				
GID&FA Application Fee			2,375,000		
Project Construction onsite/offsite fees	16,000,000	40,000,000			
GID&FA Interest Reserve					114,000,000
Construction Funds				640,060,486	
Allocation of expense between parties					
County transfer tax	843,500	843,500			
Eastern Development & Design (Eng./Arch.		2,000,000		2,000,000	
Real Estate Commission		445,400			
Sundstrom & Mindlin LLP		6,000,000		2,000,000	
France Law Firm				2,000,000	

Shannon McDonald law Firm				180,000	
Stombaugh Ness Accountants		225,000			
Lancaster and David Accountants	5,000				
Matthew McCurdie Attorney	100,000				
	Ameri Metro Party to 1 part	Jewell Real Estate Party to 2 part	GIF&DA Party to 3 part	Port De Claudius Party to 4 part	HSRF Trust Party to 5 Part
Allocation of expense between parties					
JSDC Law Offices		225,000			
Miller, Brown, Ohm & Assoc. Accountants	10,000				
HSRF Statutory Trust as Trustee		17,000,000		17,200,000	
State & Local Permit Fees				18,000,000	
Eastern Dev. & Design Construction Mag.. Fee				32,955,300	
HSRF Statutory Trust Contingency Fee				47,079,000	
Lord Chauffeurs equipment supplier				200,000,000	
HSR Freight Line Inc. Vehicle Purchase				70,000,000	
HSR Tech. Inc. Warehouse Automation				63,500,000	
Advertising and Promotion Platinum Media				2,000,000	
Transportation Engineering "TEMS"		5,000,000		10,000,000	
Lease Hold Deposits to Jewell				15,500,000	
Title Insurance Cape Horn Abstracting				5,000,000	
Penn Insurance Services LLC				3,000,000	
McConkey Insurance Agency				4,000,000	
Bond Agency Rating Fees				650,000	
Contract Administration Slater & West				11,250,000	
William Sellers ESQ (Indenture Docs)		60,000			
Wells Fargo Bank 1031 Exc Account	3,000				
Smigel, Anderson and Sacks LLP				250,000	
Net total proceeds due Party	$65,758,014	$92,551,100	$2,375,000	$133,496,186	$116,495,000

Note:

Information is subject to change due to amendments and change orders, ordinarily practiced in the industry

Agreement for Construction Port Trajan Pa.

AGREEMENT FOR CONSTRUCTION
Port Trajan Pa.

This construction Agreement is made and entered into on the 8th day of August , 2016, by PORT De Claudius ,Inc having the address 2575 Eastern Blvd Suite 101 York ,PA .19402,hereinafter referred to as **PDC** and Ameri Metros ,Inc. having the 2575 Eastern Blvd Suite 102 York, PA, hereinafter referred to as " **AMI**." PDC and AMI may be referred to collectively herein as "the parties."

WHEREAS, PDC is a for profit corporation organized and existing under the laws of the State of Pennsylvania, and AMI is a business corporation organized and existing under the laws of the State of Delaware and granted a Certificate of Authority to conduct business in the State of Pennsylvania; and

WHEREAS, PDC has secured or is about to secure all necessary approvals and permits by certain municipalities per the municipal planning cord (MPC)of Pennsylvania enacted by the Legislature for the land development and construction of a project consisting of construction and operation of a commercial properties hereinafter referred to as "the Project;" and

WHEREAS, PDC and AMI on August 8TH 2016, entered into an agreement for AMI to do and perform all required tasks and actions to develop and construct the Project as agent and representative of PDC by taking such actions as necessary to secure the first and future phases of the financing applicable to the design. planning, engineering and related soft and hard costs of the construction of the Project and related activities; and

WHEREAS, PDC and AMI now desire to establish and set forth the compensation to be paid to AMI as a fee for its services, together with other standards, covenants, policies, allocations of responsibility and protocols relevant thereto.

NOW THEREFORE, in consideration of the following covenants and duties to be performed by each party, and with the intention to be bound legally hereby, PDC and AMI agree as follows:

1. AMI as the agent and representative of PDC shall do perform all required tasks and actions to develop and construct the Project as agent and representative of PDC without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design. planning, engineering and related soft and hard costs of the construction of the Project and related activities. The specifications, designs, construction standards, subcontractor agreements, insurance requirements, hiring and employment policies and similar items shall be developed by AMI, subject to approval by PDC , and as necessary offered for review and approval by appropriate governmental and regulatory agencies.

2. AMI shall assure that the Project is constructed according to specifications and requirements imposed by the Pennsylvania Department of Transportation (PADOT) and the Federal Highway Administration. Approvals and permits by

certain municipalities per the municipal planning cord .The work done by AMI through itself, its contractors, subcontractors, agents, employees and affiliated organizations, shall be subject to inspections as mandated by law to demonstrate compliance with all applicable standards. AMI shall be responsible for coordinating all construction of the Project including construction work performed by subcontractors and others. AMI shall supervise all phases of the construction of the Project, and it shall be responsible to PDC for all acts or omissions of its employees, subcontractors, agents, consultants and other parties under its control. AMI shall contract with all subordinate parties in its own name and behalf and not in the name of or on behalf of PDC unless later agreed upon by the parties. AMI shall provide to PDC, on an on-going basis, a list of all subcontractors and others engaged by AMI for work on the project, together with correct and complete copies of all contracts and agreements with such parties.

3. The engagement of any subcontractor or subordinate parties for work on the project shall not excuse AMI from complying in all respects with this contract. AMI shall have full responsibility for every portion of the construction of the Project furnished or performed by any subcontractor or subordinate party and every act or omission (whether willful, negligent or otherwise) of AMI's employees, subcontractors and their employees, and all other parties engaged for work upon the Project. All construction, acts and omissions of any party participating in the construction of the Project shall be deemed those of AMI for the purposes of this agreement. AMI shall be responsible for assuring that the construction of the Project is performed in a good and workmanlike manner and in accordance with the highest standards of care for the industry. AMI shall take all reasonable precautions to prevent injury, damages or loss to persons or property throughout the Project, including especially issues of environmental protection.

4. The term of this Agreement shall continue until the completion of the Project and thereafter unless and until terminated by mutual agreement of PDC and AMI, and it may continue into perpetuity if not so terminated.

5. The parties agree that the face amount of the contract between them for AMI to complete the Project. For the purpose this agreement The project consists of two phases. phase one closing to take place on or before September 16th 2016 and phase two to take place on or before August 31st 2017 See attached Exhibit "A" The phase one is consist of land purchase and onsite off site improvement and its estimated to cost for both phases is two Billion Dollars ($2,000,000,000) at cost plus forty percent (40%), plus two percent (2%) over the adjustment for the increase in inflation regardless of the cost to AMI to perform the required services hereunder. In no event will the profit to AMI from the amounts paid by PDC be less than Eight Hundred Million Dollars ($800,000,000.00). Payments shall be due fifteen (15) days from the date of the submission of invoices from AMI to PDC. time being of the essence. For any payments received after the fifteenth (15th) day. a late fee of five percent (5%) of the unpaid amount if paid within ten (10) days thereafter; and any amounts paid after said ten-day period shall accrue late fees at the rate of eighteen percent (18) per annum plus a collection fee of three percent (3%) and attorney's fees of five percent (5%) of the unpaid balance.

6.
A mobilization fee of $2,729,514 shall be due and payable by PDC to AMI upon the closing of Bond funding for phase one. It is further agreed by the parties that mobilization fee to be heled in escrow until 30 days before the start of the vertical construction of the project with a subsequent payment of three percent (3%) of the face amount of the contract upon the bond funding for the second phase of the project; and a subsequent payment of an additional two percent (2%) of the face amount of the contract upon mobilization for the phase 3 and onwards of the project.

7. The parties agree that this Agreement is not intended to create, nor shall it create, a partnership between them or any business relationship other than that specifically created by the terms hereof. Likewise, no partnership or other business relationship shall be created between PDC, AMI and any subcontractors or subordinate parties contracted to work on the Project.

8. The business and affairs of the Project shall be controlled by AMI without the requirement that the approval of PDC be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by AMI to PDC as the parties may agree from time to time. Detailed and complete records of all aspects of the Project shall be kept by PDC and AMI for their use and for inspection by any third parties, agencies. regulators or others authorized by law or agreement to access them.

9. AMI may conduct the business of the Project from such location or locations as it may elect, whether in the State of Pennsylvania, the Commonwealth of Pennsylvania, or elsewhere. However, as stated below, Pennsylvania law shall govern this agreement.

10. AMI may act through such subagents and subcontractors, attorneys and representatives as it deem necessary in its sole discretion; and to compensate such parties under such terms as it may agree.

11. The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by AMI, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as AMI shall institute for the safekeeping and distribution according to sound business practices. AMI shall act as Sponsor for the PDC Direct Offering and Bond Issuer.

12. As stated above, AMI shall maintain current and complete records of all aspects of its performance on behalf of PDC and in furtherance of the Project, with such records being available to PDC and to other parties as legally required. This shall include all fiscal and financial records. Such records shall be examined and audited by independent auditors and accountants selected by AMI, with such statements of account being rendered as required by good accounting practices.

13. AMI shall comply with all legal requirements of all applicable agencies and jurisdictions for the project, including but not limited to labor and hiring practices, compensation of subcontractors and workers, and taxes and insurance. In order to assure such compliance, AMI may employ attorneys and advisors as it may in its sole discretion determine, securing such legal advice and opinions as will reasonably protect the Project and the parties thereto.

14. The parties recognize that this agreement is intended to be supplemented, augmented and subject to possible amendment and modification from time to time during the development of the Project and its construction. The parties agree for themselves, their agents, employees, subcontractors, affiliated parties and assigns, that they will execute promptly any documents, amendments, supplements, schedules, additions or other material reasonably required to be executed in order to carry out this agreement and the construction of the Project.

15. It is the intention of the parties that at any time during the term of this Agreement, AMI shall have the option, upon thirty (30) days' notice to PDC, to purchase the Project from PDC including the right to receive all toll income and other income from operations. The terms of such purchase shall be negotiated and determined by the parties at the time that said notice is given to PDC, and they covenant that they will negotiate the same in good faith. The purchase of the Project by AMI shall be under and subject to all liens and encumbrances of record, which AMI agrees to pay from the income of the Project; however, AMI shall not be required to assume any liens or encumbrances as against its separate funds and assets that are separate from the Project. It is also understood by the parties that the State of Pennsylvania has the authority under the MPC (Municipal Paling Cord) Resolution enacted by the Pennsylvania Legislature that are the basis for the Project to take over the Project at any time, subject to all liens, encumbrances.

contracts, claims and other contingencies then in place, which the State of Pennsylvania would then be legally bound to pay. When at some point in the future all encumbrances upon the Project have been paid and retired, it is the further understanding of the parties that at that time the Project is to be turned over to full ownership by the governing body having jurisdiction by the State of Pennsylvania under the MPC (Municipal Paling Cord) or by any subsequent legislation.

16. This Agreement shall be construed according to and governed by the laws of the Commonwealth of Pennsylvania. Venue for any legal actions between the parties involving this Agreement and/or the Project shall be in York County, Pennsylvania.

17. This Agreement constitutes the entire agreement between the parties and supersedes all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof, and neither party hereto shall be bound by nor charged with any oral or written agreements, representation, warranties, statements, promises or understandings not specifically set forth in this Agreement. This Agreement may not be amended, altered or modified except by a writing signed by both parties.

18. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to PDC:	B. Craig Smith, Director
	P.O. Box 124
	Red Lion, PA 17356

If to AMI:	James Baker, President
	c/o ISL
	3500 South DuPont Highway
	Dover, DE 19901

Any party hereto may change its address for purposes of this paragraph by written Notice given to the other in the manner provided above.

19. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

20.   If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

21.   Each party hereto agrees to do all acts and things and to make, execute, and deliver such written instruments as shall from time to time be reasonably required to carry out the terms and provisions of this agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Port De Claudius, Inc.

By: _B. Craig Smith_
    B. Craig Smith, President /Director

Ameri Metro, Inc.

By: _Debra Mathias_
    ~~James Backer, President~~
    Debra Mathias, CEO

Port of Trajan Summary for Institutional Investors

.

Port of De Claudius, Inc. / DBA PORT OF TRAJAN (PA location)

End user Company: Port of De Claudius, Inc.

Facility purposed owner: Hi Speed Rail Facilities Provider, Inc. (HSRFP)

Facility agent operator: Inchcape Shipping Services **(Dubai world owned)**

Inchcape Shipping Services under the contract with Port of De Claudius, Inc. D/B/A Port Trajan will provide inland port operations utilizing port Trajan facility to facilitated it's 2600 worldwide customer from 600 ports around the world:

Background Information

Inchcape Shipping Services (Dubai world owned):

Inchcape Shipping Services (ISS) is one of the world's leading maritime services providers. Through its proprietary network of some 290 offices employing over 3,800 people across 65 countries, ISS provides its customers with an unparalleled global resourced delivered locally and tailored to each customer's individual needs. It is an independently owned and managed company not under the control of the Organizer.

Its diversified customer base includes clients across the oil, cruise, container and bulk commodity sectors, and it is engaged in serving naval, governmental and inter-governmental clients. Additionally, ISS provides landside commercial and humanitarian logistics, transit, offshore support and other associated marine services.

ISS also provides a growing range of outsourcing services. These include global crew and marine spares logistics; port agency management and commercial representation.

Summary for Institutional Investors

Company "AMERI METRO" intends to launch a planned IPO. Initial Institutional investor Funds' will be used to purchase from Jewel's Real Estate 1086 Master LLLP, per the agreement, the assembled parcels of land together with certain horizontal improvements, for further sale to Hi Speed Rail Facilities provider Inc. "HSRFP".

The benefit to Company "AMERI METRO" for such transaction is that, at simultaneous closing with Jewel's Real Estate1086 Master LLLP and Hi Speed Rail Facilities provider Inc. "HSRFP", the Profit to the Company "AMERI METRO" in the 1st year will be $157,080,000 with an additional annual interest income of $11,100,000. The 2nd year profit at closing $103,600,000 and the 3rd year at closing profit is $65,660,000. (Profit are from land sale at port Trajan only)

The Initial investor's funds will benefit the company with a sold profit and a very strong future outlook.

Hi Speed Rail Facilities provider Inc.'s "HSRFP" tenant, **Port of De Claudius, Inc** T/D/B "Port Trajan" will initially issue IBO. "HSRFP" anticipates that its Bonds will be rated well, for the following reasons:

1. Facilities delivery to the "HSRFP" is ready for occupancy. Only minimum government approvals are required for Land development and construction permits, highway occupancy permits or any national permits.

2. Facilities agent **Inchcape Shipping Services (ISS)** will direct supply chain to the "Port Trajan" by providing end to end service to 2,600 worldwide customers from 600 ports around the world.

   Inchcape Shipping Services (ISS) is one of the world's leading maritime services providers. Through its proprietary network of some 290 offices employing over 3,800 people across 65 Countries, ISS provides its customers with an unparalleled global resourced delivered locally and Tailored to each customer's individual needs. It is an independently owned and managed Company not under the control of the Organizer. Its diversified customer base includes clients across the oil, cruise, container and bulk commodity sectors, and it is engaged in serving naval, governmental and inter-governmental clients. Additionally, ISS provides landside commercial and humanitarian logistics, transit, Offshore support and other associated marine services. ISS also provides a growing range of outsourcing services. These include global crew and Marine spares logistics; port agency management and commercial representation.

3. Facilities are located along Interstate-81 premier freight corridor in North East.

4. Facilities at Interstate 81 are part of the railroad's Crescent Corridor, a 2,5OO-mile network of Rail and terminals. Norfolk Southern is operating Intermodal rail-truck facility.

5. Facilities have more than 5 mile of rail tack and situated well along the 90 miles of Interstate 81 and over 50 million consumers within 8 hours truck driving time.

The Port Trajan Summary

Port of De Claudius, Inc T/D/B "Port Trajan" In anticipation of panama canal expansion and its opening for year 2015. Port of De Claudius, Inc focused on developing the largest Inland port on the East coast. Facility to be owned by Hi Speed Rail Facilities provider Inc. "HSRFP" occupied by **Port of De Claudius, Inc** T/D/B "Port Trajan" . "HSRFP" under certain agreement commissioned the Company "AMERI METRO" for such undertaking.

Company "AMERI METRO" in 2010 filed with SEC s1 registration statement and in June 2012 company successfully merged with yellowwood acquisition and survived the company name AMERI METRO while company was awaiting SEC registration statement to become effective (which became effective November 27 2013.)

Company "AMERI METRO" on January 9, 2013 signed a letter of intent with Jewel's Real Estate1086 Master LLLP. Formerly JEWEL'S REAL ESTATE, LTD PARTNERSHIP that has been in operations since 12/17/1997 to fulfil Hi Speed Rail Facilities provider Inc. "HSRFP" agreement with the company .

Hi Speed Rail Facilities provider Inc entered into a Letter of The Company "AMERI METRO" The purpose being that the Company is to provide contracting services for the build out of the (Port Trajan 5 Terminals). In 2010 the Company was appointed as the agent and representative of HSRFP to perform all required tasks and actions to develop and construct such projects 'for Hi Speed Rail Facilities Provider, Inc. under the a Letter of Intent and subsequent agreement the Project comprises of five Phases **2,321.**acres of development land W/Intermodal facilities. 'For Hi Speed Rail Facilities Provider Inc. Inland port (Port Trajan) Phase one (1) comprises of +/- **542** acres. Purchase price is, $350,000 per acres. And additional off-site Improvement in the amount of Twenty Million dollars ($20,000,000.00).

As to any vertical construction cost will be determined at later date any subsequent price Per Phase will have the baseline at $350,000 per acre .

Jewel Real Estate1086 Master LLLP. Proceeded forward to fulfill its agreement to the company "AMERI METRO".

STATE PENNSYLVANIA: state of Pennsylvania provided $45 million toward $97 million dollars Intermodal facilities project. Project was opened January 2013 .Interstate 81 is part of the railroad's Crescent Corridor, a 2,500-mile network of rail and terminals Norfolk Southern is operating Intermodal rail-truck facility .Company "AMERI METRO" control +/- 872 acres adjacent to Interstate 81 fright corridor and $97 million dollars Intermodal facilities and railroad's Crescent Corridor.

Facilities operations at Inland port. Port Trajan. Pa location:

EXIT STRATEGIES FOR INSTITUTIONAL INVESTOR

Company "AMERI METRO" is facing a significant global demands for its services as it is estimated by society of civil engineers and other alike market demanded for the critical infrastructure is well over 40 trillion dollar and growing Company "AMERI METRO" is one company that has strong business plane. Company via its related parties have legislative endorsement to execute such task whereby it can develop infrastructure, enhance infrastructure, relive the burden on tax payer, issue Bonds, create true and sustainable commerce and economic development, create long term jobs.

Company "AMERI METRO" intended to launch a planned IPO to capture fair share of the 40 trillion dollar market. Company's goal is to book the Hi Speed Rail Facilities provider Inc. "HSRFP" transaction which is significant and timely due to the nature of its core business of developing infrastructure and demands for its post development services.

Company "AMERI METRO" believes that upon launch a planned IPO INSTITUTIONAL INVESTOR will greatly benefit from company's sound business model within less than two years' time.

Operational Risk Management

Company "AMERI METRO" Hold's 25% interest under certain opportunity license agreement with **Port of De Claudius, Inc.** / DBA PORT TRAJAN (PA location).

To insure the successful operations of the inland port the company and **Port of De Claudius, Inc.** / DBA PORT OF TRAJAN. In 2012 the company and Port of De Claudius, Inc. entered into agreement with Inchcape Shipping Services (**Dubai world owned**) to be it operational arm for the successful operations of Port of De Claudius, Inc./ Port Trajan See Attachment

Inchcape Shipping Services (ISS) is one of the world's leading maritime services providers. Through its proprietary network of some 290 offices employing over 3,800 people across 65 countries, ISS provides its customers with an unparalleled global resourced delivered locally and tailored to each customer's individual needs. It is an independently owned and managed company not under the control of the Organizer.

Its diversified customer base includes clients across the oil, cruise, container and bulk commodity sectors, and it is engaged in serving naval, governmental and inter-governmental clients. Additionally, ISS provides landside commercial and humanitarian logistics, transit, offshore support and other associated marine services.

ISS also provides a growing range of outsourcing services. These include global crew and marine spares logistics; port agency management and commercial representation.

Certain relationship with world's transportation experts

Confidential

Dr. Alexander E. Metcalf, as expert for the company, assumes overall responsibility for the firm's transportation, economics and systems studies. He is an internationally recognized authority in the areas of transportation economics, demand forecasting, economic and financial analysis, and transportation models and systems, with particular expertise in rail and air business planning. Dr. Metcalf held management positions in different companies including Cole, Sherman & Associates, Transecon International, British Rail and London Transport. He has implemented projects in Britain, Ireland, Canada, and the U.S

Bombardier transportation Hi Speed Rail :

Company entered into certain agreement with Bombardier to provides it service to the company for the Hi Speed Rail rolling stock an privet labeling train set.

China Railway Construction CO.

Company via it related company HSR Technologies, Inc. has reach attentive agreement china high speed railway construction co. to be the Technologies partner with company to deliver to the company train set that will partially assemble in the USA . And provide trained construction crew to provide timely construction of rail road.

Relco locomotive, Inc.

Company via it related company HSR Technologies, Inc has entered manufacturing agreement for privet label with Relco for the DMU units

Boeing : company is willing and ready to provide start to launch air cargo operations.

Inchcape Shipping Services (ISS) is one of the world's leading maritime services providers. Through its proprietary network of some 290 offices employing over 3,800 people across 65 countries. ISS has entered into agreement with Company related party **Port of De Claudius, Inc** to provide inland port operations utilizing port Trajan facility to facilitated it's 2600 worldwide customer from 600 ports around the world

Norfolk Southern

Facilities at Interstate 81 are part of the railroad's Crescent Corridor, a 2,500-mile network of rail and terminals Norfolk Southern is operating Intermodal rail-truck facilityat port Trajan



American Spirit. American Dream



Sarah jewel Mathais international airport and port of Ostia.

IS SARAH JEWEL MATHIAS INTERNATIONAL AIRPORT THE ANSWER?

As the world of aviation industry move into the next generation of advance technologies, spending billions of dollars in R&D to gain maximum fuel efficiency, flying longer distances in shorter time in the sky flying at higher speeds, larger passenger carrying capabilities Use of composites Technologies "The Green Technologies."

Take a look, at what is going on in market place:

Bombardier:

The Vista Jet order follows the announcement in December that it plans to order up to 142 Bombardier Global jets valued at $7.8 billion. The deal includes firm orders for 56 jets valued at $3.1 billion and options for another 86, making it one of the largest business jet contracts ever announced and the largest for Bombardier.

Boeing: officially launched the Boeing 787-10 at the Paris Air Show on Tuesday. The manufacturer is going ahead with the development of the aircraft on the back of firm commitments for 102 from five different customers. The first 787-10 is to be delivered in 2018.

Boeing is "rapidly moving towards the launch" of the 777X, Vice President and General Manager-Airplane Development Scott Fancher said on the sidelines of the Paris air show. The two versions of the aircraft are far advanced in the development process and the company is promising its customers an improvement in fuel efficiency of at least 20% compared to current models.

Easyjet:

Easyjet has entered a preliminary agreement with Airbus to acquire up to 200 A320NEOs and 35 A320s. The deal is still subject to shareholder approval.

Efficiency:

Efficiency is the name of the game all profit margin are based on efficiency, dollars spent per hour of operations. All sound great .However when it comes to final test of efficiency it all fails one might ask how?

It is well know that our air space is crowded. Is it because to many aircrafts are in air, and how many of those aircraft are in the air because of what/ why …. ? is it because there are just to many or it is because they are flying in holding paten due weather condition or the aircrafts are not efficient, or is it something else . And we are going to put more aircraft in the air yet. What we are seeing is as A Single major cause of failure to efficiency is ground support ground infrastructure I don't care if you're Boeing, Airbus, Bombardier they cannot fix that. Ground support ground infrastructure they are not in that business, they build aircrafts. Flights are delayed due availability of gate space at the airport

So what is the fix to this entire madness fix the Ground support ground infrastructure you are going to run in to another road block that is that most of the airport are to the capacity no more ground left around them to buy or develop.

ANSWER IS SJM:

This where SJM airport comes in for the rescue by moving all the major aircraft Maintenance and inspection to SJM airport along with all the airfreight this will free up those hanger spaces to become available for passenger terminal making expansion at each of the major airports . SJM airport will provide the best solution for Ground support ground infrastructure improvement will become the true commercial airport



Sarah Jewel Mathias International Airport and Port of Ostia

A World of Possibilities



The Sarah Jewel Mathias International Airport (KSJM) and Port of Ostia aerotropolis will revolutionize logistics in the United States. The existing transportation and distribution infrastructure in the South has been identified as insufficient to meet the anticipated demand over the next several decades. The Ameri-Metro, Inc. team has developed a plan to meet the demands of the future and to combat the existing distribution shortfalls by creating the most elaborate multi-modal distribution system the world has ever seen.



The aerotropolis will be located in west-central Alabama approximately half way between the Gulf of Mexico and the Tennessee border. High speed rail, freight rail and a toll road will connect the aerotropolis with the port to the south and connections to high density population centers to the north.



The airport component of the aerotropolis has been envisioned to accommodate the next generation of mega-sized aircraft that have not yet even been designed. Many airports around the world are finding it difficult to handle the largest aircraft that are currently in service such as the Airbus A380. Most of the existing airports around the world are constrained by physical barriers that inhibit their ability to expand to accommodate the massive size of the aircraft that operate today. This will not be an issue at KSJM. The airport will have four parallel runways 18,000 feet long and 250 feet wide as well as a crosswind runway measuring 12,000 feet long and 250 feet wide. Design criteria for the taxiway system, aircraft parking areas and the runways have been planned to accommodate the new large aircraft of today as well as the next generation aircraft of tomorrow.

Why SJM . . .

- Four 18,000' x 250' Runways
- 24/7 Air Traffic Tower - No Curfew
- Unrestricted Airspace
- R & D Facilities
- 1,600-acre Inland Rail Port
- Town Center
- 2,300-acre Industrial Park
- Competitive Rates
- Incentives
- Greenfield Site
- Design/Build-to-Suit (Expandable)
- 1,800-acre Airport Business Park
- Shipping & Receiving (Logistics)
- State-of-the-Art Facilities
- Customer Reception Center
- Corporate Aircraft Ramp
- Nearby Residential/Retail/Hotel
- Aviation Maintenance
- Aviation Manufacturing
- Corporate Housing
- 24/7 U.S. Customs Port of Entry
- Full-Service Fixed-Based Operator
- Research & Development
- Flight Testing Facilities



- Index E ARFF Capability
- Bonded Cargo and Refrigerated Storage Facilities

- Security Certified per TSA 1542
- Hangars and Warehouses
- International Airline Inspection Stations

AIR CARGO • MULTI-MODAL • PASSENGER SERVICE • RAIL • GROUND • PORT • CORPORATE AVIATION

BOEING

As company 's related party move towards development of SJM airport in the state of Alabama to create a true commercial airport for air freight , R&D, International and domestic airline inspection station it company has reach out to Boeing in 2012 to help launch air freight .

Boeing stand ready to assist SJM airport successful operations air freight from start to launch.

Inchcape shipping services freight forward servicers will be provided by as previously discussed .

BOEING: Attach you will find two attachments from Boeing forecasting FROM 2012 to 2031

Current market study

World of air cargo

Here are some of the highlights

Page 4 Air Travel part......Air Cargo will grow 5.2 %

Page 6 Continued passenger demand ....Key Supply Chain Shocks and Short haul air travel will be replaced by AM HSR from major city to major city.

Page 7 Current Trends.........900 airlines 30% based in US

Page 8 Infrastructure investment remains crucial......Congested airports and London's Heathrow is already at its limit.

Page 9....Boeing is under the impression they don't have anything to worry about concerning HSR providers but they don't know what AM will do. But as you said they can only fly into airports not distribution systems so AM is an ancillary product to the whole industry.

Page 10 Airport environment and growth.....the aviation market place will find AM in Alb one day soon!

Page 20 Cargo market......how many airplanes does it take to ship 18000 containers? Amy be faster in the air but then it bottle necks when it hits the airport to the distribution system. Answer ISS and AM!

Page 31 Pilot needs......Looks like long term that this could be an issue for the Air distribution system. They need 100's thousands of pilots and we need one train engineer. Again from start to finish the turtle wins the race by efficiencies.

Strategic IPO Roll Out

Company "AMERI METRO" believes that Strategic IPO Roll Out is just as important as its business model and therefor it will hold out where possible of making any announcement of certain relationship with world's transportationexperts prior announcement of planed IPO. Certain relationship such as listed below speaks volume for the company.

Bombardier transportation Hi Speed Rail

China Railway Construction CO

Relco locomotive, Inc.

Boeing

Inchcape Shipping Services (ISS)

Norfolk Southern

Master Trust Indenture Relating to Port of De Claudius, Inc.

filed SEC

EX-10 126 ex1034gifdamastertrustindent.htm EXHIBIT 10.34 PORT OF DE CLAUDIUS INC DOCUMENTS

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY,INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
Port of De Claudius, Inc.

And

Port Trajan of PA

"An International Inland ports"

$8,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY,INC.

Revenue Bonds

SERIES 2016

AMERI METRO, INC.
AS
Horizontal and vertical Site Improvements Developer
For
Port of Ostia, Inc.

And

Morgan Stanley
AS
Broker of record

Voya

FOR

Wealth management services related
TO
Global Infrastructure Finance and Development Authority,Inc.

Dated as of _____ , 2016

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS 3

    Section 101.   Meaning of Words and Terms 3
    Section 102.   Rules of Construction 13

ARTICLE II FORM, EXECUTION, DELIVERY AND DESIGNATION OF BONDS 14

    Section 201.   Issuance of Bonds 14
    Section 202.   Details of Bonds 14
    Section 203.   Execution and Form of Bonds 15
    Section 204.   Registration and Transfer of Bonds 15
    Section 205.   Ownership of Bonds 15
    Section 206.   Special Obligations 15
    Section 207.   Authorization of Bonds 16
    Section 208.   Temporary Bonds 17
    Section 209.   Mutilated, Destroyed or Lost Bonds 17
    Section 210.   Pari Passu Obligations Under Credit Agreements 18
    Section 211.   Tax Status of Bonds 18

ARTICLE III REDEMPTION OF BONDS 19

    Section 301.   Redemption Generally 19
    Section 302.   Notice of Redemption; Procedure for Selection 19
    Section 303.   Effect of Calling for Redemption 20
    Section 304.   Cancellation 21

ARTICLE IV ACQUISITION AND CONSTRUCTION FUND 22

    Section 401.   Acquisition and Construction Fund 22
    Section 402.   Payments From Acquisition and Construction Fund 22
    Section 403.   Cost of Project 22
    Section 404.   Disposition of Balances in Acquisition and Construction Fund 23

ARTICLE V ESTABLISHMENT OF FUNDS AND APPLICATION THEREOF 24

Section 501. Lien 24
Section 502. Establishment of Funds and Accounts 24
Section 503. Acquisition and Construction Fund 25
Section 504. Revenue Fund and Series Revenue Accounts 26
Section 505. Debt Service Fund and Series Debt Service Account 26
Section 506. Optional Redemption 28
Section 507. Rebate Fund and Series Rebate Accounts 28
Section 508. Investment of Funds and Accounts 29
Section 509. Deficiencies and Surpluses in Funds 30
Section 510. Investment Income 31
Section 511. Cancellation of the Bonds ....

ARTICLE VI CONCERNING THE TRUSTEE 32

    Section 601.   Acceptance of Trust 32
    Section 602.   No Responsibility for Recitals.. 32
    Section 603.   Trustee May Act Through Agents; Answerable Only for Willful
               Misconduct or Gross Negligence 32
    Section 604.   Compensation and Indemnity.. 32
    Section 605.   No Duty to Renew Insurance 33
    Section 606.   Notice of Default; Right to Investigate............................. 33
    Section 607.   Obligation to Act on Default 33
    Section 608.   Reliance by Trustee.. 33
    Section 609.   Trustee May Deal in Bonds.. 33
    Section 610.   Construction of Ambiguous Provision............................... 33
    Section 611.   Resignation of Trustee 34
    Section 612.   Removal of Trustee.. 34
    Section 613.   Appointment of Successor Trustee.................................... 34
    Section 614.   Qualification of Successor Trustee.................................... 35
    Section 615.   Instruments of Succession.. 35
    Section 616.   Merger of Trustee 35
    Section 617.   Resignation of Escrow Agent, Paying Agent or Bond Registrar 35
    Section 618.   Removal of Escrow Agent, Paying Agent or Bond Registrar.............. 36
    Section 619.   Appointment of Successor Escrow Agent, Paying Agent or Bond
               Registrar... 36
    Section 620.   Qualifications of Successor Escrow Agent, Paying Agent or Bond
               Registrar... 36
    Section 621.   Acceptance of Duties by Successor Escrow Agent, Paying Agent or
               Bond Registrar.. 36
    Section 622.   Successor by Merger or Consolidation 37
    Section 623.   Patriot Act Requirements of the Trustee........................... 37

ARTICLE VII FUNDS CONSTITUTE TRUST FUNDS 38

    Section 701.   Trust Funds... 38

ARTICLE VIII COVENANTS AND AGREEMENTS OF THE ISSUER 39

    Section 801.   Payment of Bonds... 39
    Section 802.   Extension of Payment of Bonds 39
    Section 803.   Further Assurance 39
    Section 804.   Power to Issue Bonds and Create a Lien........................... 39
    Section 805.   Power to Undertake Projects and to Collect Pledged Revenue........... 39
    Section 806.   Sale of Projects... 40
    Section 807.   Completion and Maintenance of Projects........................... 40
    Section 808.   Accounts and Reports 40
    Section 809.   Arbitrage and Other Tax Covenants 41
    Section 810.   Payment of Tolls.. 41
    Section 811.   Method of Collection of Assessments, Charges and Fees.................. 41
    Section 812.   Deposit of Proceeds from Sale of Property 42

Section 813. No Other Obligations Payable from Assessments, Charges or Fees.... 42
Section 814. General 42
Section 815. Secondary Market Disclosure.. 42

ARTICLE IX EVENTS OF DEFAULT AND REMEDIES 43

Section 901. Extension of Interest Payment... 43
Section 902. Events of Default 43
Section 903. No Acceleration of Maturities of Bonds of a Series............................... 44
Section 904. Enforcement of Remedies 44
Section 905. Pro Rata Application of Funds Among Owners of a Series of Bonds.... 45
Section 906. Effect of Discontinuance of Proceedings.. 46
Section 907. Restriction on Individual Owner Actions.. 46
Section 908. No Remedy Exclusive... 46
Section 909. Delay Not a Waiver 46
Section 910. Right to Enforce Payment of Bonds 46
Section 911. No Cross Default Among Series.. 46
Section 912. Indemnification.. 47

ARTICLE X EXECUTION OF INSTRUMENTS BY OWNERS AND PROOF OF
OWNERSHIP OF BONDS.. 48

Section 1001. Execution of Instruments by Owners and Proof of Ownership of
Bonds 48
Section 1002. Deposit of Bonds 48

ARTICLE XI SUPPLEMENTAL INDENTURES... 49

Section 1101. Supplemental Indentures.. 49
Section 1102. Supplemental Indentures With Owner Consent 49
Section 1103. Opinion of Bond Counsel With Respect to Supplemental Indenture 51
Section 1104. Supplemental Indenture Part of Indenture 51
Section 1105. Insurer or Issuer of a Credit or Liquidity Facility as Owner of Bonds.. 51

ARTICLE XII DEFEASANCE 53

Section 1201. Defeasance and Discharge of the Lien of this Master Indenture and
Supplemental Indentures... 53
Section 1202. Moneys Held in Trust 56

ARTICLE XIII MISCELLANEOUS PROVISIONS 57

Section 1301. Effect of Covenant 57
Section 1302. Manner of Giving Notice to the Issuer and the Trustee........................ 57
Section 1303. Manner of Giving Notice to the Owners... 57
Section 1304. Successorship of Issuer Officers.. 59
Section 1305. Inconsistent Provisions.. 59
Section 1306. Further Acts; Counterparts 59
Section 1307. Headings Not Part of Indenture 59
Section 1308. Effect of Partial Invalidity... 59

Section 1309.   Effective Date 59

EXHIBIT A: FORM OF REQUISITION A-1

MASTER TRUST INDENTURE

THIS IS A MASTER TRUST INDENTURE, dated as of _____, 2015, by and between Global Infrastructure Finance & Development Authority, Inc., a Pennsylvania nonprofit corporation (the "Direct Issuer"), and HSRF STATUTORY TRUST , a STATUTORY trust as trustee (the "Trustee")

WHEREAS, the Issuer is a nonprofit corporation exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; and,

WHEREAS, the Issuer was organized for the purpose of acting as a parent corporation to, or umbrella organization for, related Sub-Issuers (as hereinafter defined) and to facilitate the provision of transportation services by the Sub-Issuers (the "Project"); and,

WHEREAS, each Sub-Issuer shall be organized for the purpose of the financing, acquisition, construction, operation, management, and maintenance of a high-speed rail system for passenger and freight transportation within certain rail corridors, and other transportation services; and,

WHEREAS, the Issuer deems it advisable to borrow money and to issue its Revenue Bonds to finance certain costs associated with the creation and development of the Sub-Issuers including, but not limed to, money loaned to a Sub-Issuer by the Issuer, and to mortgage and pledge as security for the Bonds any assets of the Issuer and any revenue to be derived from its operations including, but not limed to, money repaid to the Issuer by a Sub-Issuer; and,

WHEREAS, the execution and delivery of the Bonds and of this Master Indenture have been duly authorized by the Governing Body of the Issuer and all things necessary to make the Bonds, when executed by the Issuer and authenticated by the Trustee, valid and binding legal obligations of the Issuer and to make this Master Indenture a valid and binding agreement and a valid and binding lien on the Trust Estate (hereinafter defined) have been done.

NOW, THEREFORE, THIS MASTER TRUST INDENTURE WITNESSETH:

GRANTING
CLAUSES

That the Issuer, in consideration of the premises and acceptance by the Trustee of the trusts hereby created and the purchase and acceptance of the Bonds (hereafter defined) by the Owners (hereafter defined), and for other good and valuable consideration, the receipt of which is hereby acknowledged, in order to secure the payment of the principal of, premium, if any, and interest on the Bonds of a Series (hereafter defined) issued hereunder according to their tenor and effect and to secure the performance and observance by the Issuer of all of the covenants expressed or implied herein, in the Supplemental Indenture authorizing the issuance of such Series of Bonds and in the Bonds of such Series, does hereby assign and grant a security interest in the following (herein called the "Trust Estate") to the Trustee and its successors in trust, and

1

assigns forever, for the securing of the performance of the obligations of the Issuer herein set forth: (i) the Pledged Revenues (hereinafter defined) and Pledged Funds (hereinafter defined); and (ii) any and all property of every kind or description which may from time to time hereafter be sold, transferred, conveyed, assigned, hypothecated, endorsed, deposited, pledged, granted or delivered to, or deposited with, the Trustee as security for any Series of Bonds issued pursuant to this Master Indenture by the Issuer or anyone on its behalf or with its consent, or which pursuant to any of the provisions hereof or of the Supplemental Indenture securing such Series of Bonds may come into the possession or control of the Trustee or of a lawfully appointed receiver, as such additional security, and the Trustee is hereby authorized to receive any and all such property as and for security for the payment of such Series of Bonds and the interest and premium, if any, thereon, and to hold and apply all such property subject to the terms hereof, it being expressly understood and agreed that except as otherwise provided herein or in a Supplemental Indenture the Trust Estate established and held hereunder for Bonds of a Series shall be held separate and in trust solely for the benefit of the Owners of the Bonds of such Series and for no other Series;

TO HAVE AND TO HOLD the Trust Estate, whether now owned or held or hereafter acquired, forever;

IN TRUST NEVERTHELESS, upon the terms and trusts herein set forth (a) for the equal and proportionate benefit and security of all present and future Owners of the Bonds of a Series, without preference of any Bond of such Series over any other Bond of such Series, (b) for enforcement of the payment of the Bonds of a Series, in accordance with their terms and the terms of this Master Indenture and the Supplemental Indenture authorizing the issuance of such Series of Bonds, and all other sums payable hereunder, under the Supplemental Indenture authorizing such Series of Bonds or on the Bonds of such Series, and (c) for the enforcement of and compliance with the obligations, covenants and conditions of this Master Indenture except as otherwise expressly provided herein, as if all the Bonds at any time Outstanding (hereafter defined) had been authenticated, executed and delivered simultaneously with the execution and delivery of this Master Indenture, all as herein set forth.

IT IS HEREBY COVENANTED, DECLARED AND AGREED (a) that this Master Indenture creates a continuing lien equally and ratably to secure the payment in full of the principal of, premium, if any, and interest on all Bonds of a Series which may from time to time be Outstanding hereunder, except as otherwise expressly provided herein, (b) that the Trust Estate shall immediately be subject to the lien of this pledge and assignment without any physical delivery thereof or further act, (c) that the lien of this pledge and assignment shall be a first lien and shall be valid and binding against all parties having any claims of any kind in tort, contract or otherwise against the Issuer, irrespective of whether such parties have notice thereof, and (d) that the Bonds of a Series are to be issued, authenticated and delivered, and that the Trust Estate is to be held, dealt with, and disposed of by the Trustee, upon and subject to the terms, covenants, conditions, uses, agreements and trusts set forth in this Master Indenture and the Issuer covenants and agrees with the Trustee, for the equal and proportionate benefit of the respective Owners from time to time of the Bonds of each respective Series, as follows:

ARTICLE I

DEFINITIONS

Section 101. Meaning of Words and Terms. The following words and terms used in this Master Indenture shall have the following meanings, unless some other meaning is plainly intended:

"Accountant" shall mean the independent certified public accountant or independent certified public accounting firm retained by the Issuer to perform the duties of the Accountant under this Master Indenture.

"Accountant's Certificate" shall mean an opinion signed by an independent certified public accountant or firm of certified public accountants (which may be the Accountants) from time to time selected by the Issuer.

"Account" shall mean any account created pursuant to Section 502 hereof except amounts on deposit in the Series Rebate Account within the Rebate Fund.

"Accreted Value" shall mean, as of the date of computation with respect to any Capital Appreciation Bonds, an amount (truncated to three (3) decimal places) equal to the original principal amount of such Capital Appreciation Bonds at the date of issuance plus the interest accrued on such Bonds from the date of original issuance of such Capital Appreciation Bonds to the date of computation, such interest to accrue at the rate of interest per annum of the Capital Appreciation Bonds (or in accordance with a table of compound accreted values set forth in such Capital Appreciation Bonds), compounded semi-annually on each Interest Payment Date; provided, however, that if the date with respect to which any such computation is made is not an Interest Payment Date, the Accreted Value of any Bond as of such date shall be the amount determined by compounding the Accreted Value of such Bond as of the immediately preceding Interest Payment Date (or the date of original issuance if the date of computation is prior to the first Interest Payment Date succeeding the date of original issuance) at the rate of interest per annum of the Capital Appreciation Bonds for the partial semi-annual compounding period determined by dividing (x) the number of days elapsed (determined on the basis of a three hundred sixty (360) day year comprised of twelve (12) thirty (30) day months) from the immediately preceding Interest Payment Date (or the date of original issuance if the date of computation is prior to the first Interest Payment Date succeeding the date of original issuance), by (y) one hundred eighty (180). A table of Accreted Values for the Capital Appreciation Bonds shall be incorporated in a Supplemental Indenture executed by the Issuer upon issuance of any Capital Appreciation Bonds.

"Acquisition and Construction Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"Amortization Installments" shall mean the moneys required to be deposited in a Series Redemption Account within a Series Debt Service Account for the purpose of redeeming and paying when due any Term Bonds, the specific amounts and dates of such deposits to be set forth in a Supplemental Indenture.

"Authorized Denomination" shall mean, except as provided in any Supplemental Indenture relating to a Series of Bonds, mean the denomination of $100,000 or any larger amount that is an integral multiple of $5,000.

"Authorized Officer" shall mean any person authorized by the Issuer in writing directed to the Trustee to perform the act or sign the document in question.

"Bond Counsel" shall mean an attorney or firm of attorneys of nationally recognized standing in the field of law relating to municipal bonds selected by the Issuer.

"Bond Registrar" or **"Registrar"** shall mean the bank or trust company designated as such by Supplemental Indenture with respect to a Series of Bonds for the purpose of maintaining the registry of the Issuer reflecting the names, addresses, and other identifying information of Owners of Bonds of such Series.

"Bond Year" shall mean, unless otherwise provided in the Supplemental Indenture authorizing a Series of Bonds, the period commencing on the first day of July in each year and ending on the last day of June of the following year.

"Bonds" shall mean the Outstanding Bonds of all Series.

"Business Day" shall mean any day excluding Saturday, Sunday or any other day on which banks in the cities in which the designated corporate trust office of the Trustee, Escrow Agent or the Paying Agent are located are authorized or required by law or other governmental action to close and on which the Trustee, Escrow Agent or Paying Agent, or both, is closed.

"Capital Appreciation Bonds" shall mean Bonds issued under this Master Indenture and any Supplemental Indenture as to which interest is compounded periodically on each of the applicable periodic dates designated for compounding and payable in an amount equal to the then-current Accreted Value only at the maturity or earlier redemption thereof, all as so designated in a Supplemental Indenture of the Issuer providing for the issuance thereof.

"Capitalized Interest" shall mean, with respect to the interest due or to be due on a Series of Bonds prior to, during and for a period not exceeding one year after the completion of a Project to be funded by such Series, all or part of such interest which will be paid, or is expected to be paid, from the proceeds of such Series.

"Capitalized Interest Account" shall mean any Capitalized Interest account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture issued under this Master Indenture, as authorized pursuant to this Master Indenture.

"Chairman" shall mean the Chairman of the Issuer or the person succeeding to his or her principal functions.

4

"Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor provisions thereto and the regulations promulgated thereunder or under the Internal Revenue Code of 1954, as amended, if applicable, or any successor provisions thereto.

"Completion Bonds" shall mean Bonds issued pursuant to a Supplemental Indenture ranking on parity with the Series of Bonds issued under such Supplemental Indenture, the proceeds of which are to be used to complete the Project.

"Consulting Engineers" shall mean the independent engineer or engineering firm or corporation employed in connection with any Project to perform and carry out the duties of the Consulting Engineer under this Indenture or any Supplemental Indenture.

"Cost" as applied to a Project shall include the cost of acquisition and construction thereof and all obligations and expenses relating thereto including, but not limited to, those items of cost which are set forth in Section 403 hereof.

"Credit or Liquidity Facility" shall mean a letter of credit, a municipal bond insurance policy, a surety bond or other similar agreement issued by a banking institution or other entity satisfactory to the Issuer and providing for the payment of the principal of, interest on or purchase price of a Series of Bonds or any alternate or substitute Credit or Liquidity Facility if then in effect.

"Current Interest Bonds" shall mean Bonds of a Series the interest on which is payable at least annually.

"Date of Completion" with respect to a Project shall mean: (i) the date upon which such Project and all components thereof have been acquired or constructed and are capable of performing the functions for which they were intended, as evidenced by an Engineers' Certificate filed with the Trustee and the Issuer; or (ii) the date on which the Issuer determines, upon the recommendation of or in consultation with the Consulting Engineer, that it cannot complete such Project in a sound and economical manner within a reasonable period of time as evidenced by an Engineers' Certificate filed with the Trustee and the Issuer; provided that in each case such certificate of the Consulting Engineer shall set forth the amount of all Costs of such Project which have theretofore been incurred, but which on the Date of Completion is or will be unpaid or unreimbursed.

"Debt Service" shall mean collectively the principal (including Amortization Installments), interest, and redemption premium, if any, payable with respect to the Bonds.

"Debt Service Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"Depository" shall mean any bank or trust company duly authorized by law to engage in the banking business and designated by the Issuer as a depository of moneys subject to the provisions of this Master Indenture.

5

"Developer" shall mean Ameri Metro, Inc., a Delaware corporation and any successors and assigns.

"Direct Issuer(s)" shall mean a nonprofit corporation or corporations organized for the purpose of financing, acquisition, construction, operation, management, and maintenance of a high-speed rail system for passenger and freight transportation within certain but not limited to rail corridors, and other transportation services. To be the funder via tax exempt or taxable bond offerings for the privet or publicly traded companies that create 10 or more jobs and or are Companies or organization(s) that has economic, social, health and welfare, scholarly impact on the public, related and or non-related companies to the Incorporator of sub and or direct issuer worldwide and throughout United States of America. To finance the operations of related companies, together with transportation and global infrastructure related undertakings, such as water, sewer, energy and utility plants, broad band internet projects, power grid projects, cell towers and telecommunication projects, natural gas pipelines, petroleum pipelines, petroleum farms, and distribution facilities, and similar transportation and infrastructure projects; and other related ancillary projects Including housing projects worldwide and throughout United States of America.

"Engineers' Certificate" shall mean a certificate of the Consulting Engineers or of such other engineer or firm of engineers having a favorable repute for skill and experience in the engineering matters with respect to which such certification is required by this Master Indenture.

"Escrow Agent" shall mean the agent appointed from time to time by the Trustee.

"Event of Default" shall mean any of the events in Section 902.

"Federal Securities" shall mean, to the extent permitted by law for investment as contemplated in this Master Indenture and any Supplemental Indenture, (i) Government Obligations, (ii) any Tax Exempt Obligations which are fully secured as to principal and interest by an irrevocable pledge of Government Obligations, which Government Obligations are segregated in trust and pledged for the benefit of the holders of the Tax Exempt Obligations, (iii) certificates of ownership of the principal or interest of Government Obligations, which Government Obligations are held in trust and (iv) investment agreements at least 100% collateralized by obligations described in clauses (i), (ii) or (iii) above.

"Fiscal Year" shall mean the fiscal year of the Issuer in effect from time to time, which shall initially mean the period commencing on the first day of October of any year and ending on the last day of September of the following year.

"Funds" shall mean any fund, except the Rebate Fund, created pursuant to Section 502 hereof.

"Governing Body" shall mean the board of directors of the Issuer.

"Government Obligations" shall mean direct obligations of, or obligations the payment of which is unconditionally guaranteed by, the United States of America.

"Indenture" shall mean this Master Indenture, as amended and supplemented from time to time by a Supplemental Indenture or indentures, and shall mean, when used with respect to a

Series of Bonds issued hereunder, this Master Indenture, as amended and supplemented by the Supplemental Indenture relating to such Series of Bonds.

"**Insurer**" shall mean the issuer of any municipal bond insurance policy insuring the timely payment of the principal of and interest on Bonds or any Series of Bonds.

"**Interest Payment Date**" shall mean the dates specified in a Supplemental Indenture with respect to a Series of Bonds upon which the principal of and/or interest on Bonds of such Series shall be due and payable in each Bond Year.

"**Investment Obligations**" shall mean and include, except as otherwise provided in the Supplemental Indenture providing for the authorization of Bonds, any of the following securities, if and to the extent that such securities are legal investments for funds of the Issuer;

(i)   Government Obligations;

(ii)   Bonds, debentures, notes or other evidences of indebtedness issued by any of the following agencies or such other government-sponsored agencies which may presently exist or be hereafter created; provided that, such bonds, debentures, notes or other evidences of indebtedness are fully guaranteed as to both principal and interest by the United States of America; Bank for Cooperatives; Federal Intermediate Credit Banks; Federal Financing Bank; Federal Home Loan Bank System; Export-Import Bank of the United States; Farmers Home Administration; Small Business Administration; Inter-American Development Bank; International Bank for Reconstruction and Development; Federal Land Banks; the Federal National Mortgage Association; the Government National Mortgage Association; the Tennessee Valley Authority; or the Washington Metropolitan Area Transit Authority;

(iii)   Negotiable or non-negotiable certificates of deposit, time deposits or other similar banking arrangements issued by any bank or trust company, including the Trustee, or any federal savings and loan association, the deposits of which are insured by the Federal Deposit Insurance Corporation, which securities, to the extent that the principal thereof exceeds the maximum amount insurable by the Federal Deposit Insurance Corporation and, therefore, are not so insured, shall be fully secured to the extent permitted by law by Governmental Obligations;

(iv)   Bank or broker repurchase agreements fully secured by Government Obligations, which may include repurchase agreements with the commercial banking department of the Trustee, provided that such securities are deposited with the Trustee, with a Federal Reserve Bank or with a bank or trust company (other than the seller of such securities) having a combined capital and surplus of not less than $100,000,000; and

(v)   Any short term government fund or any money market fund (which may be managed by the Trustee or its affiliates) whose underlying assets consist of (i) and (ii) above.

"**Issuer**" shall mean Global Infrastructure Finance & Development Authority, Inc.., as more particularly described herein above.

"Law" or "Laws" shall mean any federal, state or local government law, rules or regulations applicable to the Project.

"Letter of Credit Agreement" shall mean any financing agreement relating to a Credit Facility for so long as such agreement will be in effect.

"Liquidity Agreement" shall mean any financing agreement relating to a Liquidity Facility for so long as such agreement will be in effect.

"Master Indenture" shall mean this Master Trust Indenture, as amended and supplemented from time to time in accordance with the provisions hereof.

"Maturity Amount" shall mean the amount due at maturity with respect to a Capital Appreciation Bond.

"Maximum Annual Debt Service Requirement" shall mean, at any given time of determination, the greatest amount of principal, interest and Amortization Installments coming due in any current or future Bond Year with regard to the Series of Bonds for which such calculation is made; provided, the amount of interest coming due in any Bond Year shall be reduced to the extent moneys derived from the proceeds of Bonds are used to pay interest in such Bond Year.

"Moody's" shall mean Moody's Investors Service, Inc., a corporation organized and existing under the laws of the State of Delaware, its successors and assigns, and, if such corporation is dissolved or liquidated or no longer performs the functions of a securities rating agency, Moody's will be deemed to refer to any other nationally recognized securities rating agency designated by the Issuer by written notice to the Trustee.

"Option Bonds" shall mean Current Interest Bonds, which may be either Serial or Term Bonds, which by their terms may be tendered by and at the option of the Owner for purchase prior to the stated maturity thereof.

"Outstanding" when used with reference to Bonds, shall mean, as of a particular date, all Bonds theretofore authenticated and delivered under this Master Indenture, except:

(i)   Bonds theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(ii)   Bonds (or portions of Bonds) for the payment or redemption of which moneys, equal to the principal amount or redemption price thereof, as the case may be, with interest to the date of maturity or redemption date, shall be held in trust under this Master Indenture or Supplemental Indenture with respect to Bonds of any Series and set aside for such payment or redemption (whether at or prior to the maturity or redemption date), provided that if such Bonds (or portions of Bonds) are to be redeemed, notice of such redemption shall have been given or provision satisfactory to the Trustee shall have been made for the giving of such notice as

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provided in Article III hereof or in the Supplemental Indenture relating to the Bonds of any Series;

(iii)   Bonds in lieu of or in substitution for which other Bonds shall have been authenticated and delivered pursuant to this Master Indenture and the Supplemental Indenture with respect to Bonds of a Series unless proof satisfactory to the Trustee is presented that any such Bonds are held by a bona fide purchaser in due course; and

(iv)   Bonds paid or deemed to have been paid as provided in this Master Indenture or in a Supplemental Indenture with respect to Bonds of a Series, including Bonds with respect to which payment or provision for payment has been made in accordance with Article XII hereof.

In addition, Bonds actually known by the Trustee to be held by or for the Issuer will not be deemed to be Outstanding for the purposes and within the purview of Article IX and Article XI of this Master Indenture.

"Owner" or "Owners" shall mean the registered owners from time to time of Bonds.

"Paying Agent" shall mean the bank or trust company designated by Supplemental Indenture with respect to a Series of Bonds as the place where Debt Service shall be payable with respect to such Series of Bonds and which accepts the duties of Paying Agent under this Master Indenture and under such Supplemental Indenture.

"Pledged Funds" shall mean all of the Series Pledged Funds.

"Pledged Revenues" shall mean all of the Series Pledged Revenues.

"Prepayments" shall mean any moneys which shall be paid to the Issuer prior to the time such amounts become due. Prepayments shall not include any interest paid on such moneys.

"Principal and Interest Requirement" shall mean with respect to a Series of Bonds the respective amounts which are required in each Bond Year to provide:

(i)   for paying the interest on all Bonds of such Series then Outstanding which is payable in such Bond Year;

(ii)   for paying the principal or Maturity Amount of all Serial Bonds of such Series then Outstanding which is payable in such Bond Year; and

(iii)   the Amortization Installments on the Term Bonds of such Series of Bonds, if any, payable in such Bond Year.

"Rebate Amount" shall mean the amount, if any, required to be rebated to the United States pursuant to Section 148(f) of the Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder.

"Rebate Analyst" shall mean the person or firm selected by the Issuer to calculate the Rebate Amount, which person or firm shall either be a firm of attorneys or independent certified public accountants with expertise in the calculation of the Rebate Amount.

"Rebate Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"Record Date" shall mean the fifteenth (15th) day of the calendar month next preceding any Debt Service payment date or, in the case of any proposed redemption of Bonds, the fifth (5th) day next preceding the date of mailing of notice of such redemption, or if either of the foregoing days is not a Business Day, then the Business Day immediately preceding such day.

"Redemption Price" shall mean the principal of, premium, if any, and interest accrued to the date fixed for redemption of any Bond called for redemption pursuant to the provisions thereof, hereof and of the Supplemental Indenture pursuant to which such Bond is issued.

"Refunding Bonds" shall mean Bonds issued pursuant to provisions of this Master Indenture, the proceeds of which are used to refund one or more Series of Outstanding Bonds.

"Reserve Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"Revenue Fund" shall mean the fund so designated in, and created pursuant to, Section 502 hereof.

"S&P" shall mean Standard & Poor's Rating Group, a division of McGraw Hill, Inc., a corporation organized and existing under the laws of the State of New York, its successors and its assigns, and, if such corporation is dissolved or liquidated or no longer performs the functions of a securities rating agency, S&P will be deemed to refer to any other nationally recognized securities rating agency designated by the Issuer by written notice to the Trustee.

"Secretary" shall mean the Secretary or any Assistant Secretary to the Governing Body, or the person succeeding to his or her principal functions.

"Serial Bonds" shall mean Bonds (other than Term Bonds) that mature in annual or semi-annual installments.

"Series" shall mean all of the Bonds authenticated and delivered on original issuance of a stipulated aggregate principal amount in a simultaneous transaction under and pursuant to the same Supplemental Indenture and any Bonds thereafter authenticated and delivered in lieu of or in substitution therefore pursuant to this Master Indenture and such Supplemental Indenture regardless of variations in maturity, interest rate or other provisions; provided, however, two or more Series of Bonds may be issued simultaneously under the same Supplemental Indenture if designated as separate Series of Bonds by the Issuer upon original issuance.

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"**Series Acquisition and Construction Account**" shall mean the account within the Acquisition and Construction Fund with respect to each Series of Bonds so designated in, and created pursuant to, Supplemental Indenture.

"**Series Costs of Issuance Account**" shall mean the account within the Acquisition and Construction fund with respect to each Series of Bonds so designated in, and created pursuant to, Supplemental Indenture.

"**Series Debt Service Account**" shall mean the account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture and Supplemental Indenture.

"**Series Interest Account**" shall mean the account with respect to a Series of Bonds established within the Debt Service Fund so designated in, and created pursuant to, Section 502 hereof.

"**Series Pledged Funds**" shall mean all amounts on deposit from time to time in the Funds and Accounts and designated in the Supplemental Indenture relating to such Series of Bonds as pledged to the payment of such Series of Bonds; provided, however, such term shall not include any amounts on deposit in a Series Rebate Account in the Rebate Fund.

"**Series Pledged Revenues**" shall mean the revenues designated as such by Supplemental Indenture and which shall constitute the security for and source of payment of a Series of Bonds and may consist of assessments, service charges, franchise fees, impact fees or other user fees or other revenues or combinations thereof imposed or levied by the Issuer in accordance with Law.

"**Series Principal Account**" shall mean the account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture.

"**Series Rebate Account**" shall mean the account in the Rebate Fund with respect to a Series of Bonds so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture.

"**Series Redemption Account**" shall mean the account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture.

"**Series Reserve Account**" shall mean the Reserve Account for the Series of Bonds established in the Reserve Fund by Supplemental Indenture in an amount equal to the Series Reserve Account Requirement for such Series of Bonds.

"**Series Reserve Account Requirement**" shall mean the amount of money or other security which may be in the form of a reserve fund insurance policy or other security as may be required by the terms of a Supplemental Indenture to be deposited in or credited to a Series Reserve Account for each Series of Bonds; provided, however, that unless otherwise provided in

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the Supplemental Indenture relating to a Series of Bonds, as of any date of calculation for a particular Series Reserve Account, the "Series Reserve Account Requirement" shall be an amount equal to the least of: (A) Maximum Annual Debt Service Requirement for all Outstanding Bonds of such Series, (B) 125% of the average annual debt service for all Outstanding Bonds of such Series, or (C) the aggregate of 10% of the proceeds of the Bonds of such Series calculated as of the date of original issuance thereof. In computing the Series Reserve Account Requirement in respect of any Series of Bonds that constitute Variable Rate Bonds, the interest rate on such Bonds shall be assumed to be the greater of: (1) 110% of the daily average interest rate on such Variable Rate Bonds during the 12 months ending with the month preceding the date of calculation, or such shorter period of time that such Series of Bonds shall have been Outstanding, or (2) the actual rate of interest borne by such Variable Rate Bonds on such date of calculation; provided, in no event shall the Series Reserve Account Requirement as adjusted on such date of calculation exceed the least of the amounts specified in the immediately preceding sentence. In computing the Series Reserve Account Requirement in accordance with clause (C) of this definition in respect of any Capital Appreciation Bonds, the principal amount of such Bonds shall be the original principal amount thereof, not the Accreted Value.

"**Series Revenue Account**" shall mean the Revenue Account for a Series of Bonds established in the Revenue Fund by Supplemental Indenture for such Series of Bonds.

"**Series Sinking Fund Account**" shall mean the account with respect to a Series of Bonds established within a Series Debt Service Account so designated in, and created pursuant to, Section 502 hereof and Supplemental Indenture.

"**Sub-Issuer**" **and or** "**Sub-Issuers**" shall mean a nonprofit corporation or corporations organized for the purpose of financing, acquisition, construction, operation, management, and maintenance of a high-speed rail system for passenger and freight transportation within certain but not limited to rail corridors, and other transportation services. To be the funder via tax exempt or taxable bond offerings for the privet or publicly traded companies that create 10 or more jobs and or are Companies or organization(s) that has economic, social, health and welfare, scholarly impact on the public, related and or non-related companies to the Incorporator of sub and or direct issuer worldwide and throughout United States of America. To finance the operations of related companies, together with transportation and global infrastructure related undertakings, such as water, sewer, energy and utility plants, broad band internet projects, power grid projects, cell towers and telecommunication projects, natural gas pipelines, petroleum pipelines, petroleum farms, and distribution facilities, and similar transportation and infrastructure projects; and other related ancillary projects Including housing projects worldwide and throughout United States of America.

"**Subordinate Debt**" shall mean indebtedness secured hereby or by any Supplemental Indenture which is by its terms expressly subordinate and inferior hereto both in lien and right of payment.

"**Supplemental Indenture**" shall mean an indenture supplemental hereto authorizing the issuance of a Series of Bonds hereunder and establishing the terms thereof and the security therefore and shall also mean any indenture supplementary hereto entered into for the purpose of amending the terms and provisions hereof with respect to all Bonds in accordance with Article XI hereof.

"**Taxable Bonds**" shall mean Bonds of a Series which are not Tax Exempt Bonds.

"**Tax Exempt Bonds**" shall mean Bonds of a Series the interest on which, in the opinion of Bond Counsel on the date of original issuance thereof, is excludable from gross income for federal income tax purposes.

"**Tax Exempt Obligations**" shall mean any bond, note or other obligation issued by any person, the interest on which is excludable from gross income for federal income tax purposes.

"**Tax Regulatory Covenants**" shall mean any Tax Regulatory Covenants of the Issuer contained in the Supplemental Indenture authorizing the issuance of a Series of Tax Exempt Bonds, setting forth the covenants of the Issuer necessary for the preservation of the excludability of interest thereon from gross income for federal income tax purposes, as such covenants shall be amended from time to time upon written instructions from Bond Counsel.

"**Term Bonds**" shall mean Bonds that mature on one date and that are subject to mandatory redemption from Amortization Installments or are subject to extraordinary mandatory or mandatory redemption upon receipt of unscheduled Pledged Revenues.

"**Time Deposits**" shall mean time deposits, certificates of deposit or similar arrangements with any bank or trust company, including the Trustee or an affiliate thereof, which is a member of the Federal Deposit Insurance Corporation.

"**Trust Estate**" shall have the meaning ascribed to such term in the granting clauses hereof, including, but not limited to, the Pledged Revenues and Pledged Funds.

"**Trustee**" shall mean the Trustee designated herein, and any successor trustee appointed or serving pursuant to Article VI hereof.

"**Variable Rate Bonds**" shall mean Current Interest Bonds, which may be either Serial Bonds or Term Bonds, issued with a variable, adjustable, convertible or other similar interest rate which is not fixed in percentage for the entire term thereof at the date of issue, which Bonds may also be Option Bonds.

Section 102. Rules of Construction. Words of the masculine gender shall be deemed and construed to include correlative words of the feminine and neuter genders. Unless the context shall otherwise indicate, the words "Bond," "Escrow Agent," "Owner," "person," "Paying Agent," and "Bond Registrar" shall include the plural as well as the singular number and the word "person" shall mean any individual, corporation partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof. All references to applicable provisions of Law shall be deemed to include any and all amendments thereto.

ARTICLE II

FORM, EXECUTION, DELIVERY AND DESIGNATION OF BONDS

Section 201. Issuance of Bonds. For the purpose of providing funds for paying all or part of the Cost of a Project, Bonds of a Series, without limitation as to aggregate principal amount, may be issued under this Master Indenture subject to the conditions hereinafter provided in Section 207 of this Article. Debt Service on each Series of Bonds shall be payable solely from the Series Pledged Revenues and Series Pledged Funds pledged to such Series of Bonds in the Supplemental Indenture authorizing the issuance of such Series of Bonds and, as may be provided in such Supplemental Indenture, all of the provisions of this Master Indenture shall be for the benefit and security of the present and future Owners of such Series of Bonds so issued, without preference, priority or distinction, as to lien or otherwise, of any one Bond of such Series over any other Bond of such Series. The Issuer may also issue from time to time Completion Bonds and Refunding Bonds of a Series under and pursuant to the terms of the Supplemental Indenture authorizing the issuance of such Series of Bonds.

Section 202. Details of Bonds. Bonds of a Series shall be in such denominations, numbered consecutively, shall bear interest from their date until their payment at rates not exceeding the maximum rate permitted by law, shall be dated, shall be stated to mature in such year or years in accordance with the Act, and all be subject to redemption prior to their respective maturities, subject to the limitations hereinafter provided, as provided for in the Supplemental Indenture authorizing the issuance of such Series of Bonds. Bonds of a Series may be Current Interest Bonds, Variable Rate Bonds, Capital Appreciation Bonds, Option Bonds or any combination thereof and may be secured by a Credit and/or Liquidity Facility, all as shall be provided in the Supplemental Indenture authorizing the issuance of such Series of Bonds. Bonds of a Series (or a part of a Series) may be in book-entry form at the option of the Issuer as shall be provided in the Supplemental Indenture authorizing the issuance of such Series of Bonds.

Debt Service shall be payable in any coin or currency of the United States of America which, at the date of payment thereof, is legal tender for the payment of public and private debts. Interest shall be paid to the registered Owner of Bonds at the close of business on the Record Date for such interest; provided, however, that on or after the occurrence and continuance of an Event of Default under clause (a) of Section 902 hereof, the payment of interest and principal or Redemption Price or Amortization Installments pursuant hereto shall be made by the Paying Agent to such person, who, on a special record date which is fixed by the Trustee, which shall be not more than fifteen (15) and not less than ten (10) days prior to the date of such proposed payment, appears on the registration books of the Bond Registrar as the registered Owner of a Bond. Any payment of principal, Maturity Amount or Redemption Price shall be made only upon presentation of the Bond at the designated corporate trust office of the Paying Agent. Payment of interest shall be made by check (or by wire transfer to the registered Owner if such Owner requests such method of payment by delivery of written notice to the Paying Agent prior to the Record Date for the respective interest payment to such account as shall be specified in such request, but only if the registered Owner owns not less than $1,000,000, or, if less than such amount, all of the Outstanding Bonds of a Series, in aggregate principal amount of the Bonds). Unless otherwise provided in the Supplemental Indenture authorizing a Series of Bonds, interest on a Series of Bonds will be computed on the basis of a 360-day year of twelve 30-day months.

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Section 203. Execution and Form of Bonds. The Bonds shall be signed by, or bear the facsimile signature of the Chairman, shall be attested and countersigned by, or bear the facsimile signature of the Secretary, and the certificate of authentication appearing on the Bonds shall be manually signed by the Trustee. The official seal of the Issuer, or a facsimile thereof, shall be imprinted or impressed on the Bonds. In case any officer whose signature or a facsimile of whose signature appears on any Bond shall cease to be such officer before the delivery of such Bond, such signature or such facsimile shall nevertheless be valid for all purposes the same as if he or she had remained in office until such delivery. Any Bond may bear the facsimile signature of, or may be signed by, such persons as at the actual time of the execution of such Bond shall be proper officers to execute such Bond although at the date of such Bond such persons may not have been such officers. The Bonds, and the provisions for registration and reconversion to be endorsed on such Bonds, shall be substantially in the form set forth in a Supplemental Indenture. The Trustee may appoint one or more authenticating agents.

Section 204. Registration and Transfer of Bonds. The Issuer shall cause books for the registration and for the transfer of the Bonds as provided in this Master Indenture to be kept by the Bond Registrar. All Bonds shall be registered as to both principal and interest. Any Bond may be transferred only upon an assignment duly executed by the registered Owner or his attorney or legal representative in such form as shall be satisfactory to the Bond Registrar, such transfer to be made on such books and endorsed on the Bond by the Bond Registrar. No charge shall be made to any Owner for registration and transfer as hereinabove provided, but any Owner requesting any such registration or transfer shall pay any tax or other governmental charge required to be paid with respect thereto. The Bond Registrar shall not be required to transfer any Bond during the period between the Record Date and the Interest Payment Date next succeeding the Record Date of such Bond, during the period between the Record Date for the mailing of a notice of redemption and the date of such mailing, nor after such Bond has been selected for redemption.

Section 205. Ownership of Bonds. The person in whose name any Bond shall be registered shall be deemed the absolute Owner thereof for all purposes, and payment of Debt Service shall be made only to or upon the order of the registered Owner thereof or his attorney or legal representative as herein provided. All such payments shall be valid and effectual to satisfy and discharge the liability upon such Bond to the extent of the sum or sums so paid. The Trustee, the Issuer, the Bond Registrar and the Paying Agent may deem and treat the registered Owner of any Bond as the absolute Owner of such Bond, whether such Bond shall be overdue or not, for the purpose of receiving payment thereof and for all other purposes whatsoever, and neither the Trustee, the Issuer, the Bond Registrar nor the Paying Agent shall be affected by any notice to the contrary.

Section 206. Special Obligations. Each Series of Bonds shall be a special and direct obligation of the Issuer. Neither the Bonds nor the interest and premium, if any, payable thereon shall constitute a general obligation or general indebtedness of the Issuer within the meaning of applicable Law. The Bonds and the interest and premium, if any, payable thereon do not constitute either a pledge of the full faith and credit of the Issuer or a lien upon any property of the Issuer other than as provided herein or in the Supplemental Indenture authorizing the issuance of such Series of Bonds. No Owner or any other person shall ever have the right to compel the exercise of any taxing power of any public authority or governmental body to pay Debt Service or to pay any other amounts required to be paid pursuant to this Master Indenture, any Supplemental Indenture, or the Bonds. Rather, Debt Service and any other amounts required to be paid pursuant to this Master Indenture, any Supplemental Indenture, or the Bonds shall be payable solely from, and shall be secured solely by, the Series Pledged Revenues and the Series Pledged Funds pledged to such Series of Bonds, all as provided herein and in such Supplemental Indenture.

Section 207. Authorization of Bonds. There shall be issued from time to time in Series, under and secured by this Master Indenture, Bonds without limitation as to aggregate principal amount for the purposes of: (i) paying all or part of the Cost of a Project or Projects or refunding an Outstanding Series of Bonds or any portion thereof; (ii) depositing the Series Reserve Account Requirement to the Series Reserve Account for such Series of Bonds; and (iii) paying the costs and expenses of issuing such Series of Bonds.

Each Series of Bonds, upon initial issuance thereof, shall be executed by the Issuer for delivery to the Trustee and thereupon shall be authenticated by the Trustee and delivered to the Issuer or upon its order, but only upon the further receipt by the Trustee of the following:

(i) an executed and attested original or certified copy of this Master Indenture;

(ii) an executed and attested original or certified copy of the Supplemental Indenture fixing the amount of and security for the Series of Bonds authorized to be issued thereby and establishing, among other things, the dates on which, and the amounts in which, such Series of Bonds will mature (provided that the final maturity date of such Series of Bonds shall be not later than permitted by applicable Law with respect to such Series of Bonds), designating the Paying Agent and Bond Registrar, fixing the Amortization Installments, if any, for the Term Bonds of such Series, awarding the Series of Bonds, specifying the interest rates or the method for calculating such interest rates with respect to such Series of Bonds, specifying the redemption provisions and prices thereupon, specifying other details of such Series of Bonds, and directing the delivery of such Series of Bonds to or upon the order of the initial purchaser thereof upon payment of the purchase price therefore set forth in such Supplemental Indenture;

(iii) an opinion of counsel for the Issuer substantially to the effect that the signer is of the opinion that this Master Indenture and the Supplemental Indenture relating to such Series of Bonds have been duly and validly authorized in accordance with the terms hereof and applicable Law, and have been duly approved and adopted, that the issuance of such Series of Bonds has been duly authorized, and that this Master Indenture and the Supplemental Indenture constitute binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms except as enforcement thereof may be affected by bankruptcy and other similar laws relating to creditor's rights generally;

(iv) an opinion of Bond Counsel for the Issuer substantially to the effect that the signer is of the opinion that the Bonds of such Series are valid, binding and enforceable obligations of the Issuer and, if such Series of Bonds are not Taxable Bonds, that interest thereon

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is excludable from gross income of the Owners under the income tax laws of the United States in effect on the date such Series of Bonds are delivered to their initial purchasers.

The Trustee shall be provided with reliance letters with respect to the opinions required in paragraphs (iii) and (iv) above. When the documents mentioned in subsections (i) through (iv) above shall have been received, and when the Bonds of such Series shall have been executed and authenticated as required by this Master Indenture, such Series of Bonds shall be delivered to, or upon the order of, the Issuer, but only upon payment to the Trustee of the purchase price of such Series of Bonds, together with accrued interest, if any, thereon as set forth in a certificate of delivery and payment executed by the Chairman or Vice Chairman of the Issuer.

The proceeds (including accrued interest and any premium) of each Series of Bonds shall be applied as soon as practicable upon delivery thereof to the Trustee as follows:

(i)   the amount received as accrued interest on the Bonds shall be deposited to the credit of the Series Interest Account and Capitalized Interest, if any, shall be deposited to the credit of the Series Interest Account;

(ii)   an amount equal to the Series Reserve Account Requirement, or the initial cost of satisfying the Series Reserve Account Requirement if not satisfied by the deposit of cash, shall be deposited to the credit of the Series Reserve Account; and

(iii)   the balance shall be deposited and applied as provided for in the Supplemental Indenture authorizing the issuance of such Series of Bonds.

Section 208.   Temporary Bonds. Pending delivery of definitive Bonds, there may be executed, authenticated, and delivered to the Owners thereof, in lieu of definitive Bonds and subject to the same limitations and conditions except as to identifying numbers, temporary printed, engraved, lithographed or typewritten Bonds in Authorized Denominations, substantially of the tenor set forth in the Bond form to be set forth in the Supplemental Indenture authorizing such Series of Bonds. The Issuer shall cause definitive Bonds to be prepared and to be executed, endorsed, registered and delivered to the Trustee, and the Trustee, upon presentation to it of any temporary Bond, shall cancel the same or cause the same to be canceled and cause to be authenticated and delivered, in exchange therefore, at the place designated by the Owner, without expense to the Owner, definitive Bonds of the same Series and in the same aggregate principal amount, maturing on the same date and bearing interest or yield to maturity at the same rate as the temporary Bond surrendered. Until so exchanged, the temporary Bonds shall in all respects be entitled to the same benefits of this Master Indenture and any Supplemental Indenture as the definitive Bonds to be issued hereunder.

Section 209.   Mutilated, Destroyed or Lost Bonds. If any Bonds become mutilated or destroyed or lost, the Issuer may cause to be executed, and the Issuer may cause to be delivered, a new Bond in substitution therefor upon the cancellation of such mutilated Bond or in lieu of and in substitution for such Bond destroyed or lost, and upon payment by the Owner of the reasonable expenses and charges of the Issuer and the Trustee in connection therewith and, in the case of a Bond destroyed or lost, upon the Owner filing with the Trustee evidence satisfactory to it that such Bond was destroyed or lost and of his or her ownership thereof, and upon furnishing the Issuer and the Trustee with indemnity satisfactory to them.

Section 210. Pari Passu Obligations Under Credit Agreements. As may be provided for or required in any Supplemental Indenture, the Issuer may incur financial obligations under a Letter of Credit Agreement or a Liquidity Agreement payable pari passu with respect to the lien on the Trust Estate pledged to a Series of Bonds issued under this Master Indenture and a Supplemental Indenture, without meeting any financial test or requirement set forth in this Master Indenture or the corresponding Supplemental Indenture, but only if the Letter of Credit Agreement or Liquidity Agreement supports a related Series of Bonds then being issued which does meet such tests or requirements.

Section 211. Tax Status of Bonds. Any Series of Bonds issued under this Master Indenture either (i) may be issued as Tax Exempt Bonds, or (ii) may be issued as Taxable Bonds. The intended tax status of any Series of Bonds to be issued may be referenced in any Supplemental Indenture authorizing the issuance of such Series of Bonds.

ARTICLE III

REDEMPTION OF BONDS

Section 301. Redemption Generally. The Bonds of any Series shall be subject to redemption, either in whole or in part on any date, and at such times, in the manner and at such prices, as may be provided by the Supplemental Indenture authorizing the issuance of such Series of Bonds. The Issuer shall provide written notice to the Trustee of any optional redemption on or before the forty-fifth (45th) day next preceding the date to be fixed for such optional redemption.

Unless otherwise provided in the Supplemental Indenture relating to a Series of Bonds, if less than all of the Bonds of any one maturity of a Series shall be called for redemption, the particular Bonds of a Series to be redeemed shall be selected by lot in such reasonable manner as the Bond Registrar in its discretion may determine. The portion of any Series of Bonds to be redeemed shall be in denominations of $5,000 or any integral multiple thereof and, in selecting the Bonds of such Series to be redeemed, the Bond Registrar shall treat each such Bond as representing that number of Bonds of such Series which is obtained by dividing the principal amount of such Bond by $5,000 (such amount being hereafter referred to as the "unit of principal amount").

If it is determined that one or more, but not all, of the units of principal amount represented by any such Bond is to be called for redemption, then upon notice of intention to redeem such unit or units of principal amount as provided below, the registered Owner of such Bond, upon surrender of such Bond to the Paying Agent for payment to such registered Owner of the redemption price of the unit or units of principal amount called for redemption, shall be entitled to receive a new Bond or Bonds of such Series in the aggregate principal amount of the unredeemed balance of the principal amount of such Bond. New Bonds of such Series representing the unredeemed balance of the principal amount shall be issued to the Owner thereof without any charge therefore. If the Owner of any Bond of a denomination greater than the unit of principal amount to be redeemed shall fail to present such Bond to the Paying Agent for payment in exchange as aforesaid, such Bond shall, nevertheless, become due and payable on the date fixed for redemption to the extent of the unit or units of principal amount called for redemption.

Section 302. Notice of Redemption; Procedure for Selection. The Issuer shall establish each redemption date, other than in the case of a mandatory redemption, in which case the Trustee shall establish the redemption date, and the Issuer or the Trustee, as the case may be, shall notify the Bond Registrar in writing of such redemption date on or before the forty-fifth (45th) day next preceding the date fixed for redemption, which notice shall set forth the terms of the redemption and the aggregate principal amount of Bonds so to be redeemed. Except as provided below, notice of redemption shall be given by the Bond Registrar not less than thirty (30) nor more than forty-five (45) days prior to the date fixed for redemption by first-class mail, postage prepaid, to any Paying Agent for the Bonds to be redeemed and to the registered Owner of each Bond to be redeemed, at the address of such registered Owner on the registration books maintained by the Bond Registrar (and, for any Owner of $1,000,000 or more in the principal amount of Bonds, to one additional address if written request therefore is provided to the Bond

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Registrar prior to the Record Date); and a second notice of redemption shall be sent by registered or certified mail at such address to any Owner who has not submitted his Bond to the Paying Agent for payment on or before the date sixty (60) days following the date fixed for redemption of such Bond, in each case stating: (i) the numbers of the Bonds to be redeemed, by giving the individual certificate number of each Bond to be redeemed (or stating that all Bonds between two stated certificate numbers, both inclusive, are to be redeemed or that all of the Bonds of one or more maturities have been called for redemption); (ii) the CUSIP numbers of all Bonds being redeemed; (iii) in the case of a partial redemption of Bonds, the principal amount of each Bond being redeemed; (iv) the date of issue of each Bond as originally issued and the complete official name of the Bonds including the series designation; (v) the rate or rates of interest borne by each Bond being redeemed; (vi) the maturity date of each Bond being redeemed; (vii) the place or places where amounts due upon such redemption will be payable; and (viii) the notice date, redemption date, and redemption price. The notice shall require that such Bonds be surrendered at the designated corporate trust office of the Paying Agent for redemption at the redemption price and shall state that further interest on such Bonds will not accrue from and after the redemption date. CUSIP number identification with appropriate dollar amounts for each CUSIP number also shall accompany all redemption payments.

Any required notice or redemption also shall be sent by registered mail, overnight delivery service, telecopy or other secure means, postage prepaid, to any Owner of $1,000,000 or more in aggregate principal amount of Bonds to be redeemed, to certain municipal registered securities depositories in accordance with the then-current guidelines of the Securities and Exchange Commission which are known to the Bond Registrar to be holding Bonds thirty-two (32) days prior to the redemption date and to at least two of the national Information Services that disseminate securities redemption notices in accordance with the then-current guidelines of the Securities and Exchange Commission, when possible, at least thirty (30) days prior to the redemption date; provided that neither failure to send or receive any such notice nor any defect in any notice so mailed shall affect the sufficiency of the proceedings for the redemption of such Bonds.

Failure to give notice by mailing to the Owner of any Bond designated for redemption or to any depository or information service shall not affect the validity of the proceedings for the redemption of any other Bond.

If at the time of mailing of notice of an optional redemption, the Issuer shall not have deposited with the Trustee moneys sufficient to redeem or purchase all the Series 2010 Bonds called for redemption or purchase, such notice shall state that it is subject to the deposit of the redemption moneys with the Trustee not later than the opening of business on the redemption date and such notice shall be of no effect unless such moneys are so deposited.

Section 303. Effect of Calling for Redemption. On the date designated for redemption of any Bonds, notice having been filed and mailed in the manner provided above, the Bonds called for redemption shall be due and payable at the redemption price provided for the redemption of such Bonds on such date and, moneys for payment of the redemption price being held in a separate account by the Paying Agent in trust for the Owners of the Bonds to be redeemed, interest on the Bonds called for redemption shall cease to be entitled to any benefit

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under this Master Indenture, and the Owners of such Bonds shall have no rights in respect thereof, except to receive payment of the redemption price thereof, and interest, if any, accrued thereon to the redemption date, and such Bonds shall no longer be deemed to be Outstanding.

Section 304. Cancellation. Bonds called for redemption shall be canceled upon the surrender thereof.

ARTICLE IV

ACQUISITION AND CONSTRUCTION FUND

Section 401. Acquisition and Construction Fund. There is created and established by Section 502 hereof a fund designated as the "Acquisition and Construction Fund" which shall be held by the Escrow Agent and to the credit of the Series Acquisition and Construction Accounts there shall be deposited the amounts specified in the Supplemental Indenture relating to such Series of Bonds.

Section 402. Payments From Acquisition and Construction Fund. Payments of the Cost of constructing and acquiring a Project shall be made from the Acquisition and Construction Fund as herein provided. All such payments shall be subject to the provisions and restrictions set forth in this Article and in Article V hereof, and the Issuer covenants that it will not request any sums to be paid from the Acquisition and Construction Fund except in accordance with such provisions and restrictions. Moneys in the Acquisition and Construction Fund shall be disbursed by check, voucher, order, draft, certificate or warrant signed by any one or more officers or employees of the Escrow Agent legally authorized to sign such items or by wire transfer to an account specified by the payee upon satisfaction of the conditions for disbursement set forth in Section 503(b) hereof.

Section 403. Cost of Project. For the purposes of this Master Indenture, the Cost of the Project shall include, without intending thereby to limit or to restrict or expand any proper definition of such cost under applicable provisions of Law or this Master Indenture, the following:

(i) *Expenses of Financing and Bond Issuance.* All expenses and fees relating to amounts to repay temporary or bond anticipation notes or loans made to finance any costs permitted under applicable Law, the issuance of the Bonds, including, but not limited to, initial Credit and Liquidity Facility fees and costs, attorneys' fees, underwriting fees and discounts, the Trustee's acceptance fees and first-year annual fee, expenses and Trustee's counsel fees and costs, rating agency fees, fees of financial advisors, engineer's fees and costs, administrative expenses of the Issuer, the costs of preparing audits and engineering reports, the costs of preparing reports, surveys, and studies, the costs of printing the Bonds and preliminary and final disclosure documents, and the costs to create initial Reserve Funds and Debt Service Funds.

(ii) *Accrued and Capitalized Interest.* Any interest accruing on the Bonds from their date through the first Interest Payment Date received from the proceeds of the Bonds shall be deposited into the related Series Interest Account, and amounts received from the proceeds of the Bonds to be used for Capitalized Interest shall be deposited into the related Series Interest Account or Capitalized Interest Account as may be authorized or provided for by a Supplemental Indenture related to a Series of Bonds. Notwithstanding the deposit of Capitalized Interest into the related Series Capitalized Interest Account or Interest Account, Capitalized Interest shall also include any amount directed by the Issuer to the Trustee in writing to be withdrawn from the related Series Acquisition and Construction Account and deposited into such Capitalized Interest Account or Interest Account, provided that such direction includes a certification that such amount represents earnings on amounts on deposit in the related Series Acquisition and Construction Account and that, after such deposit, the amount on deposit in such Acquisition and Construction Account, together with earnings thereon will be sufficient to complete the related Project which is to be funded from such Acquisition and Construction Account.

(iii)   *Acquisition Expenses.* The costs of acquiring, by purchase or condemnation, all of the land, structures, improvements, rights-of-law, franchises, easements, plans and specifications and similar items and other interests in property, whether real or personal, tangible or intangible, which themselves constitute the Project or which are necessary or convenient to acquire, install and construct the Project and payments, contributions, dedications, taxes, assessments or permit fees or costs and any other exactions required as a condition to receive any government approval or permit necessary to accomplish any Issuer purpose.

(iv)   ***Planning, Construction and Maintenance Expense.***   All costs incurred, including surveys, studies, estimates, plans, specifications, costs of effecting compliance with any and all governmental permits or Laws relating to the Project, charges for labor and materials, including equipment, machinery and fixtures, by contractors, builders, and materialmen in connection with the planning, acquisition, installation, construction and maintenance of the Project, and including without limitation costs incident to the award of contracts.

(v)   ***Other Professional Fees and Miscellaneous Expenses.*** Expenses of Project management and supervision, all legal, architectural, engineering, survey, and consulting fees, as well as all financing charges, taxes, contract bonds, insurance premiums, costs on account of personal injuries and property damage in the course of construction, costs to enforce remedies against contractors, subcontractors, any provider of labor, material, or services or any other person for a default or breach under the corresponding contract or in connection with any dispute, working capital and miscellaneous expenses not specifically referred to in this Master Indenture and allowed by Law that are incurred in connection with the acquisition, installation, construction, management and maintenance of the Project.

(vi) **Refinancing Costs.** All costs described in (i) through (xvii) above or otherwise permitted by the Act associated with refinancing or repaying any loan or other debt obligation of the Issuer.

Section 404.   Disposition of Balances in Acquisition and Construction Fund. On the Date of Completion of a Project, the balance in the related Series Acquisition and Construction Account not reserved for the payment of any remaining part of the Cost of the Project shall be transferred by the Escrow Agent to the credit of the Series Redemption Account, and used for the purposes set forth for such Account in the Supplemental Indenture relating to such Series of Bonds.

ARTICLE V

ESTABLISHMENT OF FUNDS AND APPLICATION THEREOF

Section 501. Lien. There is hereby irrevocably pledged for the payment of the Bonds of each Series issued hereunder, subject only to the provisions of this Master Indenture and any Supplemental Indenture permitting the application thereof for the purposes and on the terms and conditions set forth in this Master Indenture and any such Supplemental Indenture with respect to each Series of Bonds, the Trust Estate; provided, however, that unless otherwise specifically provided herein or in a Supplemental Indenture relating to a Series of Bonds with respect to the Trust Estate securing such Series of Bonds, the Pledged Funds and Pledged Revenues securing a Series of Bonds shall secure only such Series of Bonds and shall not secure any other Bonds or Series of Bonds.

The foregoing pledge shall be valid and binding from and after the date of initial delivery of the Bonds and the proceeds of sale of the Bonds and all the moneys, securities and funds set forth in this Section 501 shall immediately be subject to the lien of the foregoing pledge, which lien is hereby created, without any physical delivery thereof or further act. Such lien shall be valid and binding as against all parties having claims of any kind in tort, contract or otherwise against the Issuer or the Trustee, irrespective of whether such parties have notice thereof. Such lien shall be prior and superior to all other liens now existing or hereafter created.

Section 502. Establishment of Funds and Accounts. The following Funds and Accounts are hereby established and shall be held by the Escrow Agent:

(a) Acquisition and Construction Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Acquisition and Construction Account and a Series Costs of Issuance Account for each Series of Bonds issued hereunder;

(b) Revenue Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Revenue Account for each Series issued hereunder;

(c) Debt Service Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Debt Service Account and within such Series Debt Service Account,

      (i) a Series Interest Account,

      (ii) a Series Principal Account,

      (iii) a Series Sinking Fund Account,

      (iv) a Series Redemption Account and therein a Prepayment Subaccount and an Optional Redemption Subaccount, and

(v)   a Capitalized Interest Account for each such series of Bonds issued hereunder;

(d)   Reserve Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Reserve Account for each such Series of Bonds issued hereunder and any Bonds issued on a parity with any such Series of Bonds hereunder; and

(e)   Rebate Fund, and within such Fund there may be established by Supplemental Indenture authorizing a Series of Bonds a separate Series Rebate Account for each such Series of Bonds issued hereunder.

Notwithstanding the foregoing, the Supplemental Indenture authorizing any Series of Bonds may establish such other Series Accounts or dispense with the Series Accounts set forth above as shall be deemed advisable by the Issuer in connection with such Series of Bonds.

Section 503.   Acquisition and Construction Fund.

(a)   Deposits. The Issuer shall pay to the Escrow Agent, for deposit into the related Series Acquisition and Construction Account in the Acquisition and Construction Fund, as promptly as practicable, the following amounts received by it:

(1)   the amount set forth in the Supplemental Indenture relating to such Series of Bonds;

(2)   subject to Section 806 hereof, payments made to the Issuer from the sale, lease or other disposition of the Project or any portion thereof;

(3)   the balance of insurance proceeds with respect to the loss or destruction of the Project or any portion thereof; and

(4)   such other amounts as may be provided in a Supplemental Indenture.

Amounts in such Series Acquisition and Construction Account shall be applied to the Cost of the Series Project; provided, however, that if any amounts remain in the Series Acquisition and Construction Account after the Date of Completion, and if such amounts are not reserved for payment of any remaining part of the Cost of the Project, such amounts shall be applied in the manner set forth in Section 404 above.

(b)   Disbursements. Unless otherwise provided in the Supplemental Indenture authorizing the issuance of such Series of Bonds, payments from a Series Acquisition and Construction Account shall be paid in accordance with the provisions of this subsection (b). Before any such payment shall be made, the Issuer shall file with the Escrow Agent a requisition in the form of Exhibit A hereto, signed by an Authorized Officer.

Upon receipt of each such requisition and accompanying certificate the Escrow Agent shall promptly withdraw from the Series Acquisition and Construction Account and pay to the person, firm or corporation named in such requisition the amount designated in such requisition.

The Escrow Agent shall have no duty to investigate the accuracy or validity of the items delivered pursuant to this Section 503(b).

(c)   Inspection.   All requisitions and certificates received by the Escrow Agent pursuant to this Article shall be retained in the possession of the Escrow Agent, subject at all reasonable times to the inspection of the Issuer, the Consulting Engineer, the Owner of any Bonds of the related Series, and the agents and representatives thereof.

(d)   Completion of Project.   On the Date of Completion, the balance in the Series Acquisition and Construction Account not reserved by the Issuer for the payment of any remaining part of the Cost of acquiring or constructing the Project shall be applied in accordance with the provisions of Section 404 hereof.

Section 504.   Revenue Fund and Series Revenue Accounts.   The Issuer hereby covenants and agrees that it will assess, impose, establish and collect the Pledged Revenues with respect to each Series of Bonds in amounts and at times sufficient to pay, when due, the principal of, premium, if any, and interest on such Series of Bonds.   The Issuer hereby covenants and agrees to immediately deposit with the Escrow Agent upon receipt of all such Pledged Revenues (except Prepayments), when received, into the related Series Revenue Account and to immediately deposit all Prepayments, when received, into the related Series Redemption Account, unless otherwise provided for in the Supplemental Indenture relating to a Series of Bonds.

Section 505.   Debt Service Fund and Series Debt Service Account.

(a)   Principal, Maturity Amount, Interest and Amortization Installments.   On the Business Day preceding each Interest Payment Date on the Bonds, the Trustee shall direct the Escrow Agent to withdraw from the Series Revenue Account and, from the amount so withdrawn, shall make the following deposits in the following order of priority:

    (i)   to the credit of the related Series Interest Account, an amount which, together with other amounts, if any, then on deposit therein will equal the amount of interest payable on the Bonds of such Series on such Interest Payment Date;

    (ii)   to the related Series Principal Account, an amount which, together with other amounts, if any, then on deposit therein will equal the principal amount, if any, payable with respect to Serial Bonds of such Series on such Interest Payment Date;

    (iii)   in each Bond Year in which Term Bonds of such Series are subject to mandatory redemption from Amortization Installments, to the related Series Sinking Fund Account, an amount which, together with other amounts, if any, then on deposit therein,

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will equal the Amortization Installment payable on the Term Bonds of such Series on such Interest Payment Date;

(iv) in each Bond Year in which Capital Appreciation Bonds of such Series mature to the related Series Principal Account, an amount which, together with other amounts, if any, then on deposit therein, will equal the Maturity Amount payable with respect to the Capital Appreciation Bonds of such Series maturing on such Interest Payment Date;

(v) to the credit of the Series Reserve Account, an amount, if any, which, together with the amount then on deposit therein, will equal the Series Reserve Account Requirement; and

(vi) to the credit of the Series Rebate Account the Rebate Amount, if any, required to be deposited therein pursuant to the Supplemental Indenture related to a Series of Tax Exempt Bonds.

Notwithstanding the foregoing, so long as there are moneys on deposit in the related Series Capitalized Interest Account on the date required for any transfer into the Series Interest Account as set forth above, the Trustee shall, prior to directing the Escrow Agent to make any transfer into the related Series Interest Account from the related Series Revenue Account, transfer to the related Series Interest Account from the related Series Capitalized Interest Account, the lesser of the interest on such Series of Bonds coming due on the next succeeding Interest Payment Date or the amount remaining on deposit in the related Series Capitalized Interest Account.

(b) Disposition of Remaining Amounts on Deposit in Series Revenue Account. The Issuer shall authorize the withdrawal, from time to time, from the Series Revenue Account of an amount sufficient to pay the fees and charges of the Trustee, Escrow Agent, Bond Registrar, and Paying Agent, when due. If, after such amounts have been withdrawn, paid and provided for as provided above, any amounts remain in the Series Revenue Account, such amounts shall be disbursed to the Issuer on written request of an Authorized Officer and applied to pay the operating and administrative costs and expenses of the Issuer. After making the payments provided for in this subsection (b), the balance, if any, remaining in the Series Revenue Account shall be retained therein, or, at the written direction of an Authorized Officer to the Trustee, transferred into the Series Redemption Account.

(c) Series Reserve Account. Moneys held for the credit of a Series Reserve Account shall be used for the purpose of paying interest or principal or Amortization Installment or Maturity Amount on the Bonds of the related Series whenever amounts on deposit in the Series Debt Service Account shall be insufficient for such purpose.

(d) Series Debt Service Account. Moneys held for the credit of a Series Principal Account and Series Interest Account in a Series Debt Service Account shall be withdrawn therefrom by the Escrow Agent and transferred by the Trustee to the Paying Agent in amounts and at times sufficient to pay, when due, the interest on the Bonds of such Series, the principal of

Serial Bonds of such Series, the Maturity Amount of Capital Appreciation Bonds of such Series and to redeem Term Bonds of such Series that are subject to mandatory redemption from Amortization Installments, as the case may be.

(e)   Series Redemption Account. Moneys representing Prepayments on deposit in a Series Redemption Account to the full extent of a multiple of $5,000 shall unless otherwise provided in the Supplemental Indenture relating to such Series of Bonds, be used by the Trustee to redeem Bonds of such Series on the earliest date on which such Bonds are permitted to be called without payment of premium by the terms hereof (including extraordinary or extraordinary mandatory redemption) and of the Supplemental Indenture relating to such Series of Bonds. Such redemption shall be made pursuant to the provisions of Article III. The Issuer shall pay all expenses incurred by the Trustee, Escrow Agent and Paying Agent in connection with such redemption. Moneys other than from Prepayments shall be held and applied in a Series Redemption Account as provided in Section 506(a) hereof.

(f)   Payment to the Issuer. When no Bonds of a Series remain Outstanding, and after all expenses and charges herein and in the related Supplemental Indenture required to be paid have been paid as certified to the Trustee in writing by an Authorized Officer, and after all amounts due and owing to the Trustee have been paid in full, the Trustee shall direct the Escrow Agent to pay any balance in the Series Accounts for such Series of Bonds to the Issuer upon the written direction of an Authorized Officer, free and clear of any lien and pledge created by this Master Indenture; provided, however, that if an Event of Default has occurred and is continuing in the payment of the principal or Maturity Amount of, or interest or premium on the Bonds of any other Series, the Trustee shall direct the Escrow Agent to pay over and apply any such excess pro rata (based upon the ratio of the aggregate principal amount of such Series to the aggregate principal amount of all Series Outstanding and for which such an Event of Default has occurred and is continuing) to each other Series of Bonds for which such an Event of Default has occurred and is continuing.

Section 506. Optional Redemption. The Trustee shall, but only at the written direction of an Authorized Officer on or prior to the forty-fifth (45th) day preceding the date of redemption, call for redemption on the date on which Bonds are subject to optional redemption, from moneys on deposit with the Escrow Agent in a Series Redemption Account such amount of Bonds of such Series then subject to optional redemption as, with the redemption premium, if any, will exhaust such amount as nearly as may be practicable.   Such redemption shall be made pursuant to the provisions of Article III.   The Issuer shall pay all expenses incurred by the Trustee, Escrow Agent and Paying Agent in connection with such redemption.

Section 507. Rebate Fund and Series Rebate Accounts.

(a)   Creation. There is hereby created and established a Rebate Fund, and within the Rebate Fund a Series Rebate Account for each Series of Tax Exempt Bonds. Moneys deposited and held in the Rebate Fund shall not be subject to the pledge of this Master Indenture.

(b)   Payment to United States. The Trustee shall direct the Escrow Agent to pay to the Issuer upon written request of the Issuer the Rebate Amount required to be paid to the United

States at the times, in the manner and as calculated in accordance with the Supplemental Indenture related to a Series of Tax Exempt Bonds. The Trustee shall have no responsibility for computation of the Rebate Amount and instead the Issuer shall cause the Rebate Amount to be calculated by the Rebate Analyst and shall cause the Rebate Analyst to deliver such computation to the Trustee as provided in the Supplemental Indenture related to a Series of Tax Exempt Bonds but before the date of any required payment of the Rebate Amount to the Internal Revenue Service. The fees of, and expenses incurred by, the Rebate Analyst in computing the Rebate Amount shall be paid by the Issuer, which amount shall be treated as administrative and operating expenses of the Issuer payable or reimbursable from the Series Revenue Account in accordance with Section 505(b) hereof.

(c)   Deficiencies. If the Escrow Agent does not have on deposit in the Series Rebate Account sufficient amounts to make the payments required by this Section, the Issuer shall pay, from any legally available source, the amount of any such deficiency to the United States as in paragraph (b) above provided.

(d)   Survival. The covenants and agreements of the Issuer in this Section 507 and Section 809, and any additional covenants related to compliance with provisions necessary in order to preserve the exclusion of interest on the Bonds of a Series from gross income for Federal income tax purposes, shall survive the defeasance of the Bonds of such Series in accordance with Article XII hereof.

Section 508. Investment of Funds and Accounts. Unless otherwise provided in the Supplemental Indenture authorizing the issuance of a Series of Bonds, moneys held for the credit of the Series Accounts shall be invested by the Escrow Agent as hereinafter in this Section 508 provided.

(a)   Series Acquisition and Construction Account, Series Revenue Account and Series Debt Service Account. Moneys held for the credit of a Series Acquisition and Construction Account, the Series Revenue Account, and the Series Debt Service Account shall, as nearly as may be practicable, be continuously invested and reinvested by the Escrow Agent in Investment Obligations as directed in writing by an Authorized Officer, which Investment Obligations shall mature, or shall be subject to redemption by the holder thereof at the option of such holder, not later than the respective dates, as estimated by an Authorized Officer, when moneys held for the credit of each such Series Account will be required for the purposes intended.

(b)   Series Reserve Account. Moneys held for the credit of a Series Reserve Account shall be continuously invested and reinvested by the Escrow Agent in Investment Obligations as directed in writing by an Authorized Officer.

(c)   Investment Obligations as a Part of Funds and Accounts. Investment Obligations purchased as an investment of moneys in any Fund or Account shall be deemed at all times to be a part of such Fund or Account, and the interest accruing thereon and profit realized from such investment shall be credited as provided in Section 510 hereof. Any loss resulting from such investment shall be charged to such Fund or Account. The foregoing notwithstanding, for purposes of investment and to the extent permitted by Law, amounts on deposit in any Fund or Account may be commingled for purposes of investment, provided adequate care is taken to account for such amounts in accordance with the prior sentence. The Escrow Agent may, upon the written direction of an Authorized Officer, transfer investments within such Funds or Accounts without being required to sell such investments. The Escrow Agent shall sell at the best price obtainable or present for redemption any obligations so purchased whenever it shall be necessary to provide moneys to meet any payment or transfer from any such Fund or Account. The Escrow Agent shall not be liable or responsible for any loss resulting from any such investment or for failure to make an investment (except failure to make an investment in accordance with the written direction of an Authorized Officer) or for failure to achieve the maximum possible earnings on investments. The Escrow Agent shall have no obligation to invest funds without written direction from an Authorized Officer.

(d)   Valuation.   In computing the value of the assets of any Fund or Account investments and earnings thereon shall be deemed a part thereof. Except as may be otherwise provided in a Supplemental Indenture, the Escrow Agent shall value the assets in each of the Funds and Accounts established hereunder as of September 30 of each Fiscal Year, and as soon as practicable after each such valuation date (but no later than ten (10) days after each such valuation date) shall provide the Issuer a report of the status of each Fund and Account as of the valuation date. For the purpose of determining the amount on deposit to the credit of any Fund or Account established hereunder, with the exception of a Series Reserve Account, obligations in which money in such Fund or Account shall have been invested shall be valued at the market value or the amortized cost thereof, whichever is lower, or at the redemption price thereof, to the extent that any such obligation is then redeemable at the option of the holder. For the purpose of determining the amount on deposit to the credit of a Series Reserve Account, obligations in which money in such Account shall have been invested shall be valued at the value such obligations were traded on the preceding business day. Amortized cost, when used with respect to an obligation purchased at a premium above or a discount below par, means the value as of any given time obtained by dividing the total premium or discount at which such obligation was purchased by the number of days remaining to maturity on such obligation at the date of such purchase and by multiplying the amount thus calculated by the number of days having passed since such purchase; and (1) in the case of an obligation purchased at a premium by deducting the product thus obtained from the purchase price, and (2) in the case of an obligation purchased at a discount by adding the product thus obtained to the purchase price.

Section 509. Deficiencies and Surpluses in Funds. For purposes of this Section: (a) a "deficiency" shall mean, in the case of a Series Reserve Account, that the amount on deposit therein is less than the Series Reserve Account Requirement (but only after the Bond Year in which the amount on deposit therein is less than the Series Reserve Account Requirement) (but only after the Bond Year in which the amount on deposit therein first equals the Series Reserve Account Requirement), and (b) a "surplus" shall mean in the case of a Series Reserve Account, that the amount on deposit therein is in excess of the applicable Series Reserve Account Requirement.

At the time of any withdrawal from a Series Reserve Account that results in a deficiency therein, the Escrow Agent shall promptly notify the Issuer of the amount of any such deficiency and the Escrow Agent shall withdraw the amount of such deficiency from the related Series Revenue Account, and, if amounts on deposit therein are insufficient therefor, the Issuer shall pay the amount of such deficiency to the Escrow Agent, for deposit in such Series Reserve Account, from the first legally available sources of the Issuer.

The Escrow Agent, as of the close of business on the last Business Day in each Bond Year, after taking into account all payments and transfers made as of such date, shall compute, in the manner set forth in Section 508(d), the value of the Series Reserve Account and shall promptly notify the Issuer of the amount of any deficiency or surplus as of such date in such Series Reserve Account. The Issuer shall immediately pay the amount of any deficiency to the Escrow Agent, for deposit in the Series Reserve Account, from any legally available sources of the Issuer. The Escrow Agent, as soon as practicable after such computation, shall deposit any surplus, at the direction of an Authorized Officer, to the credit of the Series Redemption Account or the Series Principal Account.

Section 510. Investment Income. Unless provided otherwise in a Supplemental Indenture, earnings on Investments in a Series Acquisition and Construction Account, a Series Interest Account and a Series Revenue Account shall be deposited, as realized, to the credit of such Series Account and used for the purpose of such Account. Unless provided in a Supplemental Indenture, earnings on investments in a Series Principal Account and Redemption Account shall be deposited, as realized, to the credit of such Series Interest Account and used for the purpose of such Account.

Earnings on investments in a Series Reserve Account shall, unless otherwise therein provided in a Supplemental Indenture, be disposed of as follows:

(a) if there was no deficiency (as defined in Section 509 above) in the Series Reserve Account as of the most recent date on which amounts on deposit in the Series Reserve Account were valued by the Escrow Agent, and if no withdrawals have been made from the Series Reserve Account since such date, then earnings on investments in the Series Reserve Account shall be deposited, as realized, in the Series Revenue Account.

(b) if as of the last date on which amounts on deposit in the Series Reserve Account were valued by the Escrow Agent there was a deficiency (as defined in Section 509 above) in the Series Reserve Account, or if after such date withdrawals have been made from the Series Reserve Account and have created such a deficiency, then earnings on investments in the Series Reserve Account shall be deposited to the credit of the Series Reserve Account until the amount on deposit therein equals the Series Reserve Account Requirement and thereafter shall be deposited to the Series Revenue Account.

Section 511. Cancellation of the Bonds. All Bonds paid, redeemed or purchased, either at or before maturity, shall be canceled upon the payment, redemption or purchase of such Bonds. All Bonds canceled under any of the provisions of this Master Indenture shall be destroyed by the Paying Agent.

ARTICLE VI

CONCERNING THE TRUSTEE

Section 601. Acceptance of Trust. The Trustee accepts and agrees to execute the trusts hereby created, but only upon the additional terms set forth in this Article, to all of which the parties hereto and the Owners agree. The Trustee shall have only those duties expressly set forth herein, and no duties shall be implied against the Trustee.

Section 602. No Responsibility for Recitals. The recitals, statements and representations in this Master Indenture, in any Supplemental Indenture or in the Bonds, save only the Trustee's authentication certificate, if any, upon the Bonds, have been made by the Issuer and not by the Trustee; and the Trustee shall be under no responsibility for the correctness thereof.

Section 603. Trustee May Act Through Agents; Answerable Only for Willful Misconduct or Gross Negligence. The Trustee may execute any powers hereunder and perform any duties required of it through attorneys, agents, officers or employees, and shall be entitled to advice of counsel concerning all questions hereunder, and the Trustee shall not be answerable for the default or misconduct of any attorney, agent or employee selected by it with reasonable care. In performance of its duties hereunder, the Trustee may rely on the advice of counsel and shall not be held liable for actions taken in reliance on the advice of counsel. The Trustee shall not be answerable for the exercise of any discretion or power under this Master Indenture or any Supplemental Indenture nor for anything whatever in connection with the trust hereunder, except only its own gross negligence or willful misconduct.

Section 604. Compensation and Indemnity. The Issuer shall pay the Trustee reasonable compensation for its services hereunder, and also all its reasonable expenses and disbursements, including the reasonable fees and expenses of Trustee's counsel, and to the extent permitted under Law shall indemnify the Trustee and hold the Trustee harmless against any liabilities which it may incur in the exercise and performance of its powers and duties hereunder except with respect to its own gross negligence or willful misconduct. The Trustee shall have no duty in connection with its responsibilities hereunder to advance its own funds nor shall the Trustee have any duty to take any action hereunder without first having received indemnification satisfactory to it. If the Issuer defaults in respect of the foregoing obligations, the Trustee may deduct the amount owing to it from any moneys received or held by the Escrow Agent under this Master Indenture or any Supplemental Indenture and payable to the Issuer other than moneys from a Credit Facility or a Liquidity Facility.This provision shall survive termination of this Master Indenture and any Supplemental Indenture, and as to any Trustee, its resignation or removal thereof. As security for the foregoing, the Issuer hereby grants to the Trustee a security interest in and to the amounts on deposit in all Series Funds and Accounts (other than the Rebate Fund) thereby, in effect, granting the Trustee a first charge against these moneys following an Event of Default for its fees and expenses (including legal counsel and default administration costs and expenses), subordinate and inferior to the security interest granted to the Owners of the Bonds from time to time secured thereby, but nevertheless payable in the order of priority as set forth in Section 905(a) upon the occurrence of an Event of Default.

Section 605. No Duty to Renew Insurance. The Trustee shall be under no duty to effect or to renew any insurance policy nor shall it incur any liability for the failure of the Issuer to require or effect or renew insurance or to report or file claims of loss thereunder.

Section 606. Notice of Default; Right to Investigate. The Trustee shall give written notice, as soon as practicable, by first-class mail to registered Owners of Bonds of all defaults of which the Trustee has actual knowledge, unless such defaults have been remedied (the term "defaults" for purposes of this Section and Section 607 being defined to include the events specified as "Events of Default" in Section 902 hereof, but not including any notice or periods of grace provided for therein) or if the Trustee, based upon the advice of counsel upon which the Trustee is entitled to rely, determines that the giving of such notice is not in the best interests of the Owners of the Bonds. The Trustee will be deemed to have actual knowledge of any payment default under this Master Indenture or under any Supplemental Indenture and, after receipt of written notice thereof, by a Credit Facility issuer or a Liquidity Facility issuer of a default under its respective reimbursement agreement, but shall not be deemed to have actual knowledge of any other default unless notified in writing of such default by the Owners of at least 25% in aggregate principal amount of the Outstanding Bonds. The Trustee may, however, at any time require of the Issuer full information as to the performance of any covenant hereunder; and if information satisfactory to it is not forthcoming, the Trustee may make or cause to be made, at the expense of the Issuer, an investigation into the affairs of the Issuer.

Section 607. Obligation to Act on Default. Before taking any action under this Master Indenture or any Supplemental Indenture in respect of an Event of Default, the Trustee may require that a satisfactory indemnity bond be furnished for the reimbursement of all expenses to which it may be put and to protect it against all liability, except liability resulting from its own gross negligence or willful misconduct in connection with any such action.

Section 608. Reliance by Trustee. The Trustee may act on any requisition, resolution, notice, request, consent, waiver, certificate, statement, affidavit, voucher, bond, or other paper or document or telephone message which it in good faith believes to be genuine and to have been passed, signed or given by the proper persons or to have been prepared and furnished pursuant to any of the provisions of this Master Indenture or any Supplemental Indenture; and the Trustee shall be under no duty to make any investigation as to any statement contained in any such instrument, but may accept the same as conclusive evidence of the accuracy of such statement.

Section 609. Trustee May Deal in Bonds. The Trustee may in good faith buy, sell, own, hold and deal in any of the Bonds and may join in any action which any Owners may be entitled to take with like effect as if the Trustee were not a party to this Master Indenture or any Supplemental Indenture. The Trustee may also engage in or be interested in any financial or other transaction with the Issuer.

Section 610. Construction of Ambiguous Provision. The Trustee may construe any ambiguous or inconsistent provisions of this Master Indenture or any Supplemental Indenture and any construction by the Trustee shall be binding upon the Owners. The Trustee shall give prompt written notice to the Issuer of any intention to make such construal.

Section 611. Resignation of Trustee. The Trustee may resign and be discharged of the trusts created by this Master Indenture by written resignation filed with the Secretary of the Issuer not less than sixty (60) days before the date when such resignation is to take effect; provided that notice of such resignation shall be sent by first-class mail to each Owner as its name and address appears on the Bond Register and to any Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer, and any Liquidity Facility issuer, at least sixty (60) days before the resignation is to take effect. Such resignation shall take effect on the day specified in the Trustee's notice of resignation unless a successor Trustee is previously appointed, in which event the resignation shall take effect immediately on the appointment of such successor; provided, however, that notwithstanding the foregoing such resignation shall not take effect until a successor Trustee has been appointed. If a successor Trustee has not been appointed within sixty (60) days after the Trustee has given its notice of resignation, the Trustee may petition any court of competent jurisdiction for the appointment of a temporary successor Trustee to serve as Trustee until a successor Trustee has been duly appointed.

Section 612. Removal of Trustee. Any Trustee hereunder may be removed at any time by an instrument appointing a successor to the Trustee so removed, upon application of the Issuer; provided, however, that if an Event of Default has occurred hereunder and is continuing with respect to a Series of Bonds, then the Trustee hereunder may be removed only by an instrument appointing a successor to the Trustee so removed executed by the Owners of a majority in aggregate principal amount of all Bonds Outstanding of the Series as to which Event of Default exists and filed with the Trustee and the Issuer.

The Trustee may also be removed at any time for any breach of trust or for acting or proceeding in violation of, or for failing to act or proceed in accordance with, any provision of this Master Indenture or any Supplemental Indenture with respect to the duties and obligations of the Trustee by any court of competent jurisdiction upon the application of the Issuer; provided that no Event of Default has occurred hereunder and is continuing, or upon the application of the Owners of not less than 20% in aggregate principal amount of the Bonds then Outstanding.

Section 613. Appointment of Successor Trustee. If the Trustee or any successor Trustee resigns or is removed or dissolved, or if its property or business is taken under the control of any state or federal court or administrative body, a vacancy shall forthwith exist in the office of the Trustee, and the Issuer shall appoint a successor and shall mail notice of such appointment, including the name and address of the applicable corporate trust office of the successor Trustee, by first-class mail to each Owner as its name and address appears on the Bond Register, and to the Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer and any Liquidity Facility issuer; provided, however, that the Issuer shall not appoint a successor Trustee unless no Event of Default has occurred and is continuing and unless the Issuer shall have received the prior written consent, which consent shall not be unreasonably withheld, of any Credit Facility issuer, and any Liquidity Facility issuer, to the appointment of such successor Trustee. If an Event of Default has occurred hereunder and is continuing and the Trustee or any successor Trustee resigns or is removed or dissolved, or if its property or business is taken under the control of any state or federal court or administrative body, a vacancy shall forthwith exist in the office of the Trustee, and a successor may be appointed by any court of competent jurisdiction upon the application of the Owners of not less than twenty percent (20%) in

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aggregate principal amount of the Bonds then Outstanding and such successor Trustee shall mail notice of its appointment, including the name and address of the applicable corporate trust office of the successor Trustee, by first-class mail to each Owner as its name and address appears on the Bond Registrar, and to the Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer and any Liquidity Facility issuer.

Section 614. Qualification of Successor Trustee. A successor Trustee shall be a national bank with trust powers or a bank or trust company with trust powers, having a combined net capital and surplus of at least $50,000,000.

Section 615. Instruments of Succession. Any successor Trustee shall execute, acknowledge and deliver to the Issuer an instrument accepting such appointment hereunder; and thereupon such successor Trustee, without any further act, deed, or conveyance, shall become fully vested with all the estates, properties, rights, powers, trusts, duties and obligations of its predecessor in trust hereunder, with like effect as if originally named Trustee herein. After withholding from the funds on hand any amounts owed to itself hereunder, the Trustee ceasing to act hereunder shall pay over to the successor Trustee all moneys held by it hereunder; and the Trustee ceasing to act and the Issuer shall execute and deliver an instrument or instruments transferring to the successor Trustee all the estates, properties, rights, powers and trusts hereunder of the Trustee ceasing to act except for the rights granted under Section 604 hereof. The successor Trustee shall mail notice of its appointment, including the name and address of the applicable corporate trust office of the successor Trustee, by first-class mail to each Owner as its name and address appears on the Bond Registrar, and to the Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer and any Liquidity Facility issuer.

Section 616. Merger of Trustee. Any corporation into which any Trustee hereunder may be merged or with which it may be consolidated or into which all or substantially all of its corporate trust assets shall be sold or its operations conveyed, or any corporation resulting from any merger or consolidation to which any Trustee hereunder shall be a party, shall be the successor Trustee under this Master Indenture without the execution or filing of any paper or any further act on the part of the parties thereto, anything herein to the contrary notwithstanding; provided, however, that any such successor corporation continuing to act as Trustee hereunder shall meet the requirements of Section 614 hereof, and if such corporation does not meet the aforesaid requirements, a successor Trustee shall be appointed pursuant to this Article VI.

Section 617. Resignation of Escrow Agent, Paying Agent or Bond Registrar. The Escrow Agent, Paying Agent or Bond Registrar may resign and be discharged of the duties created by this Master Indenture by executing an instrument in writing resigning such duties and specifying the date when such resignation shall take effect, and filing the same with the Issuer and the Trustee not less than sixty (60) days before the date specified in such instrument when such resignation shall take effect, and by giving written notice of such resignation shall take effect, and by giving written notice of such resignation mailed not less than sixty (60) days prior to such resignation date to each Owner as its name and address appear on the registration books of the Issuer maintained by the Bond Registrar. Such resignation shall take effect on the date specified in such notice, unless a successor Escrow Agent, Paying Agent or Bond Registrar is previously appointed in which event such resignation shall take effect immediately upon the appointment of such successor Escrow Agent, Paying Agent or Bond Registrar. If the successor Escrow Agent, Paying Agent or Bond Registrar shall not have been appointed within a period of sixty (60) days following the giving of notice, then the Trustee may appoint a successor Escrow Agent, Paying Agent or Bond Registrar as provided in Section 619 hereof.

Section 618. Removal of Escrow Agent, Paying Agent or Bond Registrar. The Escrow Agent, Paying Agent or Bond Registrar may be removed at any time prior to any Event of Default by the Issuer by filing with the Escrow Agent, Paying Agent or Bond Registrar to be removed, and with the Trustee, an instrument or instruments in writing executed by an Authorized Officer appointing a successor. Such removal shall be effective thirty (30) days (or such longer period as may be set forth in such instrument) after delivery of the instrument; provided, however, that no such removal shall be effective until the successor Escrow Agent, Paying Agent or Bond Registrar appointed hereunder shall execute, acknowledge and deliver to the Issuer an instrument accepting such appointment hereunder.

Section 619. Appointment of Successor Escrow Agent, Paying Agent or Bond Registrar. In case at any time the Escrow Agent, Paying Agent or Bond Registrar shall be removed, or be dissolved, or if its property or affairs shall be taken under the control of any state or federal court or administrative body because of insolvency or bankruptcy, or for any other reason, then a vacancy shall forthwith and ipso facto exist in the office of the Escrow Agent, Paying Agent or Bond Registrar, as the case may be, and a successor shall be appointed by the Issuer; and in case at any time the Escrow Agent, Paying Agent or Bond Registrar shall resign, then a successor shall be appointed by the Issuer. Upon any such appointment, the Issuer shall give written notice of such appointment to the predecessor Escrow Agent, Paying Agent or Bond Registrar, the successor Escrow Agent, Paying Agent or Bond Registrar, the Trustee and all Owners. Any new Escrow Agent, Paying Agent or Bond Registrar so appointed shall immediately and without further act supersede the predecessor Escrow Agent, Paying Agent or Bond Registrar.

Section 620. Qualifications of Successor Escrow Agent, Paying Agent or Bond Registrar. Every successor Escrow Agent, Paying Agent or Bond Registrar (i) shall be a subsidiary of any commercial bank or trust company (a) duly organized under the laws of the United States or any state or territory thereof, (b) authorized by Law to perform all the duties imposed upon it by this Master Indenture, and (c) capable of meeting its obligations hereunder, and (ii) shall have a combined net capital and surplus of at least $50,000,000.

Section 621. Acceptance of Duties by Successor Escrow Agent, Paying Agent or Bond Registrar. Any successor Escrow Agent, Paying Agent or Bond Registrar appointed hereunder shall execute, acknowledge and deliver to the Issuer an instrument accepting such appointment hereunder, and thereupon such successor Escrow Agent, Paying Agent or Bond Registrar, without any further act, deed or conveyance, shall become duly vested with all the estates, property, rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named Escrow Agent, Paying Agent or Bond Registrar herein. Upon request of such Escrow Agent, Paying Agent or Bond Registrar, such predecessor Escrow Agent, Paying Agent or Bond Registrar and the Issuer shall execute and deliver an instrument transferring to such successor Escrow Agent, Paying Agent or Bond Registrar all the estates, property, rights and powers hereunder of such predecessor Escrow Agent, Paying Agent or Bond Registrar and such predecessor Escrow Agent, Paying Agent or registrar shall pay over and deliver to the successor Escrow Agent, Paying Agent or Bond Registrar all moneys and other assets at the time held by it hereunder.

Section 622. Successor by Merger or Consolidation. Any corporation into which any Escrow Agent, Paying Agent or Bond Registrar hereunder may be merged or converted or with which it may be consolidated or into which substantially all of its corporate trust assets shall be sold or otherwise conveyed, or any corporation resulting from any merger or consolidation to which any Escrow Agent, Paying Agent or Bond Registrar hereunder shall be a party, shall be the successor Escrow Agent, Paying Agent or Bond Registrar under this Master Indenture without the execution or filing of any paper or any further act on the part of the parties hereto, anything in this Master Indenture to the contrary notwithstanding.

Section 623. Patriot Act Requirements of the Trustee. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, or other legal entity, the Trustee will ask for documentation to verify its formation and existence as a legal entity. The Trustee may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

ARTICLE VII

FUNDS CONSTITUTE TRUST FUNDS

Section 701.   Trust Funds. Subject to the provisions of Section 604 and Section 905(a) hereof, all amounts on deposit with the Escrow Agent in Series Funds or Accounts for the benefit of a Series of Bonds shall:

(a)   be used only for the purposes and in the manner herein and in the Supplemental Indenture relating to such Series of Bonds provided and, pending such application, be held by the Escrow Agent for the Trustee in trust for the benefit of the Owners of such Series of Bonds;

(b)   be irrevocably pledged to the payment of such Series of Bonds, except for amounts on deposit in the Series Rebate Accounts in the Rebate Fund;

(c)   be held and accounted for separate and apart from all other Funds and Accounts, including Series Accounts of other Series of Bonds, and other funds and accounts of the Trustee and the Issuer;

(d)   until applied for the purposes provided herein, be subject to a first lien in favor of the Owners of such Series of Bonds and any pari passu obligations to issuers of Credit or Liquidity Facilities with respect to such series of Bonds, which lien is hereby created, prior and superior to all other liens now existing or hereafter created, and, to a second lien in favor of the Trustee, as security for the reasonable compensation for the services of the Trustee hereunder, and also all its reasonable expenses and disbursements, including the reasonable fees and expenses of Trustee's counsel, subordinate and inferior to the security interest granted to the Owners of such Series of Bonds and any pari passu obligations to issuers of Credit or Liquidity Facilities with respect to such series of Bonds, but nevertheless payable in the order of priority as set forth in Section 905(a) hereof upon the occurrence of an Event of Default; and

(e)   not be subject to lien or attachment by any creditor of the Trustee or any creditor of the Issuer or any other Series of Bonds other than the Owners of such Series of Bonds and the issuers of Credit or Liquidity Facilities with respect to such Series of Bonds.

ARTICLE VIII

COVENANTS AND AGREEMENTS OF THE ISSUER

Section 801. Payment of Bonds. The Issuer shall duly and punctually pay or cause to be paid, but only from the Trust Estate with respect to each Series of Bonds, Debt Service on the dates, at the places, and in the amounts stated herein, in any Supplemental Indenture, and in the Bonds of such Series.

Section 802. Extension of Payment of Bonds. Except as provided in Section 901 hereof, the Issuer shall not directly or indirectly extend the time for payment of the interest on any Bonds.   The time for payment of Bonds of any Series shall be the time prescribed in the Supplemental Indenture relating to such Series of Bonds.

Section 803. Further Assurance. At any and all times the Issuer shall, so far as it may be authorized by Law, pass, make, do, execute, acknowledge and deliver, all and every such further resolutions, acts, deeds, conveyances, assignments, transfers and assurances as may be necessary or desirable for the better assuring, conveying, granting, assigning and confirming all and singular the rights, moneys, securities and funds hereby pledged or assigned, or intended so to be, or which the Issuer may become bound to pledge or assign after the date of execution of this Master Indenture.

Section 804. Power to Issue Bonds and Create a Lien. The Issuer hereby represents to the Trustee and to the Owners that it is and will be duly authorized under all applicable Laws to issue the Bonds of each Series, to execute this Master Indenture, to adopt Supplemental Indentures, and to pledge its moneys, securities and funds in the manner and to the extent provided herein. Except as provided herein, the Issuer hereby represents that such moneys, securities and funds of the Issuer are and will be free and clear of any pledge, lien, charge or encumbrance thereon and all action on the part of the Issuer to that end has been and will be duly and validly taken. The Bonds of each Series, this Master Indenture and any Supplemental Indenture are and will be the valid and legally enforceable obligations of the Issuer, enforceable in accordance with their terms except to the extent that enforcement thereof may be subject to bankruptcy and other similar laws affecting creditors' rights generally. The Issuer shall at all times, to the extent permitted by Law, defend, preserve and protect the pledge and lien created by this Master Indenture and all the rights of the Owners hereunder against all claims and demands of all other persons whomsoever.

Section 805. Power to Undertake Projects and to Collect Pledged Revenue. The Issuer has or will have upon the date of issuance of each Series of Bonds, and will have so long as any Bonds are Outstanding, good right and lawful power: (i) to undertake the Projects, or it will take such action on its part required which it deems reasonable in order to obtain licenses, orders, permits or other authorizations, if any, from any agency or regulatory body having lawful jurisdiction which must be obtained in order to undertake such Project; and (ii) to fix, levy and collect or cause to be collected any and all Pledged Revenues.

Section 806. Sale of Projects. The Issuer covenants that, until such time as there are no Bonds of a Series Outstanding, it will not sell, lease or otherwise dispose of or encumber the related Project or any part thereof other than as provided herein. The Issuer may, however, from time to time, sell any machinery, fixtures, apparatus, tools, instruments, or other movable property acquired by the Issuer in connection with a Series Project, or any materials used in connection therewith, if the Issuer shall determine that such articles are no longer needed or are no longer useful in connection with the acquisition, construction, operation or maintenance of a Project, and the proceeds thereof may be applied to the replacement of the properties so sold or disposed of and, if not so applied, shall be deposited to the credit of the related Series Acquisition and Construction Account or, after the Date of Completion of the Project, shall be deposited to the credit of the related Series Principal Account. The Issuer may from time to time sell or lease such other property forming part of a Project which it may determine is not needed or serves no useful purpose in connection with the maintenance and operation of such Project, if the Consulting Engineers shall in writing approve such sale or lease; the proceeds of any such sale or lease shall be disposed of as hereinabove provided for the proceeds of the sale or disposal of movable property. The proceeds of any lease as described above shall be deposited to the credit of the related Series Principal Account or Redemption Account.

Notwithstanding the foregoing, the Issuer may: (i) dispose of all or any part of a Project, other than a Project the revenues to be derived from the operation of which are pledged to a Series of Bonds, by gift or dedication thereof to any unit of local government, or to the State or any agency or instrumentality of either of the foregoing or the United States Government; and/or (ii) impose, declare or grant title to or interests in the Project or a portion or portions thereof in order to create ingress and egress rights and public and private utility easements as the Issuer may deem necessary or desirable for the development, use and occupancy of the property within the Issuer; and/or (iii) impose or declare covenants, conditions and restrictions pertaining to the use, occupancy and operation of the Projects.

Section 807. Completion and Maintenance of Projects. The Issuer shall complete the acquisition and construction of a Project with all practical dispatch and in a sound and economical manner. So long as any Project is owned by the Issuer, the Issuer shall maintain, preserve and keep the same or cause the same to be maintained, preserved and kept, with the appurtenances and every part and parcel thereof, in good repair, working order and condition, and shall from time to time make, or cause to be made, all necessary and proper repairs, replacements and renewals so that at all times the operation thereof may be properly and advantageously conducted.

Section 808. Accounts and Reports.

(a)   Annual Report. The Issuer shall, within one hundred eighty (180) days after the end of its Fiscal Year, so long as any Bonds are Outstanding, deliver to each Requesting Owner (hereinafter defined) and file with the Trustee, solely as a repository of such information, and otherwise as provided by Law, a copy of its annual audit for such year, accompanied by an Accountant's Certificate, including: (a) statements in reasonable detail of its financial condition as of the end of such Fiscal Year and income and expenses for such Fiscal Year, and (b) statements of all receipts and disbursements of the Pledged Revenues of each Series of Bonds (unless the Pledged Revenues of such Series are remitted directly to the Trustee). The Trustee shall, within ninety (90) days after the close of each Fiscal Year so long as any Bonds are Outstanding, file with the Issuer a summary with respect to each Fund and Account of the deposits thereto and disbursements therefrom during such Fiscal Year and the amounts held therein at the end of such Fiscal Year or, at the option of the Trustee, such summary can be made on a monthly basis. For purposes of the foregoing, the term "Requesting Owner" shall mean the Owner (or beneficial owner in the case of book-entry Bonds) of more than $1,000,000 aggregate principal amount of any Series of Bonds who requests such information in writing to the Issuer.

(b)   Default Certificate. The Issuer shall file with the Trustee, so long as any Bonds are Outstanding, a certificate of an Authorized Officer upon the occurrence of an Event of Default as described in Section 902(g) hereof, such certificate to contain a description of the nature of such default and actions taken or to be taken to remedy such default.

(c)   Inspection. The reports, statements and other documents required to be furnished by the Issuer to the Trustee and by the Trustee to the Issuer pursuant to any provisions hereof shall be available on any Business Day, during regular business hours, for inspection by any Owner at the designated corporate trust office of the Trustee upon the giving of at least five (5) Business Days advance written notice to the Trustee.

Section 809.   Arbitrage and Other Tax Covenants. The Issuer hereby covenants that it will not take any action, and will not fail to take any action, which action or failure would cause the Tax Exempt Bonds to become "arbitrage bonds" as defined in Section 148 of the Code or "private activity bonds" as defined in Section 141 of the Code. The Issuer further covenants that it will take all such actions after delivery of any Tax Exempt Bonds as may be required in order for interest on such Tax Exempt Bonds to remain excludable from gross income (as defined in Section 61 of the Code) of the Owners. Without limiting the generality of the foregoing, the Issuer hereby covenants that it will to the extent not remitted by the Trustee from funds held in the Series Rebate Account, remit to the United States that Rebate Amount at the time and place required by this Master Indenture and any Supplemental Indenture, including any Tax Regulatory Covenants contained therein.

Section 810.   Payment of Tolls. The Issuer will collect and enforce the payment of assessments, service charges, franchise fees, impact fees and other user fees associated with the Project and any other sources which constitute Pledged Revenues for the payment of any Series of Bonds in the manner prescribed by this Master Indenture, any Supplemental Indenture and all resolutions, ordinances or Laws thereunto appertaining at times and in amounts as shall be necessary in order to pay, when due, the principal of and interest on the Series of Bonds to which such Pledged Revenues are pledged; and to pay or cause to be paid the assessments, service charges, franchise fees, impact fees and other user fees as received to the Trustee in accordance with the provisions hereof.

Section 811.   Method of Collection of Assessments, Charges and Fees. The Issuer will develop and implement a plan to collect the assessments, service charges, franchise fees, impact fees and other user fees associated with the Project.

Section 812. Deposit of Proceeds from Sale of Property. If any property comprising a Project is sold, the proceeds of such sale shall be paid by the Issuer to the Trustee not later than five (5) Business Days following receipt of such proceeds by the Issuer and shall be deposited by the Trustee to the credit of the related Series Revenue Account.

Section 813. No Other Obligations Payable from Assessments, Charges or Fees. The Issuer will not issue or incur any obligations payable from the proceeds of the assessments, service charges, franchise fees, impact fees or other user charges securing a Series of Bonds nor voluntarily create or cause to be created any debt, lien, pledge, assignment, encumbrance or other charge upon such assessments, service charges, franchise fees, impact fees or other user charges other than the lien of any Subordinate Debt.

Section 814. General. The Issuer shall do and perform or cause to be done and performed all acts and things required to be done or performed by or on behalf of the Issuer under Law and this Master Indenture, in accordance with the terms of such provisions.

Upon the date of issuance of each Series of Bonds, all conditions, acts and things required by Law and this Master Indenture and any Supplemental Indenture to exist, to have happened and to have been performed precedent to and in the issuance of such Series of Bonds shall exist, have happened and have been performed and upon issuance the issue of such Series of Bonds shall be within every debt and other limit prescribed by Law applicable to the Issuer.

Section 815. Secondary Market Disclosure. The Issuer covenants and agrees with the Owners, from time to time, of the Bonds issued hereunder to make best efforts to provide, or cause to be provided, on a timely basis, all appropriate information repositories such information and documents as shall be required by applicable Law to enable Owners to purchase and resell the Bonds issued, from time to time, hereunder. For purposes of complying with the above-described provision, the Issuer may rely on an opinion of counsel which is familiar with disclosure of information relating to municipal securities. Nothing herein shall, however, require the Issuer to provide disclosure in order to enable the purchaser of a security in a "private placement transaction" within the meaning of applicable securities laws, to offer or re-sell such security in other than a "private placement transaction." All financial statements provided to a repository shall be in accordance with generally accepted governmental accounting principles and shall be provided to such repository as soon as practicable after the same becomes available. The financial statements shall contain such information as shall be customary for local governments, such as the Issuer. Nothing in this Section 815 is intended to impose upon the Issuer, and this Section 815 shall not be construed as imposing upon the Issuer, any disclosure obligations beyond those imposed by applicable Law.

ARTICLE IX

EVENTS OF DEFAULT AND REMEDIES

Section 901. Extension of Interest Payment. If the time for payment of interest of a Bond of any Series shall be extended, whether or not such extension be by or with the consent of the Issuer, such interest so extended shall not be entitled in case of default hereunder to the benefit or security of this Master Indenture unless the aggregate principal amount of all Bonds of such Bonds then Outstanding and of all accrued interest the time for payment of which shall not have been extended shall have previously been paid in full.

Section 902. Events of Default. Each of the following events is hereby declared an Event of Default with respect to a Series of Bonds:

(a)   Any payment of Debt Service on such Series of Bonds is not made when due;

(b)   The Issuer shall for any reason be rendered incapable of fulfilling its obligations hereunder or under the Supplemental Indenture relating to such Series of Bonds;

(c)   The Issuer admits in writing its inability to pay its debts generally as they become due, or files a petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver or trustee for itself or for the whole or any part of a related Project;

(d)   The Issuer is adjudged insolvent by a court of competent jurisdiction, or is adjudged a bankrupt on a petition in bankruptcy filed against the Issuer, or an order, judgment or decree be entered by any court of competent jurisdiction appointing, without the consent of the Issuer, a receiver or trustee of the Issuer or of the whole or any part of its property and if the aforesaid adjudications, orders, judgments or decrees shall not be vacated or set aside or stayed within ninety (90) days from the date of entry thereof;

(e)   The Issuer shall file a petition or answer seeking reorganization or any arrangement under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof;

(f)   Under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Issuer's assets or any part thereof, and such custody or control shall not be terminated within ninety (90) days from the date of assumption of such custody or control; or

(g)   The Issuer shall default in the due and punctual performance of any of the material covenants, conditions, agreements and provisions contained in the Bonds of such Series or in this Master Indenture or in the Supplemental Indenture relating to such Series of Bonds on the part of the Issuer to be performed (other than a default in the payment of Debt Service on the related Series of Bonds when due, which is an Event of Default under subsection (a) above) and such default shall continue for thirty (30) days after written notice specifying such default and

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requiring same to be remedied shall have been given to the Issuer by the Trustee or, if the Trustee is unwilling or unable to act, by Owners of not less than ten percent (10%) in aggregate principal amount of the Bonds of such Series then Outstanding and affected by such default.

Section 903. No Acceleration of Maturities of Bonds of a Series. No Bonds of a Series issued under this Master Trust Indenture shall be subject to acceleration by reason of an Event of Default.

Section 904. Enforcement of Remedies. Upon the happening and continuance of any Event of Default specified in Section 902 above with respect to a Series of Bonds, the Trustee may protect and enforce the rights of the Owners of the Bonds of such Series under applicable Law, and under this Master Indenture, the related Supplemental Indenture and the Bonds of such Series, by such proceedings in equity or at law, either for the specific performance of any covenant or agreement contained herein or in aid or execution of any power herein or in the related Supplemental Indenture granted or for the enforcement of any proper legal or equitable remedy, as the Trustee shall deem most effectual to protect and enforce such rights.

The Owners of not less than a majority in aggregate principal amount of the Bonds of such Series Outstanding shall, subject to the requirements of Section 607, have the right, by an instrument or instruments in writing executed and delivered to the Trustee, to direct the method and place of conducting all remedial proceedings by the Trustee hereunder, provided that such directions shall not be in conflict with any rule of Law or this Indenture and that the Trustee shall have the right to decline to follow any such direction which in the opinion of the Trustee would be unduly prejudicial to the rights of the Owners of such Series of Bonds not parties to such direction or would subject the Trustee to personal liability or expense. Notwithstanding the foregoing, the Trustee shall have the right to select and retain legal counsel of its choosing to represent it in any such proceedings. The Trustee may take any other action which is not inconsistent with any direction under this second paragraph of this Section 904.

No Owner of such Series of Bonds shall have any right to pursue any other remedy under this Indenture or such Series of Bonds unless: (1) an Event of Default shall have occurred and is continuing; (2) the Owners of not less than a majority in aggregate principal amount of the Bonds of such Series Outstanding have requested the Trustee, in writing, to exercise the powers granted in the first paragraph of this Section 904 or to pursue such remedy in its or their name or names; (3) the Trustee has been offered indemnity satisfactory to it against costs, expenses and liabilities reasonably anticipated to be incurred; (4) the Trustee has declined to comply with such request, or has failed to do so, within sixty (60) days after its receipt of such written request and offer of indemnity; and (5) no direction inconsistent with such request has been given to the Trustee during such 60-day period by the Owners of not less than a majority in aggregate principal amount of the Bonds of such Series Outstanding. The provisions of this immediately preceding sentence of this Section 904 are conditions precedent to the exercise by any Owner of such Series of Bonds of any remedy hereunder. The exercise of such rights is further subject to the provisions of Section 909, and the second paragraph of this Section 904. No one or more Owner of such Series of Bonds shall have any right in any manner whatever to enforce any right under this Indenture, except in the manner herein provided.

Section 905. Pro Rata Application of Funds Among Owners of a Series of Bonds. Anything in this Master Indenture to the contrary notwithstanding, if at any time the moneys in the Series Funds and Accounts shall not be sufficient to pay Debt Service on the related Series of Bonds when due, such moneys together with any moneys then available or thereafter becoming available for such purpose, whether through the exercise of the remedies provided for in this Article or otherwise, shall be applied as follows:

(a)   Unless the aggregate principal amount of all the Bonds of such Series shall have become due and payable, all such moneys shall be applied:

First: to the payment of any then-due fees and expenses of the Trustee, including reasonable counsel fees and expenses, to the extent not otherwise paid;

Second: to payment to the persons entitled thereto of all installments of interest then due and payable on the Bonds of such Series, in the order in which such installments become due and payable and, if the amount available shall not be sufficient to pay in full any particular installment, then to the payment ratably, according to the amounts due on such installment, to the persons entitled thereto, without any discrimination or preference except as to any difference in the rates of interest specified in the Bonds of such Series; and

Third: to the payment to the persons entitled thereto of the unpaid principal of any of the Bonds of such Series which shall have become due (other than Bonds of such Series called for redemption for the payment of which sufficient moneys are held pursuant to this Master Indenture), in the order of their due dates, with interest upon the Bonds of such Series at the rates specified therein from the dates upon which they become due to their payment date, and, if the amount available shall not be sufficient to pay in full the principal of Bonds of such Series due on any particular date, together with such interest, then to the payment first of such interest, ratably according to the amount of such interest due on such date, and then to the payment of such principal, ratably according to the amount of such principal due on such date, to the Owners of the Bonds of such Series entitled thereto without any discrimination or preference except as to any difference in the foregoing rates of interest.

(b)   If the aggregate principal amount of all the Bonds of a Series shall have become due and payable in accordance with their terms, all such moneys shall be applied first to the payment of any fees and expenses of the Trustee, including reasonable counsel fees and expenses, to the extent not otherwise paid, and, then the payment of the whole amount of principal and interest then due and unpaid upon the Bonds of such Series, without preference or priority of principal or of interest or of any installment of interest over any other, or of any Bond over any other Bond of such Series, ratably, according to the amounts due respectively for principal and interest, to the persons entitled thereto without any discrimination or preference except as to any difference in the respective rates of interest specified in the Bonds of such Series.

The provisions of this Section are in all respects subject to the provisions of Section 901 of this Article.

Whenever moneys are to be applied pursuant to this Section, such moneys shall be applied by the Escrow Agent at such times as the Trustee in its sole discretion shall determine, having due regard to the amount of such moneys available for application and the likelihood of additional moneys becoming available for such application. The deposit of such moneys with the Escrow Agent for the benefit of the Payment Agent shall constitute proper application by the Trustee, and the Trustee shall incur no liability whatsoever to any Owner or to any other person for any delay in applying any such funds, so long as the Trustee acts with reasonable diligence, having due regard to the circumstances, and ultimately applies such moneys in accordance with such provisions of this Master Indenture as may be applicable at the time of application. Whenever the Trustee shall exercise such discretion in applying such funds, it shall fix the date upon which such application is to be made and upon such date interest on the amounts of principal to be paid on such date shall cease to accrue. The Trustee shall give such notice as it may deem appropriate of the fixing of any such date, and shall not be required to make payment to any Owner until such Bond shall be surrendered to him for appropriate endorsement.

Section 906. Effect of Discontinuance of Proceedings. If any proceeding taken by the Trustee or any Owner on account of any default shall have been discontinued or abandoned for any reason, then the Issuer and the Owner shall be restored to their former positions and rights hereunder, respectively, and all rights and remedies of the Owners shall continue as though no such proceeding had been taken.

Section 907. Restriction on Individual Owner Actions. Except as provided in Section 910 below, no Owner of any of the Bonds shall have any right in any manner whatever to affect, disturb or prejudice the security of this Master Indenture or any Supplemental Indenture, or to enforce any right hereunder or thereunder except in the manner herein or therein provided, and all proceedings at law or in equity shall be instituted and maintained for the benefit of all Owners of the Bonds of such Series.

Section 908. No Remedy Exclusive. No remedy conferred upon the Trustee or the Owners is intended to be exclusive of any other remedy herein or in any Supplemental Indenture provided, and each such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or thereunder.

Section 909. Delay Not a Waiver. No delay or omission of the Trustee or any Owner to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or an acquiescence therein; and every power and remedy given to the Trustee and the Owners may be exercised from time to time and as often as may be deemed expedient.

Section 910. Right to Enforce Payment of Bonds. Nothing in this Article shall affect or impair the right of any Owner to enforce the payment of Debt Service on the Bond of which such person is the registered Owner, or the obligation of the Issuer to pay Debt Service to the Owner at the time and place specified in such Bond.

Section 911. No Cross Default Among Series. The occurrence of an Event of Default hereunder or under any Supplemental Indenture with respect to any Series of Bonds shall

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not constitute an Event of Default with respect to any other Series of Bonds, unless the event giving rise to the Event of Default also constitutes an Event of Default hereunder or under the Supplemental Indenture with respect to such other Series of Bonds.

Section 912. Indemnification. Other than to make proper draws under a Credit Facility, the Trustee shall be under no obligation to institute any suit or to take any remedial proceeding under this Master Indenture or any Supplemental Indenture or to enter any appearance or in any way defend in any suit in which it may be made defendant, or to advance its own money, or to take any steps in the execution of the trusts hereby created or in the enforcement of any rights and powers hereunder, until it shall be indemnified to its satisfaction against any and all costs and expenses, outlays and counsel fees and other reasonable disbursements, and against all liability. Notwithstanding the foregoing, the indemnification provided by this Section 912 shall not be applicable in cases of the Trustee's gross negligence or willful misconduct.

ARTICLE X

EXECUTION OF INSTRUMENTS BY OWNERS AND PROOF OF OWNERSHIP OF BONDS

Section 1001. Execution of Instruments by Owners and Proof of Ownership of Bonds. Any request, direction, consent or other instrument in writing required or permitted by this Master Indenture or any Supplemental Indenture to be signed or executed by Owners may be in any number of concurrent instruments of similar tenor and may be signed or executed by Owners or their attorneys or legal representatives. Proof of the execution of any such instrument shall be sufficient for any purpose of this Master Indenture and shall be conclusive in favor of the Issuer with regard to any action taken by it under such instrument if verified by any officer in any jurisdiction who, by the laws thereof, has power to take affidavits within such jurisdiction, to the effect that such instrument was subscribed and sworn to before him, or by an affidavit of a witness to such execution. Where such execution is on behalf of a person other than an individual, such verification or affidavit shall also constitute sufficient proof of the authority of the signer thereof.

Nothing contained in this Article shall be construed as limiting the Trustee to such proof, it being intended that the Trustee may accept any other evidence of the matters herein stated which it may deem sufficient. Any request or consent of the Owner of any Bond shall bind every future owner of the same Bond in respect of anything done by the Trustee or the Issuer in pursuance of such request or consent.

Section 1002. Deposit of Bonds. Notwithstanding the foregoing, neither the Issuer nor the Trustee shall be required to recognize any person as an Owner of any Bond or to take any action at his request unless such Bond shall be deposited with the Trustee.

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ARTICLE XI

SUPPLEMENTAL INDENTURES

Section 1101. Supplemental Indentures. Without Owners' consent, the Governing Body from time to time may authorize such indentures supplemental hereto or amendatory hereof as shall not be inconsistent with the terms and provisions hereof (which supplemental indenture shall thereafter form a part hereof), without the consent of the Owners, for the following purposes:

(a) to provide for the initial issuance of a Series of Bonds or Refunding Bonds of a Series; or

(b) to make any change whatsoever to the terms and provisions of this Master Indenture, but only as such change relates to a Series of Bonds upon the original issuance thereof (or upon the original issuance of Refunding Bonds of a Series which defease and discharge the Supplemental Indenture of the Series of Bonds to be refunded) under and pursuant to the terms of the Supplemental Indenture effecting such change; or

(c) to cure any ambiguity or formal defect or omission or to correct any inconsistent provisions in this Master Indenture; or

(d) to grant to the Owners or to the Trustee on behalf of the Owners any additional rights or security that may lawfully be granted; or

(e) to add to the covenants and agreements of the Issuer in this Master Indenture other covenants and agreements thereafter to be observed by the Issuer to the benefit of the Owners of the Outstanding Bonds; or

(f) to modify the provisions of this Master Indenture or any Supplemental Indenture provided that such modification does not, in the written opinion of Bond Counsel, materially adversely affect the interests of the Owners of the Bonds Outstanding, upon which opinion the Trustee may conclusively rely.

Section 1102. Supplemental Indentures With Owner Consent. Subject to the provisions contained in this Section, and not otherwise, the Owners of not less than fifty-one percent (51%) in aggregate principal amount of the Bonds then Outstanding shall have the right, from time to time, anything contained in this Master Indenture to the contrary notwithstanding, to consent to and approve the adoption of such indentures supplemental hereto or amendatory hereof as shall be deemed desirable by the Issuer for the purpose of modifying, altering, amending, adding to or rescinding, in any particular, any of the provisions of this Master Indenture; provided, however, that nothing herein contained shall permit, or be construed as permitting, without the consent of all Owners of Bonds then Outstanding and affected by such supplement or amendment,

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(a)   an extension of the maturity of, or an extension of the Interest Payment Date on, any Bond;

(b)   a reduction in the principal, premium, or interest on any Bond;

(c)   a preference or priority of any Bond over any other Bond; or

(d)   a reduction in the aggregate principal amount of the Bonds required for consent to such Supplemental Indenture.

In addition to the foregoing, the Owners of not less than fifty-one percent (51%) in aggregate principal amount of the Bonds of any Series then Outstanding shall have the right, from time to time, anything contained in this Master Indenture or in the Supplemental Indenture relating to such Series of Bonds to the contrary notwithstanding, to consent to and approve the adoption of such indentures supplemental to the Supplemental Indenture relating to such Series of Bonds or amendatory thereof, but not hereof, as shall be deemed desirable by the Issuer for the purpose of modifying, altering, amending, adding to or rescinding, in any particular, any of the provisions of such Supplemental Indenture or of any indenture supplemental thereto; provided, however, that nothing herein contained shall permit, or be construed as permitting, without the consent of all Owners of Bonds of such Series then Outstanding and affected by such amendment,

(a)   an extension of the maturity of, or an extension of the Interest Payment Date on, any Bond of such Series;

(b)   a reduction in the principal, premium, or interest on any Bond of such Series;

(c)   a preference or priority of any Bond of such Series over any other Bond of such Series; or

(d)   a reduction in the aggregate principal amount of the Bonds of such Series required for consent to such indenture supplemental to the Supplemental Indenture.

If at any time the Issuer shall determine that it is desirable to approve any Supplemental Indenture pursuant to this Section 1102, the Issuer shall cause the Trustee to mail, at the expense of the Issuer, notice of the proposed approval to the Owners whose approval is required. Such notice shall be prepared by the Issuer and shall briefly set forth the nature of the proposed Supplemental Indenture or indenture supplemental to a Supplemental Indenture and shall state that copies thereof are on file with the Secretary for inspection by all affected Owners. The Issuer shall not, however, be subject to any liability to any Owner by reason of its failure to cause the notice required by this Section to be mailed and any such failure shall not affect the validity of such Supplemental Indenture or indenture supplemental to a Supplemental Indenture when consented to and approved as provided in this Section.

Whenever, at any time within one (1) year after the date of the first mailing of such notice, there shall be delivered to the Issuer an instrument or instruments in writing purporting to be executed by the Owners of the requisite principal amount of the Bonds of such Series Outstanding, which instrument or instruments shall refer to the proposed Supplemental Indenture or indenture supplemental to a Supplemental Indenture described in such notice and shall specifically consent to and approve the execution thereof in substantially the form of the copy thereof referred to in such notice, thereupon, but not otherwise, the Governing Body and the Trustee may approve such Supplemental Indenture and cause it to be executed, in substantially such form, without liability or responsibility to any Owner.

Section 1103. Opinion of Bond Counsel With Respect to Supplemental Indenture. In addition to the other requirements herein set forth with respect to Supplemental Indentures or indenture supplemental to a Supplemental Indenture, no such indenture shall be effective unless and until there shall have been delivered to the Trustee the opinion of Bond Counsel to the effect that such indenture is permitted pursuant to this Master Indenture and that such indenture is the valid and binding obligation of the Issuer enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or general equitable principles, upon which opinion the Trustee may conclusively rely. In addition, if such indenture relates to a Series of Tax Exempt Bonds, such opinion shall also state that such indenture will not adversely affect the exclusion from gross income for federal income tax purposes of interest on the related Series of Bonds.

Section 1104. Supplemental Indenture Part of Indenture. Any supplemental indenture executed in accordance with this Article and approved as to legality by counsel to the Issuer shall thereafter, except as otherwise provided therein, form a part of this Master Indenture. Except as applicable only to Bonds of a Series, all of the terms and conditions contained in any such supplemental indenture amendatory of this Master indenture shall be part of the terms and conditions hereof.

Section 1105. Insurer or Issuer of a Credit or Liquidity Facility as Owner of Bonds. As long as a Credit or Liquidity Facility securing all or a portion of the Bonds of a Series Outstanding is in effect and the issuer thereof is not in default of any of its obligations under such Credit or Liquidity Facility, as the case may be, the issuer of the Credit or Liquidity Facility or the Insurer, to the extent so authorized in the applicable Supplemental Indenture, will be deemed to be the Owner of the Bonds of such Series secured by the Credit or Liquidity Facility: (i) at all times for the purpose of the execution and delivery of a supplemental indenture or of any amendment, change or modification of the Master Indenture or the applicable Supplemental Indenture or the initiation by Owners of any action to be undertaken by the Trustee at the Owner's request, which under the Master Indenture or the applicable Supplemental Indenture requires the written approval or consent of or can be initiated by the Owners of at least a majority in principal amount of the Bonds of the Series at the time Outstanding; (ii) at all times for the purpose of the mailing of any notice to Owners under the Master Indenture or the applicable Supplemental Indenture; and (iii) following an Event of Default for all other purposes. Notwithstanding the foregoing, neither an Insurer nor the issuer of a Credit or Liquidity Facility with respect to a Series of Bonds will be deemed to be an Owner of the Bonds of such Series with respect to any such Supplemental Indenture or of any amendment, change or modification of the Master Indenture which would have the effect of permitting: (i) a change in the terms of redemption or maturity of any Bonds of a Series Outstanding or of any installment of interest

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thereon; or (ii) a reduction in the principal amount or the Redemption Price thereof or in rate of interest thereon; or (iii) reducing the percentage or otherwise affecting the classes of Bonds the consent of the Owners of which is required to effect any such modification or amendment; or (iv) creating any preference or priority of any Bond of a Series over any other Bond of such Series.

ARTICLE XII

DEFEASANCE

Section 1201. Defeasance and Discharge of the Lien of this Master Indenture and Supplemental Indentures.

(a)   If the Issuer pays or causes to be paid, or there shall otherwise be paid, to the Owners of all Bonds the principal or Redemption Price, if applicable, and interest due or to become due thereon and the obligations under any Letter of Credit Agreement and any Liquidity Agreement, at the times and in the manner stipulated therein and in this Master Indenture and any Letter of Credit Agreement and any Liquidity Agreement and pays or causes to be paid all other moneys owing hereunder and under any Supplemental Indenture (including, without limitation the fees and expenses of the Trustee, including reasonable counsel fees and expenses), then the lien of this Master Indenture and all covenants, agreements and other obligations of the Issuer to the Owners and the issuer of any Credit Facility or Liquidity Facility shall thereupon cease, terminate and become void and be discharged and satisfied. In such event, the Trustee upon the request of the Issuer shall execute and deliver to the Issuer all such instruments as may be desirable to evidence such discharge and satisfaction, and the Trustee, Escrow Agent and the Paying Agent shall pay over or deliver, as directed by the Issuer, all moneys or securities held by them pursuant to this Master Indenture which are not required for the payment of principal or Redemption Price, if applicable, on Bonds not theretofore surrendered for such payment or redemption or for payment of obligations under any Letter of Credit Agreement and any Liquidity Agreement. If the Issuer pays or causes to be paid, or there shall otherwise be paid, to the Owners of all Outstanding Bonds or of a particular maturity, of a particular Series or of any part of a particular maturity or   Series the principal or Redemption Price, if applicable, and interest due or to become due thereon, at the times and in the manner stipulated therein and in this Master Indenture, such Bonds shall cease to be entitled to any lien, benefit or security under this Master Indenture, and all covenants, agreements and obligations of the Issuer to the Owners of such Bonds shall thereupon cease, terminate and become void and be discharged and satisfied. Anything to the contrary in this Section 1201 notwithstanding, this Master Indenture shall not be discharged nor shall any Bonds with respect to which moneys or Governmental Obligations have been deposited in accordance with the provisions of this Section 1201 cease to be entitled to the lien, benefit or security under this Master Indenture, except to the extent that the lien, benefit and security of this Master Indenture and the obligations of the Issuer hereunder shall be limited solely to and such Bonds shall be secured solely by and be payable solely from the moneys or Governmental Obligations so deposited.

(b)   Bonds or interest installments for the payment or redemption of which moneys shall have been set aside and shall be held in trust by the Escrow Agent for the Trustee (through deposit pursuant to this Master Indenture of funds for such payment or redemption or otherwise) at the maturity or redemption date thereof shall be deemed to have been paid within the meaning and with the effect expressed in this Section. All Outstanding Bonds of any particular maturity or Series shall prior to the maturity or redemption date thereof be deemed to have been paid within the meaning and with the effect expressed in subsection (a) of this Section 1201 if: (i) in case any of such Bonds are to be redeemed on any date prior to their maturity, the Issuer shall have given to the Trustee or the Bond Registrar irrevocable instructions accepted in writing by the Trustee or the Bond Registrar to mail as provided in Article III notice of redemption of such Bonds on such date; (ii) there shall have been deposited with the Escrow Agent for the Trustee either moneys in an amount which shall be sufficient, or Governmental Obligations, the principal of and the interest on which when due shall, as demonstrated in an Accountant's Certificate, provide moneys which, together with the moneys, if any, deposited with the Escrow Agent for the Trustee at the same time, be sufficient to pay when due the principal or Redemption Price, if applicable, and interest due and to become due on said Bonds on or prior to the redemption date or maturity date thereof, as the case may be; (iii) the Issuer shall have given the Trustee or the Bond Registrar in form satisfactory to it irrevocable instructions to mail, postage prepaid, to each registered Owner of Bonds then Outstanding at the address, if any, appearing upon the registry books of the Issuer, a notice to the registered Owners of such Bonds and to the Registrar that the deposit required by (ii) above has been made with the Trustee and that such Bonds are deemed to have been paid in accordance with this Section 1201 and stating such maturity or redemption date upon which moneys are to be available for the payment of the principal or redemption price, if applicable, on such Bonds; and (iv) an opinion of Bond Counsel to the effect that such defeasance is permitted under this Master Indenture and the Supplemental Indenture relating to the Series of Bonds so defeased and that, in the case of Tax-Exempt Bonds, such defeasance will not adversely affect the tax exempt status of such Series of Bonds. Neither Governmental Obligations nor moneys deposited with the Escrow Agent for the Trustee pursuant to this Section 1201 nor principal or interest payments on any such Governmental Obligations shall be withdrawn or used for any purpose other than, and shall be held in trust for, the payment of the principal or redemption price, if applicable, and interest on such Bonds; provided that any cash received from such principal or interest payments on such Governmental Obligations deposited with the Escrow Agent: (i) to the extent such cash shall not be required at any time for such purpose as evidenced by an Accountant's Certificate or, and to the extent all obligations under any Letter of Credit Agreement or any Liquidity Agreement are satisfied, as determined by an Insurer or an issuer of any Credit Facility and any Liquidity Facility securing the Bonds with respect to which such Governmental Obligations have been so deposited, shall be paid over upon the direction of the Issuer as received by the Escrow Agent, free and clear of any trust, lien, pledge or assignment securing such Bonds or otherwise existing under this Master Indenture; and (ii) to the extent such cash shall be required for such purpose at a later date, shall, to the extent practicable, be reinvested in Governmental Obligations maturing at times and in amounts sufficient to pay when due the principal or redemption price, if applicable, and interest to become due on such Bonds, or obligations under any Letter of Credit Agreement or any Liquidity Agreement, on or prior to such redemption date or maturity date thereof, as the case may be, and interest earned from such reinvestments shall be paid over as received by the Escrow to the Trustee for the Issuer, free and clear of any lien, pledge or security interest securing such Bonds or otherwise existing under this Master Indenture. For the purposes of this provision, Governmental Obligations means and includes only such securities which shall not be subject to redemption prior to their maturity other than at the option of the holder thereof.

(c)   As to any Variable Rate Bonds, whether discharged and satisfied under the provisions of subsection (a) or (b) above, the amount required for the interest thereon shall be calculated at the maximum rate permitted by the terms of the provisions which authorized the issuance of such Variable Rate Bonds; provided, however, that if on any date, as a result of such

Variable Rate Bonds having borne interest at less than such maximum rate for any period, the total amount of moneys and Investment Obligations on deposit for the payment of interest on such Variable Rate Bonds is in excess of the total amount which would have been required to be deposited on such date in respect of such Variable Rate Bonds in order to fully discharge and satisfy such Bonds and obligations under Letter of Credit Agreement and any Liquidity Agreement pursuant to the provisions of this Section, the Issuer may use the amount of such excess free and clear of any trust, lien, security interest, pledge or assignment securing said Variable Rate Bonds or otherwise existing under this Master Indenture or under any Letter of Credit Agreement or any Liquidity Agreement.

(d)   Notwithstanding any of the provisions of this Master Indenture to the contrary, Option Bonds may only be fully discharged and satisfied either pursuant to subsection (a) above or by depositing in the Series Interest Account, the Series Principal Account and the Series Redemption Account, or in such other accounts which are irrevocably pledged to the payment of the Option Bonds, as the Issuer may create and establish by Supplemental Indenture, moneys which together with other moneys lawfully available therefore shall be sufficient at the time of such deposit to pay when due the maximum amount of principal of and redemption price, if any, and interest on such Option Bonds which could become payable to the Owners of such Bonds upon the exercise of any options provided to the Owners of such Bonds; provided, however, that if, at the time a deposit is made pursuant to this subsection (d), the options originally exercisable by the Owner of an Option Bond are no longer exercisable, such Bond shall not be considered an Option Bond for purposes of this subsection (d). If any portion of the moneys deposited for the payment of the principal of and redemption price, if any, and interest on Option Bonds is not required for such purpose and is not needed to reimburse an Insurer or an issuer of any Credit Facility or Liquidity Facility, for obligations under any Letter of Credit Agreement or any Liquidity Agreement, the Issuer may use the amount of such excess free and clear of any trust, lien, security interest, pledge or assignment securing such Option Bonds or otherwise existing under this Master Indenture or any Letter of Credit Agreement or Liquidity Agreement.

(e)   Anything in this Master Indenture to the contrary notwithstanding, any moneys held by the Escrow Agent for the Trustee or any Paying Agent in trust for the payment and discharge of any of the Bonds which remain unclaimed for six (6) years after the date when such Bonds have become due and payable, either at their stated maturity dates or by call for earlier redemption, if such moneys were held by the Escrow Agent for the Trustee or any Paying Agent at such date, or for six (6) years after the date of deposit of such moneys if deposited with the Escrow Agent for the Trustee or Paying Agent after the date when such Bonds became due and payable, shall at the written request of the Issuer be repaid by the Escrow Agent for the Trustee or Paying Agent to the Issuer, as its absolute property and free from trust, and the Escrow Agent for the Trustee or Paying Agent shall thereupon be released and discharged with respect thereto and the Owners shall look only to the Issuer for the payment of such Bonds; provided, however, that before being required to make any such payment to the Issuer, the Escrow Agent, Trustee or Paying Agent shall, at the expense of the Issuer, cause to be mailed, postage prepaid, to any Insurer or any issuer of any Credit Facility or Liquidity Facility, and to each registered Owner of Bonds then Outstanding at the address, if any, appearing upon the registry books of the Issuer, a notice that such moneys remain unclaimed and that, after a date named in such notice, which date shall be not less than thirty (30) days after the date of the mailing of such notice, the balance of such moneys then unclaimed shall be returned to the Issuer.

(f)   In the event that the principal and Redemption Price, if applicable, and interest due on the Bonds shall be paid by the Insurer pursuant to a municipal bond insurance policy, the assignment and pledge and all covenants, agreements and other obligations of the Issuer to the Owners of such Bonds shall continue to exist and the Insurer shall be subrogated to the rights of such Owners.

(g)   Anything in this Master Indenture to the contrary notwithstanding, the provisions of the foregoing subsections (b) through (f) shall apply to the discharge of Bonds of a Series and to the discharge of the lien of any Supplemental Indenture securing such Series of Bonds as though each reference to the "Master Indenture" were a reference to such "Supplemental Indenture" and as though each reference to "Bonds Outstanding" were a reference to the "Bonds of such Series Outstanding."

Section 1202. Moneys Held in Trust. All moneys and obligations held by an escrow agent or paying agent or trustee pursuant to this Section shall be held in trust and the principal and interest of said obligations when received, and said moneys, shall be applied to the payment, when due, of the principal, interest and premium, if any, of the Bonds to be paid or to be called for redemption.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 1301. Effect of Covenant. All covenants, stipulations, obligations and agreements of the Issuer contained in this Master Indenture shall be deemed to be covenants, stipulations, obligations and agreements of the Issuer and of the Governing Body of the Issuer to the full extent authorized or permitted by Law and all such covenants, stipulations, obligations and agreements shall bind or inure to the benefit of the successor or successors thereof from time to time and any officer, board, body or commission to whom or to which any power or duty affecting such covenants, stipulations, obligations and agreements shall be transferred by or in accordance with Law.

Except as otherwise provided herein, all rights, powers and privileges conferred, and duties and liabilities imposed, upon the Issuer or upon the Governing Body by this Master Indenture shall be exercised or performed by the Governing Body, or by such other officers, board, body or commission as may be required by Law to exercise such powers or to perform such duties.

No covenant, stipulation, obligation or agreement herein contained shall be deemed to be a covenant, stipulation, obligation or agreement of any member, agent or employee of the Governing Body in his or her individual capacity, and neither the members of the Governing Body nor any official executing the Bonds shall be liable personally on the Bonds or be subject to any personal liability or accountability by reason of the issuance thereof.

Section 1302. Manner of Giving Notice to the Issuer and the Trustee. Any notice, demand, direction, request or other instrument authorized or required by this Master Indenture to be given to or filed with the Issuer or the Governing Body or the Trustee shall be deemed to have been sufficiently given or filed for all purposes of this Master Indenture if and when sent by certified mail, return receipt requested:

To the Issuer, addressed to:

To the Trustee, addressed to:

or to such other address as shall be provided to the other party hereto in writing.

All documents received by the Issuer and the Trustee under this Master Indenture shall be retained in their possession, subject at all reasonable times to the inspection of any Owner and the agents and representatives thereof.

Section 1303. Manner of Giving Notice to the Owners. Any notice, demand, direction, request, or other instrument authorized or required by this Master Indenture to be mailed to the Owners shall be deemed to have been sufficiently mailed if mailed by first class mail, postage pre-paid, to the Owners at their addresses as they appear at the time of mailing on the registration books maintained by the Bond Registrar.

Section 1304. Successorship of Issuer Officers. If the offices of Chairman, or Secretary shall be abolished or any two or more of such offices shall be merged or consolidated, or in the event of a vacancy in any such office by reason of death, resignation, removal from office or otherwise, or in the event any such officer shall become incapable of performing the duties of his office by reason of sickness, absence from the Issuer or otherwise, all powers conferred and all obligations and duties imposed upon such officer shall be performed by the officer succeeding to the principal functions thereof or by the officer upon whom such powers, obligations and duties shall be imposed by Law.

Section 1305. Inconsistent Provisions. All provisions of any resolutions, and parts thereof, which are inconsistent with any of the provisions of this Master Indenture are hereby declared to be inapplicable to this Master Indenture.

Section 1306. Further Acts; Counterparts. The officers and agents of the Issuer are hereby authorized and directed to do all the acts and things required of them by the Bonds and this Master Indenture, for the full, punctual and complete performance of all of the terms, covenants, provisions and agreements contained in the Bonds and this Master Indenture.

This Master Indenture and any Supplemental Indenture may be executed in duplicate counterparts each of which shall constitute one and the same agreement.

Section 1307. Headings Not Part of Indenture. Any headings preceding the texts of the several Articles and Sections hereof and any table of contents, marginal notes or footnotes appended to copies hereof shall be solely for convenience of reference, and shall not constitute a part of this Master Indenture, nor shall they affect its meaning, construction or effect.

Section 1308. Effect of Partial Invalidity. In case any one or more of the provisions of this Master Indenture or of any Bonds shall for any reason be held to be illegal or invalid, such illegality or invalidity shall not affect any other provision of this Master Indenture or of the Bonds, but this Master Indenture and the Bonds shall be construed and enforced as if such illegal or invalid provision had not been contained therein. The Bonds are issued and this Master Indenture is adopted with the intent that applicable Laws shall govern their construction.

Section 1309. Effective Date. This Master Indenture shall be effective as of the date first above-written.

(SEAL)   **GLOBAL INFRASTRUCTURE FINANCE &**
                                                DEVELOPMENT AUTHORITY, INC..

ATTEST:

                                                By:_____
_____   Print Name:_____
Secretary   Title: _____

58

Section 1309. Effective Date. This Master Indenture shall be effective as of the date first above-written.

(SEAL) ATTEST:

_____
Secretary

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC..

By:_____
Print

Name:_____
Title: _____

(SEAL) ATTEST:

_____
Authorized Trust Officer

(SEAL) ATTEST:

**GLOBAL INFRASTRUCTURE FINANCE
& DEVELOPMENT AUTHORITY, INC.**

_____
Secretary

By:_____
Print

Name:_____

(SEAL) ATTEST:_____

Authorized Trust Officer **TRUSTEE**

By:_____
Print Name:_____
Title:_____

EXHIBIT A

FORM OF REQUISITION

The undersigned, an Authorized Officer of Global Infrastructure Finance & Development Authority, Inc.. (the "Direct Issuer"), hereby submits the following requisition for disbursement under and pursuant to the terms of the Master Trust Indenture from the Issuer to _____, as trustee (the "Trustee"), dated as of _____, 20_____ (the "Master Indenture"), as amended and supplemented by the First Supplemental Trust Indenture from the Issuer to the Trustee, dated as of _____, 20_____ (the Master Indenture as amended and supplemented is hereinafter referred to as the "Indenture") (all capitalized terms used herein shall have the meaning ascribed to such term in the Indenture):

(A)   Requisition Number:

(B)   Name of Payee:

(C)   Amount Payable:

(D)   Purpose for which paid or incurred (refer also to specific contract if amount is due and payable pursuant to a contract involving progress payments, or, state Costs of Issuance, if applicable):

(E)   Fund or Account and subaccount, if any, from which disbursement to be made:

The undersigned hereby certifies that [obligations in the stated amount set forth above have been incurred by the Issuer, that each disbursement set forth above is a proper charge against the Series Acquisition and Construction Account and the subaccount, if any, referenced above, that each disbursement set forth above was incurred in connection with the acquisition and construction of the Project and each represents a Cost of the Project, and has not previously been paid] OR [this requisition is for Costs of Issuance payable from the Series Costs of Issuance Account that has not previously been paid].

The undersigned hereby further certifies that there has not been filed with or served upon the Issuer notice of any lien, right to lien, or attachment upon, or claim affecting the right to receive payment of, any of the moneys payable to the Payee set forth above, which has not been released or will not be released simultaneously with the payment hereof.

The undersigned hereby further certifies that such requisition contains no item representing payment on account of any retained percentage which the Issuer is at the date of such certificate entitled to retain.

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC..

A-1

By:_____
Authorized Officer

CONSULTING ENGINEER'S APPROVAL FOR NON-COST
OF ISSUANCE REQUESTS ONLY

If this requisition is for a disbursement from other than Costs of Issuance, the undersigned Consulting Engineer hereby certifies that this disbursement is for a Cost of the Project and is consistent with: (i) the applicable acquisition or construction contract; (ii) the plans and specifications for the portion of the Project with respect to which such disbursement is being made; and, (ii) the report of the Consulting Engineer attached as an Exhibit to the First Supplemental Trust Indenture, as such report shall have been amended or modified on the date hereof.

_____
Consulting Engineer

By: _____
Its: _____

Letter of Intent between Ameri Metro, Inc. and Jewell Real Estate 1086 Master LLLP

NEXT PAGES ARE (LOI) LETTER OF INTENT

DATED JANUARY 2013

AS ON FILE WITH SEC

EX-10.10 3 v347621_ex10-10.htm EXHIBIT 10.10

Letter Of Intent

This 9th day of January 2013 buyer present this letter of intent to seller having the expiration Date of 7th day of February at 6:00 pm.

This letter of intent is by and between Buyer Ameri Metro, Inc (AM) or its successor or Assigns and Seller. Jewel s Real Estate 1086 Master LLLP. (Jewel) Or its successor or assign's And Seller .Buyer AM having the Mailing address of 3030 East Market street 2nd floor York Pa. 17402 And final buyer Hi Speed rail facilities provider, Inc. having the Mailing address of P.O. Box 124 Red Lion pa 17356

Seller. Jewel. Having the Mailing address of P.O. Box 163 Red Lion pa 17356.

BACK GROUND:Jewel's Real Estate 1086 Master LLLP. Is comprised of Shah Mathias (CEO of the Ameri Metro.), his daughter Sarah Ann Mathias and his son Jewel Mathias .Partnership was established in 1998 and has been an active partnership. Ameri Metro was founded by Shah Mathias in April 2010 and in June 2012 merged with Yellowwood acquisition. Inc. a public company in the June 2012 merger name Ameri Metro survived the merger. Hi Speed Rail Facilities Provider. Inc. A nonprofit entity was funded by Shah Mathias (CEO of the Ameri Metro.)

1. Agreement LOI: This agreement LOI is the direct outcome of the Ameri Metro agreement with Hi Speed Rail Facilities Provider. Inc. dating back to 2010.

2 Project Description: The project will initially consist of transportation complex. industrial use. roadway system concrete tilt-up. distribution facility, with expansion capability.

3. Property: An approximately I 81 corridor AKA Port Trajan Terminals Pa. Terminals

Phase#1   232acres W/Rail Intermortal facilities permitted building foot print of 5.500.000 square feet and113 acres permitted

Phase#2   173 Docks 900.000 sqf. Built

Phase#3   88 acres under permitting

Phase#4   146 acres w/ Rail under permitting

Phase#5   220 acres W/Rail under permitting

The "Property" shall consist of: a) a 100% fee simple interest in and to the real property (the "Land"); (b) any improvements on the Land: (c) all

appurtenances, streets, alleys, easements, rights-of-way in or to all streets or other interests in, across, abutting or adjoining the Land, (d) all rights in contracts, agreements, warranties, guarantees, deposits and bonds respecting the Land; (e) all plans, specifications and surveys of the Land, and (f) all of the rights, titles, interests, privileges and appurtenances which are in any way related to or used in connection with the Land.

3. B. purchase price: Buyer 'AM' is willing to pay the following purchase price for phase one (1). 'AM' offers, $350,000 per acres for phase #1 this will include all on site horizontal Improvements. In addition 'AM' will contribute prorated portion towards the off-site Improvement in the amount of Twenty Million dollars ($20,000,000.00). As to any subsequent price Per Phase will have the baseline at $350,000 per acre including, on site horizontal improvements and contribute prorated portion towards the off-site improvements plus 2 percent over the cost of inflation. Vertical construction cost will be determined at later date.

3. C. Additional services: Additional services to be provide by entities listed in attached Exhibit "A" SETUP OF OPERATION PORT OF TRAJAN (PA LOCATION)

4. Infrastructure: It is Buyer's 'AM' intention that upon the Closing, Seller will deliver the Property in a "pad ready", clear of any physical impediments, and in a fully improved condition with all streets, curbs and gutters and storm water systems fully completed, and all utilities (including but not limited to sewer, water, electric, gas, etc.) delivered up to the Property line.

Buyer 'AM' would like the following:

Please provide a description of the condition that the Property will be delivered to Seller, and a detailed line item summary of Seller's projected schedule for completion of the Property infrastructure and offsite improvements. Describe the method in which these improvements will be funded and any approvals along with associated time frames for same, and which parties (i.e., Seller or municipal county state federal agencies, etc.) will have the lead responsibility for completion of these improvements.

Please confirm whether or not any threatened or endangered species exist on the site, and any associated development restrictions, requirements to seek alternative habitat, etc. could affect the development of the Property. Please also provide information about any FAR or other restrictive issues limiting the buildable area on each site.

5. Incentives: Incentives and other financial benefits are a prime factor in the Buyer's interest in the Property. The proposal should include an itemized list of

incentives that are available to the Buyer in conjunction with the purchase and development of, and subsequent business operations at the Property.

6. Utilities: Buyer "AM" would like to be provided with a list of all utility detail and providers for the property.

7. Purchase Price: Buyer "AM" would like to be provided a Purchase Price based upon a net buildable land area basis. The Purchase Price shall be paid on an all cash basis upon the close of escrow.

8. Earnest Money: Buyer shall deposit the aggregate sum of two Hundred Thousand Dollars ($200,000) with the Title Company (as defined below) as an earnest money deposit ("Earnest Money Deposit"), as follows:

$100,000 within five (5) business day following the mutual execution of the Purchase Agreement.

$100,000 within five (5) business day following expiration of the ("Entitlement Period") (as defined below).

The Earnest Money Deposit shall be deposited into a federally insured, interest-bearing account, with interest on the account accruing to the benefit of Buyer, and shall be fully refundable during the Due Diligence Period and Entitlement Period (as defined below) and through any extensions thereof by mutual agreement.

9. Due Diligence: Buyer shall have a period of one hundred twenty (120) days to perform its due diligence review and investigation of the Property as to all matters related to: (a) the physical condition of the Land and the geologic and soil conditions of the Land, (b) the environmental condition of the Land; (c) the planning, zoning and land use status of the Land; (d) title to the Land; and (e) the suitability and economic viability of the Land for Buyer's intended purposes.

The Due Diligence Period shall commence upon the later of: (a) the mutual execution of the letter of intent (LOI) by Seller and Buyer; or (b) the delivery by Seller to Buyer of all of the documents in Seller's actual possession as detailed below.

During the Due Diligence Period, Buyer shall review all of the documents provided to Buyer and perform any other inspections, tests and investigations of the Property deemed necessary by Buyer under Paragraph 9. In the event that Buyer does not approve its investigations regarding the Property, Buyer shall have the right to terminate the intent (LOI), in its sole and absolute discretion, prior to conclusion of the Due Diligence Period.

Delivery and Review of Documents. Following the execution of the Purchase Agreement, Seller shall deliver to Buyer the following documents and information:

A current preliminary title report ("Title Report") issued by ("Title Company") or another nationally recognized title company covering the Land, together with copies of all documents referenced or described therein.

Complete copies of any of the documents listed on Attachment "A" that are in Seller's actual possession or control

10. Buyer's Inspections: During the Due Diligence Period, Buyer and Buyer's representatives, shall have the right at reasonable times and upon prior notice to Seller to enter the Property, at Buyer's sole cost, as provided in Section 9 above. During the Due Diligence Period, Buyer shall be entitled to communicate directly with governmental authorities and any other parties having jurisdiction over the Property in connection with Buyer's proposed purchase, operation and potential future development of the Property.

11. Entitlements: Buyer shall have an additional period beginning upon the conclusion of the Due Diligence Period ("Entitlement Period") in which to obtain necessary entitlements from the governmental authorities and any other parties having jurisdiction over the Property for the development of transportation complex, industrial, roadway system on the Property ("Project") under conditions acceptable to Buyer (collectively, the "Entitlements"). In the event that Buyer determines that it cannot obtain the Entitlements on conditions acceptable to Buyer, in its sole discretion, Buyer shall have the right to terminate the Purchase Agreement prior to the conclusion of the Entitlement Period. The Entitlement Period shall conclude upon the earliest of: (a) final approval by the City of the Entitlements; (b) written election by Buyer to terminate the Purchase Agreement; or (c) sixty (60) days following the commencement of the Entitlement Period. Buyer shall file all applications for the Entitlements ("Applications") with the City during ("Entitlement Period") and shall diligently pursue the processing and approval of the Applications by the City. Seller authorizes the filing of the Applications by Buyer with the City and shall execute any consent that is required by the City from the owner of the Property as a condition to such filing.

12. Termination: In the event that the Purchase Agreement is terminated prior to expiration of the ("Entitlement Period"), the Earnest Money Deposit, together with all accrued interest, shall be returned to Buyer. Upon expiration of the ("Entitlement Period"), the Earnest Money Deposit shall become non-

refundable to Buyer (unless Seller fails to satisfy its closing conditions), but shall be fully applicable to the Purchase Price.

13. Zoning: Please provide current zoning for the site to Buyer. Buyer intends to operate the building 24 hours per day, 7 days per week. Seller will represent that the current zoning permits the intended hours of operation and use as light industrial and warehousing distribution operation.

14. Purchase
    Agreement: Following delivery of an accepted offer to Buyer. Buyer shall prepare a Purchase and Sale Agreement ("Purchase Agreement") for execution by Seller and Buyer. This Purchase Agreement will incorporate the terms of this letter and further details with respect to the transaction contemplated hereby, including normal and customary representations and warranties typical for a similar commercial land purchase transaction. Neither Seller nor Buyer shall be under any legal obligation to each other or any third party with respect to the purchase and sale transaction contemplated in this letter unless and until the Purchase Agreement has been executed by Seller and Buyer.

15. Closing: On or before the Closing Date. Buyer shall deposit with the Title Company cash or immediately available funds ("Closing Payment"), in an amount equal to the Purchase Price less the amount of the Earnest Money Deposit and all interest accrued thereon. The Closing Payment shall be subject to adjustment for Buyer's share of prorations and costs pursuant to the provisions of Paragraph 19 below.

This transaction shall close within forty five (45) business days after the expiration of the Entitlement Period ("Closing Date").

16. Title: On the Closing Date. Seller shall deliver to Buyer an ALTA Extended Policy of Title Insurance (with such endorsements as Buyer shall reasonably require) issued by the Title Company ("Title Policy"). The Title Policy shall insure Buyer in the amount of the Purchase Price that fee title to the Property is vested in the Buyer, subject to only those exceptions which Buyer approves during the Due Diligence Period.

17. Prorations: Seller's Costs. Seller shall pay: (a) the portion of the premium for the Title Policy that would be attributable to a CLTA Standard Policy of Title Insurance; (b) one-half (1/2) of the recording fees and document preparation fees; (c) one-half (1/2) of any escrow fees charged by the Title Company; (d) any assessments on the Property as of the Closing Date; (e) Seller's share of prorations; and (f) all county and city sales taxes and transfer taxes.

Buyer's Costs.   Buyer shall pay: (a) the incremental balance of the premium of the Title Policy for which Seller is not responsible; (b) one-half (1/2) of the recording fees and document preparation fees; (c) one-half (1/2) of any escrow fees charged by the Title Company; and (d) Buyer's share of prorations.   Prorations (including, without limitations, rent and taxes) will be prorated as of 11:59 p.m. on the day preceding the Closing Date.

18. Title: Seller shall, by grant deed, convey good, marketable and insurable fee free and clear of liens and encumbrances (except such liens and encumbrances approved by Buyer during Due Diligence Period) and shall deliver possession of the Property on the Closing. Seller shall terminate at its sole cost and expense all leases, rental agreements, service contracts or other agreements affecting the Property prior to the Closing.

19. Brokerage: (NONE) represents Buyer and in this transaction. Seller shall be responsible for paying (Broker Name NONE) % fee on the total Purchase Price, per separate agreement.

20. Confidentiality: The terms of this transaction shall be kept strictly confidential by Seller and Buyer, unless (i) either party consents in writing to the release of any such information by the other party or (ii) the disclosure or release of any such information is required under any applicable law; provided, however, it may be released to the advisors, consultants, lenders and other professionals representing or engaged with the parties.

Buyer and Seller acknowledge that this proposal is not a contract, and is intended only for the presentation of a Purchase Agreement to Landlord. The terms and conditions set forth above shall not be binding upon Buyer or Seller, until such time as the Purchase Agreement and related documents have been approved and fully executed by both Buyer and Seller.

SIGNATURE PAGE TO FOLLOW

SIGNATURE PAGE FOR :

This 9th day of January 2013 buyer present this letter of intent to seller having the expiration Date of 7ᵗʰ day of February at 6:00 pm.

This letter of intent is by and between Buyer Ameri Metro. Inc. (AM) or its successor or Assigns and Seller Jewel's Real Estate 1086 Master LLLP. (Jewel) Or its successor or assign's And Seller Buyer AM having the Mailing address of 3030 East Market street 2ⁿᵈ floor York Pa. 17402 And final buyer Hi Speed rail facilities provider. Inc. having the Mailing address of P.O. Box 124 Red Lion pa 17356"

Accepted by all undersigned parties

As to Buyer:

Buyer Ameri Metro. Inc.

BY: _____ DATE _____

As

Seller:

Seller:Jewel's Real Estate 1086 Master LLLP.

BY: _____ DATE _____

AS to end user:

Hi Speed rail facilities provider. Inc.

BY: _____ DATE _____

Amendment to Letter of Intent

Amendment to letter of Intent

This Amendment is made to letter of intent date 9th day of January 2013,
by and between Buyer Ameri Metro, Inc. (AM) or its successor or Assigns and
Seller, Jewel Real Estate 1086 Master L.L.P. (Jewel) Or its successor or assign's
And Seller. And final buyer Hi Speed rail facilities provider, Inc.

Letter Of Intent

States,
This 9th day of January 2013 buyer present this letter of intent to seller having the expiration
Date of 7th day of February at 6:00 pm.

Amendment

This letter of intent is by and between Buyer Ameri Metro, Inc. (AM) or its successor or
Assigns and Seller, Jewel Real Estate 1086 Master L.L.P. (Jewel) Or its successor or assign's
And Seller Buyer And final buyer Hi Speed rail facilities provider, Inc. expiration date was
intended to say if not accepted by 7th day of February 2013 at 6:00 pm it will expire.

Amendment

Due Diligence: Buyer shall have additional a period of one hundred twenty (180) days to perform its due diligence
review and investigation of the Property as to all matters related to: (a) the physical condition of the Land and the
geologic and soil conditions of the Land; (b) the environmental condition of the Land; (c) the planning, zoning and
land use status of the Land; (d) title to the

This amendment is accepted by all undersigned parties

As to Buyer:

Buyer Ameri Metro, Inc

BY _Nane C Smith_____ DATE 7-10-13

As

Seller:

Seller: Jewel Real Estate 1086 Master L.L.P.

BY _Jurah A. Mathias_____ DATE 07/10/13

AS to end user:

Hi Speed rail facilities provider, Inc.

BY _____ / CHIEF DEVELOPMENT OFFICER_ DATE 07/10/13

Letter Of Intent

This 9th day of January 2013 buyer present this letter of intent to seller having the expiration Date of 7th day of February at 6:00 pm.

This letter of intent is by and between Buyer Ameri Metro, Inc. (AM) or its successor or Assigns and Seller, Jewel's Real Estate 1086 Master LLLP. (Jewel) Or its successor or assign's And Seller .Buyer AM having the Mailing address of 3030 East Market street 2nd floor York Pa, 17402 And final buyer Hi Speed rail facilities provider, Inc. having the Mailing address of P.O. Box 124 Red Lion pa 17356

Seller, Jewel. Having the Mailing address of P.O. Box 163 Red Lion pa 17356.

BACK GROUND:Jewel's Real Estate 1086 Master LLLP. Is comprised of Shah Mathias (CEO of the Ameri Metro.), his daughter Sarah Ann Mathias and his son Jewel Mathias .Partnership was established in 1998 and has been an active partnership. Ameri Metro was founded by Shah Mathias in April 2010 and in June 2012 merged with Yellowwood acquisition, Inc. a public company in the June 2012 merger name Ameri Metro survived the merger. Hi Speed Rail Facilities Provider, Inc. A nonprofit entity was funded by Shah Mathias (CEO of the Ameri Metro.)

1. Agreement/LOI: This agreement / LOI is the direct outcome of the Ameri Metro agreement with Hi Speed Rail Facilities Provider, Inc. dating back to 2010.

2 Project Description: The project will initially consist of transportation complex, industrial use, roadway system concrete tilt-up, distribution facility, with expansion capability.

3. Property: An approximately I 81 corridor AKA /Port Trajan Terminals Pa. Terminals

Phase#1 232acres W/Rail Intermortal facilities permitted building foot print of 5,500,000 square feet and113 acres permitted

Phase#2 173 Docks 900,000 sqf. Built

Phase#3 88 acres under permitting

Phase#4 146 acres w/ Rail under permitting

Phase#5 220 acres W/Rail under permitting

The "Property" shall consist of: a) a 100% fee simple interest in and to the real property (the "Land"); (b) any improvements on the Land; (c) all

appurtenances, streets, alleys, easements, rights-of-way in or to all streets or other interests in, across, abutting or adjoining the Land; (d) all rights in contracts, agreements, warranties, guarantees, deposits and bonds respecting the Land; (e) all plans, specifications and surveys of the Land; and (f) all of the rights, titles, interests, privileges and appurtenances which are in any way related to or used in connection with the Land.

3. B. purchase price: Buyer 'AM' is willing to pay the following purchase price for phase one (1). 'AM' offers, $350,000 per acres for phase #1 this will include all on site horizontal Improvements. In addition 'AM' will contribute prorated portion towards the off-site Improvement in the amount of Twenty Million dollars ($20,000,000.00). As to any subsequent price Per Phase will have the baseline at $350,000 per acre including, on site horizontal improvements and contribute prorated portion towards the off-site improvements plus 2 percent over the cost of inflation. Vertical construction cost will be determined at later date.

3. C. Additional services: Additional services to be provide by entities listed in attached Exhibit
    "A" SETUP OF OPERATION PORT OF TRAJAN (PA LOCATION)

4. Infrastructure: It is Buyer's 'AM' intention that upon the Closing, Seller will deliver the Property in a "pad ready", clear of any physical impediments, and in a fully improved condition with all streets, curbs and gutters and storm water systems fully completed, and all utilities (including but not limited to sewer, water, electric, gas, etc.) delivered up to the Property line.

Buyer 'AM' would like the following:

Please provide a description of the condition that the Property will be delivered to Seller, and a detailed line item summary of Seller's projected schedule for completion of the Property infrastructure and offsite improvements. Describe the method in which these improvements will be funded and any approvals along with associated time frames for same, and which parties (i.e., Seller or municipal/county/state/federal agencies, etc.) will have the lead responsibility for completion of these improvements.

Please confirm whether or not any threatened or endangered species exist on the site, and any associated development restrictions, requirements to seek alternative habitat, etc. could affect the development of the Property. Please also provide information about any FAR or other restrictive issues limiting the buildable area on each site.

5. Incentives: Incentives and other financial benefits are a prime factor in the Buyer's interest in the Property. The proposal should include an itemized list of

incentives that are available to the Buyer in conjunction with the purchase and development of, and subsequent business operations at the Property.

6. Utilities: Buyer 'AM' would like to be provided with a list of all utility detail and providers for the property.

7. Purchase Price: Buyer 'AM' would like to be provided a Purchase Price based upon a net buildable land area basis. The Purchase Price shall be paid on an all cash basis upon the close of escrow.

8. Earnest Money: Buyer shall deposit the aggregate sum of two Hundred Thousand Dollars ($200,000) with the Title Company (as defined below) as an earnest money deposit ("Earnest Money Deposit"), as follows:

$100,000 within five (5) business day following the mutual execution of the Purchase Agreement.

$100,000 within five (5) business day following expiration of the ("Entitlement Period") (as defined below).

The Earnest Money Deposit shall be deposited into a federally insured, interest-bearing account, with interest on the account accruing to the benefit of Buyer, and shall be fully refundable during the Due Diligence Period and Entitlement Period (as defined below) and through any extensions thereof by mutual agreement.

9. Due Diligence: Buyer shall have a period of one hundred twenty (120) days to perform its due diligence review and investigation of the Property as to all matters related to: (a) the physical condition of the Land and the geologic and soil conditions of the Land; (b) the environmental condition of the Land; (c) the planning, zoning and land use status of the Land; (d) title to the Land; and (e) the suitability and economic viability of the Land for Buyer's intended purposes.

The Due Diligence Period shall commence upon the later of: (a) the mutual execution of the letter of intent (LOI) by Seller and Buyer; or (b) the delivery by Seller to Buyer of all of the documents in Seller's actual possession as detailed below.

During the Due Diligence Period, Buyer shall review all of the documents provided to Buyer and perform any other inspections, tests and investigations of the Property deemed necessary by Buyer under Paragraph 9. In the event that Buyer does not approve its investigations regarding the Property, Buyer shall have the right to terminate the intent (LOI), in its sole and absolute discretion, prior to conclusion of the Due Diligence Period.

Delivery and Review of Documents.   Following the execution of the Purchase Agreement, Seller shall deliver to Buyer the following documents and information:

A current preliminary title report ("Title Report") issued by ("Title Company") or another nationally recognized title company covering the Land, together with copies of all documents referenced or described therein.

Complete copies of any of the documents listed on Attachment "A" that are in Seller's actual possession or control.

10. Buyer's Inspections: During the Due Diligence Period, Buyer and Buyer's representatives, shall have the right at reasonable times and upon prior notice to Seller to enter the Property, at Buyer's sole cost, as provided in Section 9 above. During the Due Diligence Period, Buyer shall be entitled to communicate directly with governmental authorities and any other parties having jurisdiction over the Property in connection with Buyer's proposed purchase, operation and potential future development of the Property.

11. Entitlements: Buyer shall have an additional period beginning upon the conclusion of the Due Diligence Period ("Entitlement Period") in which to obtain necessary entitlements from the governmental authorities and any other parties having jurisdiction over the Property for the development of transportation complex, industrial, roadway system on the Property ("Project") under conditions acceptable to Buyer (collectively, the "Entitlements"). In the event that Buyer determines that it cannot obtain the Entitlements on conditions acceptable to Buyer, in its sole discretion, Buyer shall have the right to terminate the Purchase Agreement prior to the conclusion of the Entitlement Period. The Entitlement Period shall conclude upon the earliest of: (a) final approval by the City of the Entitlements; (b) written election by Buyer to terminate the Purchase Agreement; or (c) sixty (60) days following the commencement of the Entitlement Period. Buyer shall file all applications for the Entitlements ("Applications") with the City during ("Entitlement Period") and shall diligently pursue the processing and approval of the Applications by the City. Seller authorizes the filing of the Applications by Buyer with the City and shall execute any consent that is required by the City from the owner of the Property as a condition to such filing.

12. Termination: In the event that the Purchase Agreement is terminated prior to expiration of the ("Entitlement Period"), the Earnest Money Deposit, together with all accrued interest, shall be returned to Buyer. Upon expiration of the ("Entitlement Period"), the Earnest Money Deposit shall become non-

refundable to Buyer (unless Seller fails to satisfy its closing conditions), but shall be fully applicable to the Purchase Price.

13. Zoning: Please provide current zoning for the site to Buyer. Buyer intends to operate the building 24 hours per day, 7 days per week. Seller will represent that the current zoning permits the intended hours of operation and use as light industrial and warehousing/distribution operation.

14. Purchase Agreement: Following delivery of an accepted offer to Buyer, Buyer shall prepare a Purchase and Sale Agreement ("Purchase Agreement") for execution by Seller and Buyer. This Purchase Agreement will incorporate the terms of this letter and further details with respect to the transaction contemplated hereby, including normal and customary representations and warranties typical for a similar commercial land purchase transaction. Neither Seller nor Buyer shall be under any legal obligation to each other or any third party with respect to the purchase and sale transaction contemplated in this letter unless and until the Purchase Agreement has been executed by Seller and Buyer.

15. Closing: On or before the Closing Date, Buyer shall deposit with the Title Company cash or immediately available funds ("Closing Payment"), in an amount equal to the Purchase Price less the amount of the Earnest Money Deposit and all interest accrued thereon. The Closing Payment shall be subject to adjustment for Buyer's share of prorations and costs pursuant to the provisions of Paragraph 19 below.

This transaction shall close within forty five (45) business days after the expiration of the Entitlement Period ("Closing Date").

16. Title: On the Closing Date, Seller shall deliver to Buyer an ALTA Extended Policy of Title Insurance (with such endorsements as Buyer shall reasonably require) issued by the Title Company ("Title Policy"). The Title Policy shall insure Buyer in the amount of the Purchase Price that fee title to the Property is vested in the Buyer, subject to only those exceptions which Buyer approves during the Due Diligence Period.

17. Prorations: <u>Seller's Costs.</u> Seller shall pay: (a) the portion of the premium for the Title Policy that would be attributable to a CLTA Standard Policy of Title Insurance; (b) one-half (1/2) of the recording fees and document preparation fees; (c) one-half (1/2) of any escrow fees charged by the Title Company; (d) any assessments on the Property as of the Closing Date; (e) Seller's share of prorations; and (f) all county and city sales taxes and transfer taxes.

Buyer's Costs. Buyer shall pay: (a) the incremental balance of the premium of the Title Policy for which Seller is not responsible; (b) one-half (1/2) of the recording fees and document preparation fees; (c) one-half (1/2) of any escrow fees charged by the Title Company; and (d) Buyer's share of prorations. Prorations (including, without limitations, rent and taxes) will be prorated as of 11:59 p.m. on the day preceding the Closing Date.

18. Title: Seller shall, by grant deed, convey good, marketable and insurable fee free and clear of liens and encumbrances (except such liens and encumbrances approved by Buyer during Due Diligence Period) and shall deliver possession of the Property on the Closing. Seller shall terminate at its sole cost and expense all leases, rental agreements, service contracts or other agreements affecting the Property prior to the Closing.

19. Brokerage: (NONE) represents Buyer and in this transaction. Seller shall be responsible for paying (Broker Name NONE)   % fee on the total Purchase Price, per separate agreement.

20. Confidentiality: The terms of this transaction shall be kept strictly confidential by Seller and Buyer, unless (i) either party consents in writing to the release of any such information by the other party or (ii) the disclosure or release of any such information is required under any applicable law; provided, however, it may be released to the advisors, consultants, lenders and other professionals representing or engaged with the parties.

Buyer and Seller acknowledge that this proposal is not a contract, and is intended only for the presentation of a Purchase Agreement to Landlord. The terms and conditions set forth above shall not be binding upon Buyer or Seller, until such time as the Purchase Agreement and related documents have been approved and fully executed by both Buyer and Seller.

SIGNATURE PAGE TO FOLLOW

SIGNATURE PAGE FOR :

"This 9th day of January 2013 buyer present this letter of intent to seller having the expiration Date of 7th day of February at 6:00 pm.

This letter of intent is by and between Buyer Ameri Metro, Inc. (AM) or its successor or Assigns and Seller,Jewel's Real Estate 1086 Master LLLP. (Jewel) Or its successor or assign's And Seller .Buyer AM having the Mailing address of 3030 East Market street 2nd floor York Pa, 17402 And final buyer Hi Speed rail facilities provider, Inc. having the Mailing address of P.O. Box 124 Red Lion pa 17356"

Accepted by all undersigned parties

As to Buyer:

Buyer Ameri Metro, Inc.

BY: _____ DATE _____

As

Seller:

Seller:**Jewel's Real Estate 1086 Master LLLP.**

BY: _____ **DATE** _____

AS to end user:

Hi Speed rail facilities provider, Inc.

BY: _____ DATE_____

Land Purchase Agreement between Ameri Metro, Inc. and Jewell Real Estate 1086 Master LLLP

.

LANDPURCHASE AGREEMENT

This land purchase agreement (the "Agreement") is made and entered into as of this 26 day of November 2013, by and between. Buyer Ameri Metro, Inc. (AM) or its successor or assign's

And Seller, Jewel's Real Estate 1086 Master LLLP. (Jewel) (EQUITABLE owner)

or its successor or assign's

And final buyer/End-user :

Hi Speed rail facilities provider, Inc.

Address:

Buyer ,AM:
Having the Mailing address of
3030 East Market street 2nd floor York Pa,
17402

And final buyer:

Hi Speed rail facilities provider, Inc.
Having the Mailing address of
P.O. Box 124 Red Lion pa 17356

Seller, Jewel:
Having the Mailing address of

P.O. Box 163 Red Lion pa 17356.

W I T N E S S E T H:

WHEREAS, the Seller is the fee simple EQUITABLE owner of that certain parcel located franklin , Cumberland and York Counties, of Pennsylvania, all as more particularly described in by each county referred to herein is marked Exhibit "A" attached hereto and made a part hereof (the "Real Property"); and

WHEREAS, the Real Property located at Cumberland county Pennsylvania, franklin county, Pennsylvania, York county, Pennsylvania, identified by See attached exhibit "A"

WHEREAS, the Seller is desirous of selling, transferring and conveying the Real Property the (the Real Property, hereinafter collectively referred to as the "Property") to the Purchaser and the Purchaser is desirous of purchasing and acquiring the Property from the Seller, all upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of Ten Dollars ($10.00), cash in hand paid, and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the Seller and the Purchaser, intending to be legally bound hereby, do hereby agree as follows:

The Purchase Price. The purchase price for the Property shall be(1). 'AM' offers, $350,000 per acres for phase #1 this will include all on site horizontal Improvements. In addition 'AM' will contribute prorated portion towards the off-site Improvement in the amount of Twenty Million dollars ($20,000,000.00). As to any subsequent price Per Phase will have the baseline at $350,000 per acre including, on site horizontal improvements and contribute prorated portion towards the off-site improvements plus 2 percent over the cost of inflation.), as adjusted in accordance with the provisions of Paragraph 8 hereof (the "Purchase Price"). The Purchase Price shall be paid in the form of cash or other immediately available funds paid on the Settlement Date. This contract is contingent upon the Purchaser receiving financing from their lender.

2.Deposit:

Per the letter of intent dates9th day of January 2013 paragraph 8 company is unable to meet the deposit requirements. Company was to deposit
"8. Earnest Money: Buyer shall deposit the aggregate sum of two Hundred Thousand Dollars ($200,000) with the Title Company (as defined below) as an earnest money deposit ("Earnest Money Deposit"), as follows:
$100,000 within five (5) business day following the mutual execution of the Purchase Agreement.
$100,000 within five (5) business day following expiration of the ("Entitlement Period")"

2.1   DepositModification: COMPANY IS UNABLE TO MEET THE DEPOSIT REQUIREMENTS THEREFORE NEW DEPOSIT IS Upon the execution of this Agreement by the Seller and the Purchaser, the Purchaser shall deliver to seller on November 26 2013(Jewel), 333,333 C Shares of Ameri Metro, Inc in the amount of And 10,000,000 shares on march 30th 2014 (the "Deposit").

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3.   Settlement.

(A)   The settlement of the transaction contemplated by this Agreement (the "Settlement") shall occur (the "Settlement Date") no later than 270 days, from the date of this agreement. If, however, Purchaser shall not have closed by the Settlement Date, then the Seller it option agree to extend the Settlement for fee equal to the amount of deposit per the section 2.1 of this agreement Date for a period of no more than 120 days (the "Extended Settlement Date") from the expiration of the Settlement Date in order for the Purchaser to close.

(B) Settlement shall take place at the offices of the Settlement Agent (hereinafter defined) or at such other mutually convenient place as agreed to between the Seller and the Purchaser. The date for the Settlement is of the essence with respect to this Agreement.

4.   Title to the Property. On the Settlement Date, the Seller shall convey fee simple title to the Property to the Purchaser free and clear of all liens, claims and encumbrances, other than those easements, restrictions and rights-of-way which are of record as of the date of this Agreement and acceptable to Purchaser. The Purchaser shall order and receive its title report within thirty (30) days after the date of this Agreement and, upon the Purchaser's receipt thereof, the Purchaser shall provide the Seller with a copy thereof showing all easements and restrictions of record. Title to the Property shall be good and marketable and such as will be insured at regular rates, without exception other than those Leases, easements, restrictions and exceptions to title which exist as of the date of this Agreement and reasonably acceptable to Purchaser (collectively, the "Permitted Exceptions") and title shall be insurable by a reputable title insurance company of the Purchaser's choice which is licensed to do business in the Commonwealth of Pennsylvania. In the event that the Seller is unable to convey and transfer good and marketable title to the Property subject only to the Permitted Exceptions, the Purchaser shall have the option of (A) taking such title as the Seller can convey without an abatement of the Purchase Price, or (B) declaring this Agreement null and void, whereupon the Escrow Agent shall return the Deposit to the Purchaser and, thereafter, both parties shall be relieved of all further liability under this Agreement. Each of the Seller and the Purchaser agree to execute and deliver to the title company conducting the Settlement (the "Settlement Agent") at Settlement such documentation, if any, as the Settlement Agent shall reasonably require to evidence that the execution of the transactions contemplated hereby have been duly authorized including, without limitation, the Purchaser or Partners, as the case may be, and the Owner's and Purchaser's Affidavits required by the Settlement Agent, if any. The Parties hereto agree that Settlement shall occur in Adams County, Pennsylvania.

5.   Actions to be Taken at Settlement.

(B)   On the Settlement Date, the Seller shall deliver to the Settlement Agent:

(i)   a good and sufficient Special Warranty Deed conveying fee simple title to the Property to the Purchaser as required by this Agreement (the "Deed");

(ii)   an Assignment of the Leases in the form attached hereto and marked Exhibit "C" to the Purchaser (the "Assignment of Leases");

(iii)   a Tenant Estoppel Certificate reasonably acceptable to the Purchaser in the form attached hereto and marked Exhibit "E" to the Purchaser, (the "Tenant Estoppel Certificate);

(iv)   all other items required to be delivered by the Seller under this Agreement.

(b)   On the Settlement Date, the Purchaser shall deliver to the Settlement Agent: the balance of the Purchase Price less the Deposit; the Note and Mortgage and all other items required to be delivered by the Purchaser under this Agreement.

6.   Settlement Costs. Current charges for water, sewer and all other utility services to the Property and all rents under the Leases shall be apportioned pro-rata between the Seller and the Purchaser as of the Settlement Date. The Seller and the Purchaser shall each pay one-half (½) of the realty transfer tax and all other state and local real estate transfer taxes shall be divided equally between the Seller and the Purchaser on the Settlement Date. The Purchaser shall be solely responsible for the costs of obtaining the Title Commitment and the title insurance policy thereunder. The Seller shall be responsible for the costs of preparing the Deed and the Bill of Sale. Each party shall be responsible for its own attorney's fees. All Real Property taxes shall be pro-rated on a fiscal year basis. All utility services shall be transferred from the Seller's to the Purchaser's name as of the Settlement Date or shall remain in the name(s) of any tenant(s) if such tenant(s) are responsible for the payment thereof. The security deposits under the Leases, if any, shall be transferred from the Seller to Purchaser as of the Settlement Date.

7.   Representations, Warranties and Covenants of the Seller. In order to induce the Purchaser to enter into this Agreement and to purchase the Property hereunder, the Seller hereby represents and warrants to, and covenants and agrees with, the Purchaser that, as of the date of this Agreement and as of the Settlement Date:

(A)   To the Best of Seller's Knowledge, the Seller is the fee simple owner of the Property and has good and marketable title to the Property free and clear of all liens, claims and encumbrances, except for the Permitted Exceptions, and such title will be insured by a reputable title insurance company licensed to do business in the Commonwealth of Pennsylvania at regular rates;

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(B)   The Seller has the full right, power and authority, and has taken all requisite action, to enter into this Agreement and to sell, transfer and convey the Property to the Purchaser as provided for under this Agreement and to carry out and fulfill its other obligations hereunder and the Seller has the absolute and sole right to sell the Property to the Purchaser, without the consent or intervention of any court, agency or any other person or entity;

(C)   All taxes or other liabilities of the Seller on or with respect to the Property which constitute or would constitute an encumbrance or lien against the Property upon the transfer of title to the Purchaser, will be paid and removed on the Settlement Date and the Seller hereby irrevocably authorizes the Settlement Agent to withhold such amount from the Purchase Price as may be necessary to so pay and discharge of record any encumbrance or lien as aforesaid;

(D)   To the best of the knowledge of Seller, the Real Property is fully and accurately described on Exhibit "A" attached hereto and made a part hereof;

(E)   The consummation of the transactions contemplated by this Agreement will not violate, or result in a breach of or constitute a default under, any provision of any indenture, mortgage, lease, agreement, contract, decree, instrument, order, judgment, ordinance, regulation or any other restriction of any kind or character to which the Seller or the Property is subject or by which the Seller or the Property is bound;

(F)   There are no outstanding leases, rental agreements or other licenses or use or occupancy agreements, oral or written, affecting the Property other than those Leases as are set forth on Exhibit "B" attached hereto and made a part hereof;

(G)   There are no outstanding service, maintenance or management agreements or other agreements affecting the Property, oral or written, which cannot be assigned or terminated by Purchaser, without cost or charge, upon thirty (30) days' notice;

(H)   As of the Settlement Date, the Seller shall not have collected any prepaid rent except for the month during which the Settlement shall be held, or granted any rental allowances or concessions;

(I)   From and after the date hereof and until the Settlement, the Seller shall not amend or modify in any way the Leases or enter into any new leases affecting the Property without prior written consent from Purchaser;

(J) From and after the date hereof and until the Settlement or earlier termination of this Agreement, the Seller shall keep and maintain the Property in the manner in which it is currently being maintained; and

(K) The Seller shall not remove from the Improvements or the Real Property any article included in the Personal Property.

(L) The Real Property which is currently utilized as an industrial/ manufacturing and office facility, is a permitted use in the zoning district in which the Property is located and the Seller has obtained all necessary operating and occupancy permits to operate the Property as and INLAND PORT AND DISTRIBUTIONS CENTER industrial/manufacturing/office facility. The right to continue to operate as an industrial/manufacturing/office facility shall not expire on the sale of the Property to Purchaser.

(M). Contract is contingent on buyer obtaining financing and a satisfactory appraisal for the purchase of the property. In the event that financing is not secured by the buyer in writing by _August 1st, 2008 the contract will be considered void and the deposit will be refunded to the buyer, unless parties agree in writing to extend the contract. Both parties agree that the parties will renegotiate the purchase price to match the appraisal value, in the event the appraisal value comes in less than the purchase price.

All of the representations and warranties of the Seller set forth in this Agreement are true and accurate as of the date of this Agreement and shall be true and accurate at, and as of, the Settlement Date with the same force and effect as if they had been again made by the Seller to the Purchaser on the Settlement Date and shall survive after the Settlement Date and shall not be merged into the Deed.

8. <u>Representations and Warranties of the Purchaser.</u> The Purchaser hereby represents and warrants to the Seller that, as of the date of this Agreement and as of the Settlement Date:

(A) If the Purchaser is PURCHASER, then the Purchaser has the absolute and sole right, power and authority to enter into this Agreement and to purchase and acquire the Property from the Seller as provided for under this Agreement and to consummate the transaction contemplated hereby and to execute any and all further documents as are necessary to complete the same.

9.	Risk of Loss. The Seller shall be responsible for any loss or casualty on or at the Property until the delivery of the Deed at Settlement.

10.	Damage to or Destruction of the Property. If, prior to the Settlement Date, a significant portion of the Building shall be destroyed or damaged by fire or other casualty, then the Seller may elect either to (i) terminate this Agreement, whereupon the Deposit shall be refunded by the Escrow Agent to the Purchaser and, thereafter, both parties shall be relieved of all further liability under this Agreement, or (ii) repair or reconstruct the Building to the condition which it was in prior to the occurrence of such damage or destruction by fire or other casualty and, in such event, the parties shall be required to proceed with Settlement under this Agreement with no abatement or reduction in the Purchase Price. Anything contained in this Agreement to the contrary notwithstanding, if it is necessary for the Seller to extend the Settlement Date, following any significant damage to, or the destruction of, the Building in order to repair or reconstruct the Building, then the Seller may elect to so extend the Settlement Date for a reasonable period of time by providing notice of such election to the Purchaser in order for the Seller to so repair or reconstruct the Building and, in such event, the Settlement Date shall be automatically so extended but in no event beyond 45 days pass the settlement date.Notwithstanding the foregoing, if Purchaser and Seller agree, the Purchaser may elect to take an abatement of the Purchase Price equal to the cost of repair of the Property or to an assignment from the Seller of any of the Seller's rights to any such insurance proceeds to be received by the Seller with respect to any such damage or destruction of the Building prior to Settlement. In the event Seller shall be unable to reconstruct/repair the Building on or before the Extended Settlement Date, Purchaser shall be entitled to a return of the Deposit and to terminate this Agreement, whereupon this Agreement shall so terminate and, thereafter, neither party shall have any further liability or obligations under this Agreement.

11.	Condemnation of the Property. If, prior to the Settlement Date, any "material portion" of the Property shall be taken by condemnation or other eminent domain proceeding, the Purchaser shall have the option to (i) take title to the Property, as is, on the Settlement Date with an abatement of the Purchase Price equal to the amount of the eminent domain award or proceeds actually received by the Seller, or (ii) take title to the Property, as is, on the Settlement Date without an abatement of the Purchase Price and in this event, the Purchaser shall be entitled to the proceeds of any such condemnation or eminent domain proceeding, or an assignment from the Seller of its rights to such proceeds, as the case may be, in the event that there has been no award or payment made to the Seller as of the Settlement Date, or (iii) terminate this Agreement by providing notice thereof to the Seller whereupon the Escrow Agent shall return the Deposit to the Purchaser and, thereafter, both parties shall be released of all further liability hereunder. For purposes of this Agreement, a "material portion" of the Property, for purposes of any such condemnation or other eminent domain proceeding, shall mean any such taking of (A) any portion of the Building itself which cannot be replaced by the Seller, or (B) the termination of access to the Property which cannot be replaced by the Seller with other reasonable access. A "material portion" of the Property shall not be deemed to have been taken if a portion of the Real Property is taken which does not affect items (A) or (B) above and, in such event, the Purchaser shall not be entitled to terminate this Agreement and the Seller shall be entitled to retain any condemnation proceeds and there shall be no abatement of the Purchase Price with respect thereto.

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12.   Seller's Rights on Default by the Purchaser. In the event that the Seller is ready, willing and able to perform under this Agreement and there is a default or breach by the Purchaser, or if the Purchaser fails or refuses to proceed to the Settlement hereunder, then the Seller shall be entitled to terminate this Agreement and neither Party shall have any further rights, obligations, liabilities or remedies under this Agreement. In the event of a termination by Seller as a result of Purchaser's default, breach, failure or refusal to proceed to Settlement, the Deposit shall be paid to Seller. This shall be the sole and exclusive remedy of Seller.

13.   Purchaser's Rights on Default by the Seller. In the event that the Purchaser is ready, willing and able to perform under this Agreement and there is a default or breach by the Seller, or if the Seller fails or refuses to proceed to the Settlement hereunder, the Purchaser, shall elect to institute an action for Specific Performance against Seller or be entitled to terminate this Agreement. In the event of a termination by Purchaser by reason of Seller's breach, default failure or refusal to proceed to Settlement, the Deposit shall be returned to Purchaser.

14.   Assignment. The Purchaser shall have right to assign this Agreement or its rights hereunder to any other entity controlled by Purchaser, without the prior written consent of the Seller.

15.   Broker. The Seller and the Purchaser represent and warrant to one another that neither has dealt with any other broker, agent or finder in connection with the Property or the transaction contemplated by this Agreement.

16.   Notices. All notices sent or required by this Agreement shall be in writing and shall be sent by registered or certified United States mail, postage prepaid, return receipt requested, or via overnight courier, prepaid with written proof of delivery thereof, to the addresses of the parties as follows:

If to Seller:
_____

If to Purchaser:
_____

Any notice(s) given by one party to the other pursuant to this _Paragraph 18_ shall be deemed effectively given on that date which is two (2) business days after the date any such notice(s) is/are postmarked provided that any such notice(s) is/are properly addressed and mailed as required under this _Paragraph 18_. Either party may change the address to which notice is to be sent to it by providing the other party with written notice of such change in accordance with the terms of this Paragraph.

17.   _Miscellaneous._

    (A)   _Waiver of Formal Tender_ . Formal tender of the executed Deed and the Purchase Price is hereby waived by the parties.

    (B)   _Binding on Successors and Assigns_ . The Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns, if any.

    (C)   _Filing_ . Neither this Agreement nor any Memorandum thereof shall be filed in any Real Property records office or in any other municipal, county or state office.

    (D)   _Governing Law._ This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania.

    (E)   _Gender, Plural, Singular_ . Any reference in this Agreement to any gender, masculine, feminine or neuter, shall be deemed a reference to the other, and the singular shall be deemed to include the plural and vice versa, unless the context otherwise requires.

    (F)   _Captions_ . The captions in this Agreement are for convenience and reference purposes only and shall not be deemed a part of or affect the interpretation of this Agreement.

    (G)   _Partial Invalidity_ . If for any reason any paragraph or provision of this Agreement or the application thereof to any person, entity or circumstance shall be held to any extent to be invalid, unenforceable or contrary to any existing or future laws, then the remainder of this Agreement or the application of such paragraph or provision to persons, entities or circumstances other than those with respect to which it has been held invalid or unenforceable shall not be affected thereby and each paragraph and provision shall be valid and enforced to the fullest extent permitted by law.

(H)   Not Construed Against Drafter . Any presumption of law which provides that an agreement shall be construed against the drafter is hereby waived by the parties to this Agreement, each party being represented by legal counsel.

(I)   No Survival . Unless otherwise specifically stated herein, none of the representations or warranties or other provisions of this Agreement set forth herein shall survive the Settlement, but shall be merged in the Deed at Settlement.

20. 1031 Exchange. The Seller agrees to execute any and all documents in order to allow Purchaser to effectuate a 1031 exchange if the Seller elects to do so, provided no additional liability is imposed upon Seller.

21.   Due Diligence Period. Seller agrees to provide Purchaser thirty days from the date of this agreement as the Due Diligence period.

21.1   Review of Physical Condition. From time to time prior to the Settlement Date, Purchaser shall have the right to inspect the physical condition of the Property, Improvements and Building and make such engineering, environmental and other studies as Purchaser may elect. For purposes of conducting such inspections and studies, Seller agrees to provide Purchaser, its agents, employees, contractors and consultants full and complete access to the improvements at all reasonable times on business days during the Due Diligence Period upon at least twenty-four (24) hours prior written notice to Seller.

21.3 Right of Termination. If, after the inspection of the aforementioned materials and an inspection of the Property, the Purchaser is not satisfied, in Purchaser's sole and absolute discretion, with the condition of the Property, or if Purchaser deems, in Purchaser's sole and absolute discretion, the Property to be unsuitable for Purchaser's purposes, then Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to 5:00 p.m. Eastern Standard Time on the date which is the "Due Diligence Date". (The period from the date hereof through and including the Due Diligence Date is referred to as (the "Due Diligence Period"). If Purchaser terminates this Agreement as aforesaid, (a) the Deposit shall be paid to Purchaser, (b) this Agreement shall become null and void and of no further force or effect, except for the obligation to pay the deposit to Purchaser, and (c) neither Purchaser nor Seller shall have any further liability or obligation to the other under this Agreement, except for the obligation to pay the Deposit to Purchaser.

Continued:
Signature page for November 26th 2013 Landpurchase Agreement AM , JEWEL /HSRFP:

Continued:
Signature page for November 26th 2013 Landpurchase Agreement AM , JEWEL /HSRFP.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Seller and the Purchaser have signed and sealed this Agreement on the date first written above.

As to Buyer:
Buyer Ameri Metro, Inc.
BY: ______________________ DATE 11-26-13

As
Seller:
Seller: Jewel's Real Estate 1086 Master LLLP.
BY: Shahnawaz mathias Partner DATE 11/26/13

AS to end user:
Hi Speed rail facilities provider, Inc.
BY: ______________________ DATE 11/26/2013

EXHIBIT "B"

Credits towards purchase price :

Seller shall provide Credits towards purchase price in the amount equal at $3.75 per shares for the deposit maid on or before on November 26 2013 to seller (Jewel), 333,333 of C Shares of Ameri Metro, Inc . In the amount of **$1,249,998.75**

And Seller shall provide Credits towards purchase price in the amount equal at $4.00 per shares for the deposit 10,000,000 C shares at shares price of $4.00 per shares for the deposit maid on or before March 30th 2014. $40,000,000.

Credits towards purchase price at initial closing of phase 1(1) In the amount of **$1,249,998.75**

Credits towards purchase price at closing of phase II (2) $10,000,000.

Credits towards purchase price at closing of phase III(3) $10,000,000

Credits towards purchase price at closing of phase IV(4) $10,000,000

Credits towards purchase price at closing of phase V (5) $10,000,000

EXHIBIT "C"

TO BE ENTERED AT LATER DATE

Master Trustee Agreement between GIF&DA and HSRF Statutory Trust

MASTER TRUSTEE AGREEMENT

THIS TRUSTEE AGREEMENT, dated as of 9th day April, 2016, by and between **GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.** , a Pennsylvania not for profit corporation (the "Issuer"), and **HSRF STATUTORY TRUST AS TRUSTEE**, a Wyoming trust company (the "Trustee"), having the authority to exercise corporate trust powers, with a designated corporate trust office located in York, Pennsylvania.

WHEREAS, the Issuer is a not for profit corporation to be recognized as exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; and

WHEREAS, the Issuer was organized for the purpose of acting as a parent corporation to, or umbrella organization for, related Sub-Issuers (as defined in the Master Trust Indenture relating to Global Infrastructure Finance & Development Authority, Inc. Revenue Bonds (the "Master Indenture") and to facilitate the provision of transportation projects, Parallel Ancillary Infrastructure Development projects and services by the Sub-Issuers (the "Project"); and

WHEREAS, each Sub-Issuer shall be organized for the purpose of financing, acquisition, construction, operation, management, and maintenance of a transportation projects, Parallel Ancillary Infrastructure Development projects and services system for passenger and freight transportation within certain rail corridors, and other transportation projects and services; and

WHEREAS, the Issuer deems it advisable to borrow money and to issue its Revenue Bonds (the "Bonds") to finance certain costs associated with the creation and development of the Sub-Issuers including, but not limited to, money loaned to a Sub-Issuer by the Issuer, and to mortgage and pledge as security for the Bonds any assets of the Issuer and any revenue to be derived from its operations including, but not limited to, money repaid to the Issuer by a Sub-Issuer; and

WHEREAS, the Issuer recognizes that a trustee must be engaged in order to carry out the administrative functions required under the Master Indenture, and any Supplemental Indentures, related to the Bonds and to act in a fiduciary capacity with regard to the bondholders (the "Bond Trustee"); and

WHEREAS, the Issuer desires Trustee to serve pursuant to Article VI of the Master Indenture as Bond Trustee; and

WHEREAS, the Trustee desires to serve as Bond Trustee pursuant to Article VI of the Master Indenture.

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NOW, THEREFORE, in consideration of the foregoing recitals and benefits to be derived from the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Trustee hereby accepts the position of Bond Trustee for the Bonds subject to the terms and conditions contained in the Master Indenture. Said terms and conditions shall include, but not be limited to:

(1) **Trustee May Act Through Agents.** The Trustee may execute any powers and perform any duties required of it under the Master indenture through attorneys, agents, officers or employees, and shall be entitled to advice of counsel concerning all questions thereunder, and the Trustee shall not be answerable for the default or misconduct of any attorney, agent or employee selected by it with reasonable care. The Trustee may rely on the advice of counsel and shall not be held liable for actions taken in reliance on the advice of counsel. The Trustee shall not be answerable for the exercise of any discretion or power under the Master Indenture or any Supplemental Indenture nor for anything whatever in connection with the trust hereunder, except only its own gross negligence or willful misconduct.

(2) **Compensation and Indemnification.** The Issuer shall pay the Trustee reasonable compensation for its services hereunder, and also all its reasonable expenses and disbursements, including the reasonable fees and expenses of Trustee's counsel, and to the extent permitted under Alabama law shall indemnify the Trustee and hold the Trustee harmless against any liabilities which it may incur in the exercise and performance of its powers and duties except with respect to its own gross negligence or willful misconduct. The Trustee shall have no duty in connection with its responsibilities under the Master Indenture to advance its own funds nor shall the Trustee have any duty to take any action pursuant to the Master Indenture without first having received indemnification satisfactory to it.

(3) **No Duty to Renew Insurance.** The Trustee shall be under no duty to effect or to renew any insurance policy nor shall it incur any liability for the failure of the Issuer to require or effect or renew insurance or to report or file claims of loss thereunder.

(4) **Obligation to Act on Default.** Before taking any action under the Master Indenture or any Supplemental Indenture in respect of an Event of Default, as defined therein, the Trustee may require that a satisfactory indemnity bond be furnished for the reimbursement of all expenses to which it may be put and to protect it against all liability, except liability resulting from its own gross negligence or willful misconduct in connection with any such action.

(5) **Reliance by Trustee.** The Trustee may act on any requisition, resolution, notice, request, consent, waiver, certificate, statement, affidavit, voucher, bond, or other paper or document or telephone message which it in good faith believes to be genuine and to have been passed, signed or given by the proper persons or to have been prepared and furnished pursuant to any of the provisions of the Master Indenture or any Supplemental Indenture; and the Trustee shall be under

2

no duty to make any investigation as to any statement contained in any such instrument, but may accept the same as conclusive evidence of the accuracy of such statement.

(6) **Trustee May Deal in Bonds.** The Trustee may in good faith buy, sell, own, hold and deal in any of the Bonds and may join in any action which any Owners may be entitled to take with like effect as if the Trustee were not a party to the Master Indenture or any Supplemental Indenture. The Trustee may also engage in or be interested in any financial or other transaction with the Issuer.

(7) **Resignation of Trustee.** The Trustee may resign and be discharged of the trusts created by the Master Indenture or any Supplemental Indenture by written resignation filed with the Secretary of the Issuer not less than sixty (60) days before the date when such resignation is to take effect; provided that notice of such resignation shall be sent by first-class mail to each Owner as its name and address appears on the Bond Register and to any Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer, and any Liquidity Facility issuer, at least sixty (60) days before the resignation is to take effect. Such resignation shall take effect on the day specified in the Trustee's notice of resignation unless a successor Trustee is previously appointed, in which event the resignation shall take effect immediately on the appointment of such successor; provided, however, that notwithstanding the foregoing such resignation shall not take effect until a successor Trustee has been appointed.

(8) **Merger of Trustee.** Any corporation into which any Trustee under the Master Indenture may be merged or with which it may be consolidated or into which all or substantially all of its corporate trust assets shall be sold or its operations conveyed, or any corporation resulting from any merger or consolidation to which any Trustee hereunder shall be a party, shall be the successor Trustee under the Master Indenture, without the execution or filing of any paper or any further act on the part of the parties thereto, anything herein to the contrary notwithstanding; provided, however, that any such successor corporation continuing to act as Trustee hereunder shall meet the requirements of Section 614 of the Master Indenture, and if such corporation does not meet the aforesaid requirements, a successor Trustee shall be appointed pursuant to this Article VI of the Master Indenture.

(9) **Effective Date.** Trustee's rights, duties, responsibilities and powers as Bond Trustee shall become effective upon the completion and execution of the Master Indenture. And including the any Supplemental Indentures, related to the Bonds

[SIGNATURES ON FOLLOWING PAGE]

3

MASTER TRUSTEE AGREEMENT
SIGNATURES PAGE

Dated this _9_ day of _APRiL_ , 2016.

ATTEST: Global Infrastructure Finance & development Authority, Inc.





Secretary
Todd Reynold

By: _____

President
James Kirkpatrick

ATTEST: HSRF STATUTORY TRUST





Authorized Trust Officer
Joseph Silbaugh

By: _____

Authorized Trust Officer
Robert Holmes

4

AMERI METRO INC.
INCOME APPROACH
April 6 2016

Forecasted Income Statement

Four Non-Profits to officiate bond offerings	Exh	Allocated Entity Bond offering Per Projects	FN	7-Year 41.5% Total Income (4) Off Bond Offering	2016-2017	2018	2019	2020	2021	2022	2023	Total
						Total Income by year for 7 years (1)						
					4%	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%	100%
HSR Facility Provider Inc. (High Speed Rail)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
HSR Facility Inc. (Al. Pa. Port Operations)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
ATFI (Alabama Toll Rd)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
Global Infrastructure Development & Fin. Authority For Parallel Ancillary Infrastructure												
Parallel Ancillary Infrastructure Development Bonds												
Appalachian Regional Commissions Documents	10	34,000,000,000	2	14,110,000,000	564,400,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	14,110,000,000
ATFI 2016 Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
Atlantic Energy and Utilities Documents	10	40,000,000,000	2	16,600,000,000	664,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	16,600,000,000
High Speed Rail Facilities Inc. Master Trust Indenture Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
High Speed Rail Facilities Provider Inc. Master Trust Indenture Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
HSR Freight and Passenger for Port Freeport Brazoria Texas Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
HSR Freight Line Inc Phil. Regional Port Authority Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
HSR Freight Line Inc. Documents	10	60,000,000,000	2	24,900,000,000	996,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	24,900,000,000
HSR Passenger Services and HSR Freight line Inc. Ga Resolution 948 Documents	10	10,000,000,000	2	4,150,000,000	166,000,000	664,000,000	664,000,000	664,000,000	664,000,000	664,000,000	664,000,000	4,150,000,000
HSR Passenger Services Inc. Documents	10	25,000,000,000	2	10,375,000,000	415,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	10,375,000,000
HSR Technologies Inc. Documents	10	25,000,000,000	2	10,375,000,000	415,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	10,375,000,000
KS JM International Airport Documents	10	15,000,000,000	2	6,225,000,000	249,000,000	996,000,000	996,000,000	996,000,000	996,000,000	996,000,000	996,000,000	6,225,000,000
Lord Chauffeurs LTD Documents	10	2,000,000,000	2	830,000,000	33,200,000	132,800,000	132,800,000	132,800,000	132,800,000	132,800,000	132,800,000	830,000,000
Malibu Homes Inc. Documents	10	60,000,000,000	2	24,900,000,000	996,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	24,900,000,000
Michigan COAST -to-COAST Passenger Rail Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
New York Washington HS Rail Corridor Documents	10	38,000,000,000	2	15,770,000,000	630,800,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	15,770,000,000
Platinum Media Inc. Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
Port of De Claudius Inc. Documents	10	8,000,000,000	2	3,320,000,000	132,800,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	3,320,000,000
Port of Ostia Inc. Ann Charles international Cargo Airport Brazoria TX Indentures Documents	10	8,000,000,000	2	3,320,000,000	132,800,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	3,320,000,000
Port Ostia Air Cargo Documents	10	5,000,000,000	2	2,075,000,000	83,000,000	332,000,000	332,000,000	332,000,000	332,000,000	332,000,000	332,000,000	2,075,000,000
Portus De Jewel Mexico Documents	10	40,000,000,000	2	16,600,000,000	664,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	16,600,000,000
Total Revenue					8,399,600,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	209,990,000,000
Total Bond Indenture Raise by Year		506,000,000,000		209,990,000,000	20,240,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	506,000,000,000
Expenses as a percentage of revenues:												
Operating 20%					1,679,920,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	41,998,000,000
Salaries 30%					2,519,880,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	62,997,000,000
Gen and Admin 16%					1,343,936,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	33,598,400,000
Total Expenses 66%					5,543,736,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	138,593,400,000
Income from Operations Before Provision for Taxes												
Total Net Income Before Taxes					2,855,864,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	71,396,600,000
Provision for Taxes					999,052,624	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	24,976,315,595
Net Income (Loss) (1)					1,856,811,376	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	46,420,284,405

(1) Net income is considered bookable revenue from bond consulting fees, cash flow from bookable revenue will vary year to year and be realized in full over and beyond the 7 year projected revenue time frame.

(2) Ameri Metro will utilize seasoned regional sub-contractors in each project market to perform work shortly after bond offering. Each party will manage it's own project independent of each other. Initial major investments, land investments, environmental studies, engineering, site improvements. Subsequent bond offerings will be issued for additional phases of the projects from Master Bond Indentures, but not limited to Parallel Ancillary Infrastructure Development. Costs are based on US Government Standards, by partnering with related parties, efficiencies will be realized translating into profits.

(4) 41.5% breakdown is as follows: 1.5% Consulting Fee, Cost of project plus 40%

Master Consulting Agreement between
GIF&DA and Ameri Metro, Inc.

MASTER CONSULTING AGREEMENT

THIS AGREEMENT is made and entered into on the day of March2016, by GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC. A DIVISION OF HI SPEED RAIL FACILITIES INC, of P.O. Box125 Red lion Pa, 17356, hereinafter referred to as "GIF&DA;" and AMERI METRO, Inc. of 2575 Eastern Blvd suite 211 York, PA17402, hereinafter referred to as "AMERI." GIF&DA, and AMERI may be referred to collectively herein as "the parties."

WHEREAS, GIF&DA, is a not for profit corporation organized and existing under the laws of the State of Pennsylvania, and AMERI is a business corporation organized and existing under the laws of the State of Delaware; and

WHEREAS, GIF&DA, has or about to secure all necessary approvals by certain Joint Resolutions enacted by the federal and state(s) governmental agencies Legislature for the construction of a project consisting of the financing, construction and operation of Hi Speed Rail Passenger, Freight, Air, Sea, Ground, Other Transportation Projects and other Parallel and Ancillary Infrastructure Projects.

WHEREAS, GIF&DA, and AMERI desire to enter into an agreement whereby Ameri Metro will do and perform all required tasks and actions to develop and construct the Project as agent and representative of GIF&DA, by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities; and

WHEREAS, GIF&DA, and AMERI desire to specify and set forth the authority of Ameri Metro to do such actions relating to the construction of the Project and to set the compensation to be paid to AMERI as the fee for its services.

NOW THEREFORE, in consideration of the following covenants and duties to be performed by each party, and with the intention to be bound legally hereby, GIF&DA, and Ameri Metro agree as follows:

1. GIF&DA hereby appoints AMERI as its Master agent and representative to perform all required tasks and actions to develop and construct the Projects as agent and representative of GIF&DA, without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities.

2. AMERI hereby accepts such appointment and agrees to perform as Master agent and representative of GIF&DA' as specified.

3. The term of this Agreement shall continue until the completion of the Project and thereafter until terminated by mutual agreement of GIF&DA,

and AMERI, and it may continue into perpetuity if not so terminated.

4. AMERI shall be compensated for arranging financing and developing the sponsorship mechanism for the Project by a specific fee equal to one and one half percent (1.5%) of the face amount of each master trust indenture. All fees are deemed earned upon delivery of each master trust indenture documents and or recordation of same in any public record including with DTC and or SEC Additionally. services other than arranging financing that are performed by AMERI for GIF&DA, financing shall be compensated in accordance with separate agreements addressing other aspects of the Project. In addition to the payment of fees for its services AMERI shall be entitled to prompt reimbursement of all costs and expenses advanced or incurred by it in furtherance of its duties hereunder. All fee is deemed earned upon delivering of bond indenture documents, GIF&DA. shall is responsible for additional financing fees to direct or In direct financiers, mortgage banker or financing facilitator.

5. The parties agree that this Agreement is not intended to create, nor shall it create a partnership between them or any business relationship other than that specifically created by the terms hereof.

6. The business and affairs of the Project shall be controlled by AMERI without the requirement that the approval of GIF&DA. be obtained for any actions taken. subject only to the submission of such reports and accountings being furnished by AMERI METRO to GIF&DA. as the parties may agree from time to time.

7. AMERI may conduct the business of the Project from such location or locations as it may elect. whether in the UNITED- KINGDOM, the Commonwealth of Pennsylvania or elsewhere.

8. AMERI may act through such subagents and subcontractors, attorneys and representatives as it deems necessary in its sole discretion; and to compensate such parties under such terms as it may agree'

9. The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by AMERI, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as AMERI METRO shall institute for the safekeeping and distribution according to sound business practices. AMERI shall act as sponsor for the GIF&DA, Direct offering and Bond Issuer. And or stock offering.

10. AMBRI shall maintain current and complete records of all aspects of its performance on behalf of GIF&DA. and in furtherance of the Project, with such records being available to GIF&DA. and to other parties as legally required. Such records shall be examined and audited by independent

auditors and accountants selected by AMERI, with such statements of account being rendered as required by good accounting practices.

11. AMERI shall comply with all legal requirements of all applicable agencies and jurisdictions for the project, including but not limited to labor and hiring practices, compensation of subcontractors and workers, and taxes and insurance. In order to assure such compliance, AMERI may employ attorneys and advisors as it may in its sole discretion determine, securing such legal advice and opinions as will reasonably protect the Project and the parties thereto.

12. AMERI shall maintain during and after the completion of the Project all records of the Project, and they shall be available for inspection as required by law and the agreement of the parties.

13. This Agreement shall be construed according to and governed by the laws of the Commonwealth of Pennsylvania. Venue for any legal actions between the parties involving this Agreement and/or the Project shall be in York County, Pennsylvania.

14. This Agreement constitutes the entire agreement between the parties and supersedes all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof, and neither party hereto shall be bound by nor charged with any oral or written agreements, representation, warranties, statements, promises or understandings not specifically set forth in this Agreement. This Agreement may not be amended, altered or modified except by a writing signed by both parties.

15. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to GIF&DA: Co% James Kingsborough, President
                       P.O.BOX 124 Red Lion Pa. 17356

If to AMERI METRO INC. Co% James Becker, President
                       P.O.BOX 125 Red Lion, Pa 17356

Any party hereto may change its address for purposes of this paragraph by written

Notice given to the other in the manner provided above.

16. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

17. If any provision of this Agreement, or any portion thereof, is held to be in valid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

18. Each party hereto agrees to do all acts and things and to make, execute, and deliver such written instruments as shall from time to time be reasonably required to carry out the terms and provisions of this agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC. A Division of HI SPEED RAIL FACILITIES, INC.



By:_____
James Kingsbrough, President

AMERI METRO, INC.



By:_____
James Becker, President

AMERI METRO INC.
INCOME APPROACH
April 6 2016

Forecasted Income Statement

Four Non-Profits to officiate bond offerings	Exh	Allocated Entity Bond offering Per Projects	FN	7-Year 41.5% Total Income (4) Off Bond Offering	2016-2017	Total Income by year for 7 years (1) 2018	2019	2020	2021	2022	2023	Total
					4%	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%	100%
HSR Facility Provider Inc. (High Speed Rail)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
HSR Facility Inc. (Al. Pa. Port Operations)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
ATFI (Alabama Toll Rd)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
Global Infrastructure Development & Fin. Authority For Parallel Ancillary Infrastructure												
Parallel Ancillary Infrastructure Development Bonds												
Appalachian Regional Commissions Documents	10	34,000,000,000	2	14,110,000,000	564,400,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	14,110,000,000
ATFI 2016 Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
Atlantic Energy and Utilities Documents	10	40,000,000,000	2	16,600,000,000	664,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	16,600,000,000
High Speed Rail Facilities Inc. Master Trust Indenture Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
High Speed Rail Facilities Provider Inc. Master Trust Indenture Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
HSR Freight and Passenger for Port Freeport Brazoria Texas Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
HSR Freight Line Inc Phil. Regional Port Authority Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
HSR Freight Line Inc. Documents	10	60,000,000,000	2	24,900,000,000	996,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	24,900,000,000
HSR Passenger Services and HSR Freight line Inc. Ga Resolution 948 Documents	10	10,000,000,000	2	4,150,000,000	166,000,000	664,000,000	664,000,000	664,000,000	664,000,000	664,000,000	664,000,000	4,150,000,000
HSR Passenger Services Inc. Documents	10	25,000,000,000	2	10,375,000,000	415,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	10,375,000,000
HSR Technologies Inc. Documents	10	25,000,000,000	2	10,375,000,000	415,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	10,375,000,000
KS JM International Airport Documents	10	15,000,000,000	2	6,225,000,000	249,000,000	996,000,000	996,000,000	996,000,000	996,000,000	996,000,000	996,000,000	6,225,000,000
Lord Chauffeurs LTD Documents	10	2,000,000,000	2	830,000,000	33,200,000	132,800,000	132,800,000	132,800,000	132,800,000	132,800,000	132,800,000	830,000,000
Malibu Homes Inc. Documents	10	60,000,000,000	2	24,900,000,000	996,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	24,900,000,000
Michigan COAST -to-COAST Passenger Rail Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
New York Washington HS Rail Corridor Documents	10	38,000,000,000	2	15,770,000,000	630,800,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	15,770,000,000
Platinum Media Inc. Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
Port of De Claudius Inc. Documents	10	8,000,000,000	2	3,320,000,000	132,800,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	3,320,000,000
Port of Ostia Inc. Ann Charles International Cargo Airport Brazoria TX Indentures Documents	10	8,000,000,000	2	3,320,000,000	132,800,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	3,320,000,000
Port Ostia Air Cargo Documents	10	5,000,000,000	2	2,075,000,000	83,000,000	332,000,000	332,000,000	332,000,000	332,000,000	332,000,000	332,000,000	2,075,000,000
Portus De Jewel Mexico Documents	10	40,000,000,000	2	16,600,000,000	664,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	16,600,000,000
Total Revenue					8,399,600,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	209,990,000,000
Total Bond Indenture Raise by Year		506,000,000,000		209,990,000,000	20,240,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	506,000,000,000
Expenses as a percentage of revenues:												
Operating 20%					1,679,920,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	41,998,000,000
Salaries 30%					2,519,880,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	62,997,000,000
Gen and Admin 16%					1,343,936,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	33,598,400,000
Total Expenses 66%					5,543,736,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	138,593,400,000
Income from Operations Before Provision for Taxes												
Total Net Income Before Taxes					2,855,864,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	71,396,600,000
Provision for Taxes					999,052,624	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	24,976,315,595
Net Income (Loss) (1)					1,856,811,376	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	46,420,284,405

(1) Net income is considered bookable revenue from bond consulting fees; cash flow from bookable revenue will vary year to year and be realized in full over and beyond the 7 year projected revenue time frame.

(2) Ameri Metro will utilize seasoned regional sub-contractors in each project market to perform work shortly after bond offering. Each party will manage it's own project independent of each other. Initial major investments, land investments, environmental studies, engineering, site improvements. Subsequent bond offerings will be issued for additional phases of the projects from Master Bond Indentures, but not limited to Parallel Ancillary Infrastructure Development. Costs are based on US Government Standards, by partnering with related parties, efficiencies will be realized translating into profits.

(4) 41.5% breakdown is as follows: 1.5% Consulting Fee, Cost of project plus 40%

Wells Fargo Bank 1031 Exchange Account

Wells Fargo Bank, N.A.
1031 Like-Kind Exchange Information for Real Property

WELLS FARGO

Owner of relinquished property (property being sold)

Full legal name as listed on KYC/CIP Questionnaire	If company, contact name
Ameri Metro Inc	Shah Mathias

Relinquished property information (property being sold)

Legal description or street address

See other Document.

City	State	County

Closing date	Sales price	Debt on property
09/14/2016	33,740,000	

If selling a fractional ownership interest or if partial exchange, please indicate percentage or dollar amount

Full legal name of purchaser of relinquished property

Ameri Metro Inc.

Replacement property information (property being acquired)

Has the replacement property been located? ☑ Yes ☐ No	If yes, expected closing date
	Within 6 months

Attorney/advisor/closing agent

Type of advisor: ☐ Attorney   ☑ Accountant/CPA   ☐ Other

Firm name	Contact name
Miller Brown, Ohm & Associates	Eric Schmiedel

Physical address	Mailing address (if different)
22 Susquehanna Trail	Same

City	State	Zip code
York	PA	17404

Phone number	Fax number	E-mail address
717-668-8492	717-668-8493	Eric@mbocpas.com

Assistant

Send documents to: ☑ Owner ☐ Attorney ☐ Both	Send documents via e-mail: ☑ Yes ☐ No

Submitted by

Name	Phone number	Email address
Shah Mathias	717-434-0668	Shah@ambsr.com

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
Ameri Metro Inc.

2 Business name/disregarded entity name, if different from above
Ameri Metro Inc.

3 Check appropriate box for federal tax classification; check only one of the following seven boxes:
☐ Individual/sole proprietor or single-member LLC ☒ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ______
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):
Exempt payee code (if any)
Exemption from FATCA reporting code (if any)
(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.)
2575 Eastern Blvd

Requester's name and address (optional)

6 City, state, and ZIP code
York Pa 17402

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number
[ ][ ][ ] - [ ][ ] - [ ][ ][ ][ ]

or

Employer identification number
45 - 1 8 7 7 3 4 2

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

X **Sign Here** | Signature of U.S. person ▶ Debra Mathias Date ▶ 9/06/16

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at *www.irs.gov/fw9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting?* on page 2 for further information.

Certification of beneficial owner(s)

Persons opening an account on behalf of a legal entity must provide the following information:

a. Name of person opening account:

Debra Ann Mathias

b. Name of legal entity for which the account is being opened:

Ameri Metro Inc (public Company)

c. The following information for individuals, if any, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, ***owns 25 percent or more of the equity interests*** *of the legal entity listed above.*

(If no individual meets this definition, please write "Not Applicable.")

Full Legal Name	*% of Ownership*	*Date of Birth*	*Home Address*	*For U.S. Persons: Social Security Number*	*For Foreign Persons: Passport Number and Country of Issuance, or other similar identification number*[1]

d. The following information for one individual with significant responsibility for managing the legal entity listed above, such as:

- *An executive officer or senior manager (e.g. Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Managing Member, General Partner, President, Vice President, Treasurer); or*
- *Any other individual who regularly performs similar functions.*

(If appropriate, an individual listed under section c) above may also be listed in this section (d))

Full Legal Name	*Date of Birth*	*Home Address*	*For U.S. Persons: Social Security Number*	*For Foreign Persons: Passport Number and Country of Issuance, or other similar identification number*[1]
Debra Ann Mathias	6/28/1958	1038 Woodridge Rd. Red Lion Pa 17356	168-52-5637	

I, Debra Ann Mathias *(name of person opening account), hereby certify, to the best of my knowledge, that the information provided above is completed and correct.*

Signature: Debra A. Mathias Date: 9/6/16

[1] In lieu of a passport number, foreign persons may also provide an alien identification card number, or number and country of issuance of any other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard

Together we'll go far



State of Delaware
Secretary of State
Division of Corporations
Delivered 11:51 AM 04/13/2010
FILED 11:36 AM 04/13/2010
SRV 100376938 - 4810785 FILE

CERTIFICATE OF INCORPORATION
OF
Ameri Metro, Inc.

FIRST: The name of the corporation is Ameri Metro, Inc.

SECOND: Its registered office in the State of Delaware is to be located at 3500 South DuPont Highway in the City of Dover, County of Kent. The Registered Agent in charge at such address is Incorporating Services, Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation shall be authorized to issue 1,500 (Fifteen Hundred) Shares at No par value.

FIFTH: The name and address of the incorporator is:


Global Reit Investment Limited
Company # 6426885
2nd Floor, 43 Broomfield Road
Chelmsford Essex CM1 1SY UK


SIXTH: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty or loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, have hereunto set my hand this 12th day of April, 2010.


Global Reit Investment Limited




Name: Ross Hammond
For and on behalf of:
Third Party Company Secretaries Limited
Title: Company Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:58 PM 04/30/2010
FILED 01:46 PM 04/30/2010
SRV 100447349 - 4810785 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

AMERI METRO, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

The corporation shall be authorized to issue 100,000,000 of Common Stock with .0001 Par Value and 20,000,000 of Preferred Shares with .0001 Par Value.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 21st day of April, 2010.

By: [signature]
Authorized Officer

Title: C.E.O.

Name: SHAH M. MATHIAS
Print or Type

CERTIFICATE OF INCUMBENCY

The undersigned, Secretary of Ameri Metro, Inc. a Delaware corporation (hereinafter "Corporation"), hereby certifies as follows:

1. That he is the duly elected, qualified and acting Secretary of the Corporation and is charged with maintaining the records, minutes and seal of the Corporation.

2. That pursuant to the Corporation's By-Laws, as amended, the following named person(s) was/were designated and appointed to the office(s) indicated below, and that said person(s) does/do continue to hold such office(s) at this time, and the signature(s) set forth opposite the name(s) are genuine signatures.

NAME SIGNATURE TITLE
Shah Mathias President non Board Member

3. That pursuant to the Corporation's By-Laws, as amended, and certain resolutions adopted by the Corporation's Board of Directors, the person(s) designated to serve in the above-entitled capacity was given sufficient authority to act on behalf of and to bind the Corporation with respect to Merger and Acquisitions, Business Development, Opening Bank Accounts and Tax Matter transactions, involving the leasing of equipment, including without limitation the sale and lease back of such equipment, and that the execution by said person(s) of documents related to such transactions, including without limitation Master Lease Agreements and Equipment Schedules thereto, constitute a legally binding and enforceable obligation of the Corporation.

4. That pursuant to the Corporation's By-Laws, as amended, the undersigned has the power and authority to execute this certificate on behalf of the Corporation and that he/she has so executed this certificate and set the seal of the Corporation this __________ day of __________, 20_____.

Signature: Steven Leroy Trout - Secretary

(SEAL) Secretary Steven Leroy Trout



ISS Marine Services, Inc. Acceptance Letter

(Please see separate PDF Files of
ISS 2012 and 2014 Power Point Presentations)

First Amendment

TO

AM: **ACCEPTANCE LETTER DATED 08.14.2012**

And

ISS: PROPOSAL DATED AUGUST 8TH 2012

Now on this 30th day of October 2012 Ameri Metro, Inc., Port of Ostia, Inc., AND

Port of Ostia, Inc. Agree to appoint ISS Marine Services, Inc. As agent for its operations from Port of southern Louisiana

Now therefore we shall collectively move to memorialize acceptance of foregoing First Amendment to be incorporated into AM: acceptance letter dated 08.14.2012 and

ISS: proposal dated august 8TH 2012 and EXHIBIT "A" by all parties. Signing the acknowledgment below by Ameri Metro, Inc., Port of Ostia Inc. and Port of De Claudius, Inc. and ISS Marine Services Inc.

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS First Amendment.
AS OF THIS DAY AND YEAR FIRST ABOVE WRITTEN.

Ameri Metro, Inc.

By: _____

Shah Mathias CEO

ISS Marine Services, Inc

By: _____

Ian Whelan SVP Operations and an officer of the company in Mobile.

Port Of Ostia, Inc.

BY: _____

Shah Mathias CEO

Port of De Claudius, Inc.

BY: _____

Shah Mathias CEO